UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Republic of Colombia
_____
Exact name of registrant as specified in charter

0000917142
_____
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended
December 31, 2019
_____
Electronic report, schedule or registration statement of which the
documents are a part (give period of report)

033-73840
_____
SEC file number, if available

S-_____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2019
_____
Report period (if applicable)

_____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

___X___ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 24, 2020.

REPUBLIC OF COLOMBIA

By: /s/ *Alberto Carrasquilla Barrera*
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2019 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2020 of the Republic of Colombia and the amendments to articles 1 and 2 to said law in order to increase the National Budget by Law-Decree 519 of April 5, 2020, Law-Decree 522 of April 6, 2020, Law-Decrees 571 and 572 of April 15, 2020, Law-Decree 774 of June 3, 2020, and Law-Decree 813 of June 4, 2020, issued under the national State of Emergency declared due to COVID-19

EXHIBIT C

LEY No. 2008 **27 DIC 2019**

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y
RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA
VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2020

EL CONGRESO DE COLOMBIA

DECRETA:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2020, en la suma de DOSCIENTOS SETENTA Y UN BILLONES SETECIENTOS TRECE MIL NOVECIENTOS NOVENTA Y CUATRO MILLONES SETECIENTOS ONCE MIL SETECIENTOS CUARENTA Y UN PESOS MONEDA LEGAL ($271,713,994,711,741), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2020, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

CONCEPTO	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	255,230,779,025,969
1. INGRESOS CORRIENTES DE LA NACIÓN	159,366,960,000,000
2. RECURSOS DE CAPITAL DE LA NACIÓN	81,265,594,647,948
5. CONTRIBUCIONES PARAFISCALES DE LA NACIÓN	2,246,823,131,586
6. FONDOS ESPECIALES DE LA NACIÓN	12,351,401,246,435
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	16,483,215,685,772
0209 AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA	
31012. RECURSOS DE CAPITAL	66,654,230,000
0213 AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS	
31012. RECURSOS DE CAPITAL	141,135,000
0324 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
31011. INGRESOS CORRIENTES	620,248,483,343
0402 FONDO ROTATORIO DEL DANE	
31011. INGRESOS CORRIENTES	41,869,000,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

CONCEPTO		TOTAL
0403	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
31011.	INGRESOS CORRIENTES	71,233,000,000
0503	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
31011.	INGRESOS CORRIENTES	35,080,000,000
31012.	RECURSOS DE CAPITAL	197,904,516,770
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	160,697,000,000
1102	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
31011.	INGRESOS CORRIENTES	185,328,000,000
1104	UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA	
31011.	INGRESOS CORRIENTES	24,672,000,000
31012.	RECURSOS DE CAPITAL	8,000,000,000
1204	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
31011.	INGRESOS CORRIENTES	328,836,952,000
31012.	RECURSOS DE CAPITAL	22,000,000,000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	77,575,000,000
1208	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
31011.	INGRESOS CORRIENTES	52,600,000
31012.	RECURSOS DE CAPITAL	1,900,000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	101,945,600,000
1309	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
31011.	INGRESOS CORRIENTES	23,943,000,000
31012.	RECURSOS DE CAPITAL	14,042,000,000
1310	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
31011.	INGRESOS CORRIENTES	4,127,000,000
31012.	RECURSOS DE CAPITAL	113,000,000
1313	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
31011.	INGRESOS CORRIENTES	269,042,000,000
1503	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	237,841,000,000
31012.	RECURSOS DE CAPITAL	8,081,000,000
1507	INSTITUTO CASAS FISCALES DEL EJERCITO	
31011.	INGRESOS CORRIENTES	31,650,000,000
31012.	RECURSOS DE CAPITAL	5,661,000,000
1508	DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA	
31011.	INGRESOS CORRIENTES	5,000,000,000
31012.	RECURSOS DE CAPITAL	3,000,000,000
1510	CLUB MILITAR DE OFICIALES	
31011.	INGRESOS CORRIENTES	47,442,000,000
31012.	RECURSOS DE CAPITAL	6,300,000,000
1511	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
31011.	INGRESOS CORRIENTES	272,035,000,000
31012.	RECURSOS DE CAPITAL	26,488,000,000
1512	FONDO ROTATORIO DE LA POLICIA	
31011.	INGRESOS CORRIENTES	209,322,000,000
31012.	RECURSOS DE CAPITAL	65,796,000,000
1516	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
31011.	INGRESOS CORRIENTES	30,885,000,000
1519	HOSPITAL MILITAR	
31011.	INGRESOS CORRIENTES	406,680,000,000
31012.	RECURSOS DE CAPITAL	1,670,000,000
1520	AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
31011.	INGRESOS CORRIENTES	497,067,000,000
31012.	RECURSOS DE CAPITAL	23,242,000,000

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

CONCEPTO		TOTAL
1702	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
31011.	INGRESOS CORRIENTES	63,912,470,435
31012.	RECURSOS DE CAPITAL	18,812,267,766
1715	AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP	
31011.	INGRESOS CORRIENTES	3,860,725,866
31012.	RECURSOS DE CAPITAL	3,364,435,100
1717	AGENCIA NACIONAL DE TIERRAS - ANT	
31011.	INGRESOS CORRIENTES	1,834,736,000
31012.	RECURSOS DE CAPITAL	4,141,400,000
1718	AGENCIA DE DESARROLLO RURAL - ADR	
31011.	INGRESOS CORRIENTES	671,080,556
31012.	RECURSOS DE CAPITAL	4,304,325,868
1903	INSTITUTO NACIONAL DE SALUD (INS)	
31011.	INGRESOS CORRIENTES	4,517,408,000
1910	SUPERINTENDENCIA NACIONAL DE SALUD	
31011.	INGRESOS CORRIENTES	117,384,651,011
31012.	RECURSOS DE CAPITAL	38,059,019,989
1912	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
31011.	INGRESOS CORRIENTES	162,579,000,000
31012.	RECURSOS DE CAPITAL	33,554,000,000
1913	FONDO DE PREVISION SOCIAL DEL CONGRESO	
31011.	INGRESOS CORRIENTES	19,922,670,000
31012.	RECURSOS DE CAPITAL	39,900,000,000
1914	FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
31011.	INGRESOS CORRIENTES	107,118,488,000
31012.	RECURSOS DE CAPITAL	4,646,975,000
2103	SERVICIO GEOLÓGICO COLOMBIANO	
31011.	INGRESOS CORRIENTES	11,499,366,200
31012.	RECURSOS DE CAPITAL	7,194,783,000
2109	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
31011.	INGRESOS CORRIENTES	36,086,600,000
31012.	RECURSOS DE CAPITAL	1,298,656,335
2110	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
31011.	INGRESOS CORRIENTES	10,661,448,000
31012.	RECURSOS DE CAPITAL	16,954,802,000
2111	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
31011.	INGRESOS CORRIENTES	218,017,763,225
31012.	RECURSOS DE CAPITAL	966,969,700,000
2112	AGENCIA NACIONAL DE MINERÍA - ANM	
31011.	INGRESOS CORRIENTES	51,679,424,000
31012.	RECURSOS DE CAPITAL	54,027,636,000
2209	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
31011.	INGRESOS CORRIENTES	1,000,204,396
31012.	RECURSOS DE CAPITAL	295,213,459
2210	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
31011.	INGRESOS CORRIENTES	820,349,337
31012.	RECURSOS DE CAPITAL	907,330,663
2234	ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL	
31011.	INGRESOS CORRIENTES	11,230,302,042

9

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

CONCEPTO	TOTAL
2238	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
31011.	INGRESOS CORRIENTES	335,415,267
31012.	RECURSOS DE CAPITAL	156,752,999
2239	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
31011.	INGRESOS CORRIENTES	1,915,200,000
2241	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
31011.	INGRESOS CORRIENTES	9,000,926,756
31012.	RECURSOS DE CAPITAL	1,363,264,244
2242	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
31011.	INGRESOS CORRIENTES	2,273,805,000
2306	FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES	
31011.	INGRESOS CORRIENTES	1,322,897,634,361
31012.	RECURSOS DE CAPITAL	120,000,000,000
2308	UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION DE COMUNICACIONES	
31011.	INGRESOS CORRIENTES	45,926,101,000
2309	AGENCIA NACIONAL DEL ESPECTRO - ANE	
31011.	INGRESOS CORRIENTES	27,413,796,610
2311	COMPUTADORES PARA EDUCAR CPE	
31011.	INGRESOS CORRIENTES	33,423,895,231
2312	CORPORACION AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND	
31011.	INGRESOS CORRIENTES	17,326,513,922
2402	INSTITUTO NACIONAL DE VIAS	
31011.	INGRESOS CORRIENTES	1,117,076,853,223
31012.	RECURSOS DE CAPITAL	53,415,120,369
2412	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
31011.	INGRESOS CORRIENTES	1,390,153,200,000
31012.	RECURSOS DE CAPITAL	249,719,000,000
2413	AGENCIA NACIONAL DE INFRAESTRUCTURA	
31011.	INGRESOS CORRIENTES	262,400,000,600
2416	AGENCIA NACIONAL DE SEGURIDAD VIAL	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	163,436,000,000
2417	SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE	
31011.	INGRESOS CORRIENTES	52,303,000,000
2602	FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
31011.	INGRESOS CORRIENTES	534,757,072
31012.	RECURSOS DE CAPITAL	20,812,242,928
2802	FONDO ROTATORIO DE LA REGISTRADURIA	
31011.	INGRESOS CORRIENTES	90,870,000,000
31012.	RECURSOS DE CAPITAL	9,863,000,000
2803	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
31012.	RECURSOS DE CAPITAL	13,770,000,000
2902	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
31011.	INGRESOS CORRIENTES	11,914,500,000
31012.	RECURSOS DE CAPITAL	3,190,400,000
2904	FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	58,075,477,000
3202	INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES - IDEAM	
31011.	INGRESOS CORRIENTES	8,740,000,000
31012.	RECURSOS DE CAPITAL	1,373,800,000
3204	FONDO NACIONAL AMBIENTAL	
31011.	INGRESOS CORRIENTES	83,796,607,498
31012.	RECURSOS DE CAPITAL	73,885,471,501

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

CONCEPTO		TOTAL
3304	ARCHIVO GENERAL DE LA NACION	
31011.	INGRESOS CORRIENTES	7,226,040,877
31012.	RECURSOS DE CAPITAL	1,274,184,588
3305	INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
31011.	INGRESOS CORRIENTES	5,034,400,000
3307	INSTITUTO CARO Y CUERVO	
31011.	INGRESOS CORRIENTES	1,252,000,000
31012.	RECURSOS DE CAPITAL	96,895,063
3502	SUPERINTENDENCIA DE SOCIEDADES	
31011.	INGRESOS CORRIENTES	138,359,925,000
31012.	RECURSOS DE CAPITAL	2,900,000,000
3503	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
31011.	INGRESOS CORRIENTES	190,436,159,000
31012.	RECURSOS DE CAPITAL	57,000,000,000
3504	UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES	
31011.	INGRESOS CORRIENTES	6,332,559,000
31012.	RECURSOS DE CAPITAL	7,605,564,397
3505	INSTITUTO NACIONAL DE METROLOGÍA - INM	
31011.	INGRESOS CORRIENTES	1,467,275,772
31012.	RECURSOS DE CAPITAL	141,136,066
3602	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
31011.	INGRESOS CORRIENTES	168,531,683,750
31012.	RECURSOS DE CAPITAL	96,326,390,000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	284,429,870,000
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	1,124,000,000,000
3708	UNIDAD NACIONAL DE PROTECCION - UNP	
31011.	INGRESOS CORRIENTES	94,260,700,000
3801	COMISION NACIONAL DEL SERVICIO CIVIL	
31011.	INGRESOS CORRIENTES	72,452,196,114
31012.	RECURSOS DE CAPITAL	37,608,321,203
4104	UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS	
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	49,173,000,000
4106	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
31011.	INGRESOS CORRIENTES	5,500,000,000
31012.	RECURSOS DE CAPITAL	187,075,000,000
32.	FONDOS ESPECIALES ESTABLECIMIENTOS PÚBLICOS	16,779,000,000
3301.	CONTRIBUCIONES PARAFISCALES DE LOS ESTABLECIMIENTOS PÚBLICOS	2,531,697,000,000

III - TOTAL INGRESOS

271,713,994,711,741

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2020 una suma por valor de: DOSCIENTOS SETENTA Y UN BILLONES SETECIENTOS TRECE MIL NOVECIENTOS NOVENTA Y CUATRO MILLONES SETECIENTOS ONCE MIL SETECIENTOS CUARENTA Y UN PESOS MONEDA LEGAL ($271,713,994,711,741), según el detalle que se encuentra a continuación:

3

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	549,238,700,000		549,238,700,000
		C. PRESUPUESTO DE INVERSION	83,641,129,558		83,641,129,558
0101		MEJORAMIENTO DE LA EFICIENCIA Y LA TRANSPARENCIA LEGISLATIVA	1,150,000,000		1,150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,150,000,000		1,150,000,000
0199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CONGRESO DE LA REPÚBLICA	82,491,129,558		82,491,129,558
	1000	INTERSUBSECTORIAL GOBIERNO	82,491,129,558		82,491,129,558
		TOTAL PRESUPUESTO SECCION	632,879,829,558		632,879,829,558
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	169,622,000,000		169,622,000,000
		C. PRESUPUESTO DE INVERSION	52,640,714,248		52,640,714,248
0201		ARTICULACIÓN Y FORTALECIMIENTO DE LA RESPUESTA DEL ESTADO EN MATERIA DE DERECHOS HUMANOS DESDE EL SECTOR PRESIDENCIA	2,540,649,000		2,540,649,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,540,649,000		2,540,649,000
0203		CONSOLIDACIÓN DE LA LUCHA CONTRA LA CORRUPCIÓN DESDE EL SECTOR PRESIDENCIA	2,700,000,000		2,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,700,000,000		2,700,000,000
0204		GESTIÓN PARA IMPULSAR EL DESARROLLO INTEGRAL DE LOS Y LAS JÓVENES DESDE EL SECTOR PRESIDENCIA	14,736,636,563		14,736,636,563
	1000	INTERSUBSECTORIAL GOBIERNO	14,736,636,563		14,736,636,563
0205		FORTALECIMIENTO DE LAS CAPACIDADES INSTITUCIONALES EN TRANSVERSALIZACIÓN DEL ENFOQUE DE GÉNERO DENTRO DE LAS ENTIDADES DE LOS NIVELES NACIONAL Y TERRITORIAL DESDE EL SECTOR PRESIDENCIA	3,669,000,000		3,669,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,669,000,000		3,669,000,000
0206		ACCIÓN INTEGRAL CONTRA MINAS ANTIPERSONAL COMO MECANISMO DE TRANSICIÓN HACIA LA PAZ TERRITORIAL DESDE EL SECTOR PRESIDENCIA	5,517,499,782		5,517,499,782
	1000	INTERSUBSECTORIAL GOBIERNO	5,517,499,782		5,517,499,782
0214		FORTALECIMIENTO DE LAS CAPACIDADES DE ARTICULACIÓN ESTRATÉGICA, MODERNIZACIÓN, EFICIENCIA ADMINISTRATIVA, TRANSPARENCIA Y ACCESO A LA INFORMACIÓN DESDE EL SECTOR PRESIDENCIA	14,444,268,372		14,444,268,372
	1000	INTERSUBSECTORIAL GOBIERNO	14,444,268,372		14,444,268,372

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
0299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PRESIDENCIA	9,032,660,531		9,032,660,531
	1000	INTERSUBSECTORIAL GOBIERNO	9,032,660,531		9,032,660,531
TOTAL PRESUPUESTO SECCION			222,262,714,248		222,262,714,248

SECCION: 0209
AGENCIA PRESIDENCIAL DE COOPERACIÓN INTERNACIONAL DE COLOMBIA, APC - COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	28,855,000,000		28,855,000,000
		C. PRESUPUESTO DE INVERSION	2,992,000,970	66,654,230,000	69,646,230,970
0208		GESTIÓN DE LA COOPERACIÓN INTERNACIONAL DEL SECTOR PRESIDENCIA	2,992,000,970	66,654,230,000	69,646,230,970
	1000	INTERSUBSECTORIAL GOBIERNO	2,992,000,970	66,654,230,000	69,646,230,970
TOTAL PRESUPUESTO SECCION			31,847,000,970	66,654,230,000	98,501,230,970

SECCION: 0211
UNIDAD NACIONAL PARA LA GESTIÓN DEL RIESGO DE DESASTRES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	139,162,000,000		139,162,000,000
		C. PRESUPUESTO DE INVERSION	68,000,000,000		68,000,000,000
0207		PREVENCIÓN Y MITIGACIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR PRESIDENCIA	68,000,000,000		68,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	68,000,000,000		68,000,000,000
TOTAL PRESUPUESTO SECCION			207,162,000,000		207,162,000,000

SECCION: 0212
AGENCIA PARA LA REINCORPORACION Y LA NORMALIZACION - ARN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	128,871,560,000		128,871,560,000
		C. PRESUPUESTO DE INVERSION	1,324,509,697		1,324,509,697
0211		REINTEGRACIÓN DE PERSONAS Y GRUPOS ALZADOS EN ARMAS DESDE EL SECTOR PRESIDENCIA	1,324,509,697		1,324,509,697
	1000	INTERSUBSECTORIAL GOBIERNO	1,324,509,697		1,324,509,697
TOTAL PRESUPUESTO SECCION			130,196,069,697		130,196,069,697

SECCION: 0213
AGENCIA NACIONAL INMOBILIARIA VIRGILIO BARCO VARGAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	6,341,000,000		6,341,000,000

4

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	3,160,000,000	141,135,000	3,301,135,000
0209		FORTALECIMIENTO DE LA INFRAESTRUCTURA FÍSICA DE LAS ENTIDADES DEL ESTADO DEL NIVEL NACIONAL DESDE EL SECTOR PRESIDENCIA	3,160,000,000	141,135,000	3,301,135,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,160,000,000	141,135,000	3,301,135,000
		TOTAL PRESUPUESTO SECCION	9,501,000,000	141,135,000	9,642,135,000

SECCION: 0214

AGENCIA DE RENOVACION DEL TERRITORIO - ART

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	54,223,000,000		54,223,000,000
		C. PRESUPUESTO DE INVERSION	48,024,715,860		48,024,715,860
0212		RENOVACIÓN TERRITORIAL PARA EL DESARROLLO INTEGRAL DE LAS ZONAS RURALES AFECTADAS POR EL CONFLICTO ARMADO	48,024,715,860		48,024,715,860
	1000	INTERSUBSECTORIAL GOBIERNO	48,024,715,860		48,024,715,860
		TOTAL PRESUPUESTO SECCION	102,247,715,860		102,247,715,860

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	71,349,409,124		71,349,409,124
		C. PRESUPUESTO DE INVERSION	411,964,838,919		411,964,838,919
0301		MEJORAMIENTO DE LA PLANEACIÓN TERRITORIAL, SECTORIAL Y DE INVERSIÓN PÚBLICA	394,793,865,574		394,793,865,574
	1000	INTERSUBSECTORIAL GOBIERNO	394,793,865,574		394,793,865,574
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN	17,170,973,345		17,170,973,345
	1000	INTERSUBSECTORIAL GOBIERNO	17,170,973,345		17,170,973,345
		TOTAL PRESUPUESTO SECCION	483,314,248,043		483,314,248,043

SECCION: 0303

UNIDAD ADMINISTRATIVA ESPECIAL - AGENCIA NACIONAL DE CONTRATACIÓN PÚBLICA - COLOMBIA COMPRA EFICIENTE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,734,637,000		9,734,637,000
		C. PRESUPUESTO DE INVERSION	25,316,664,380		25,316,664,380
0304		FORTALECIMIENTO DEL SISTEMA DE COMPRA PÚBLICA	25,316,664,380		25,316,664,380
	1000	INTERSUBSECTORIAL GOBIERNO	25,316,664,380		25,316,664,380
		TOTAL PRESUPUESTO SECCION	35,051,301,380		35,051,301,380

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		594,040,178,346	594,040,178,346

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION		26,208,304,997	26,208,304,997
0303		PROMOCIÓN DE LA PRESTACIÓN EFICIENTE DE LOS SERVICIOS PÚBLICOS DOMICILIARIOS		24,920,000,000	24,920,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		24,920,000,000	24,920,000,000
0399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR PLANEACIÓN		1,288,304,997	1,288,304,997
	1000	INTERSUBSECTORIAL GOBIERNO		1,288,304,997	1,288,304,997
		TOTAL PRESUPUESTO SECCION		620,248,483,343	620,248,483,343

SECCION: 0401
DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADÍSTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	95,340,000,000		95,340,000,000
		C. PRESUPUESTO DE INVERSION	127,855,523,362		127,855,523,362
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD	108,790,523,362		108,790,523,362
	1003	PLANIFICACIÓN Y ESTADÍSTICA	108,790,523,362		108,790,523,362
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	19,065,000,000		19,065,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	19,065,000,000		19,065,000,000
		TOTAL PRESUPUESTO SECCION	223,195,523,362		223,195,523,362

SECCION: 0402
FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		380,000,000	380,000,000
		C. PRESUPUESTO DE INVERSION		41,489,000,000	41,489,000,000
0401		LEVANTAMIENTO Y ACTUALIZACIÓN DE INFORMACIÓN ESTADÍSTICA DE CALIDAD		41,489,000,000	41,489,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA		41,489,000,000	41,489,000,000
		TOTAL PRESUPUESTO SECCION		41,869,000,000	41,869,000,000

SECCION: 0403
INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	57,625,000,000	9,204,000,000	66,829,000,000
		C. PRESUPUESTO DE INVERSION	104,475,415,428	62,029,000,000	166,504,415,428
0402		LEVANTAMIENTO, ACTUALIZACIÓN, Y ACCESO A INFORMACIÓN GEOGRÁFICA Y CARTOGRÁFICA	11,800,000,000	5,727,000,000	17,527,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	11,800,000,000	5,727,000,000	17,527,000,000
0403		LEVANTAMIENTO, ACTUALIZACIÓN Y ACCESO A INFORMACIÓN AGROLÓGICA	4,000,000,000	15,000,000,000	19,000,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	4,000,000,000	15,000,000,000	19,000,000,000

5

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
0404		LEVANTAMIENTO, ACTUALIZACIÓN Y ADMINISTRACIÓN DE LA INFORMACIÓN CATASTRAL	71,785,415,428	31,302,000,000	103,087,415,428
	1003	PLANIFICACIÓN Y ESTADÍSTICA	71,785,415,428	31,302,000,000	103,087,415,428
0405		DESARROLLO, INNOVACIÓN Y TRANSFERENCIA DE CONOCIMIENTO GEOESPACIAL	2,500,000,000	2,500,000,000	5,000,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	2,500,000,000	2,500,000,000	5,000,000,000
0499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INFORMACIÓN ESTADÍSTICA	14,390,000,000	7,500,000,000	21,890,000,000
	1003	PLANIFICACIÓN Y ESTADÍSTICA	14,390,000,000	7,500,000,000	21,890,000,000
		TOTAL PRESUPUESTO SECCION	162,100,415,428	71,233,000,000	233,333,415,428

SECCION: 0501
DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	21,183,930,000		21,183,930,000
		C. PRESUPUESTO DE INVERSION	12,097,418,487		12,097,418,487
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	7,753,165,596		7,753,165,596
	1000	INTERSUBSECTORIAL GOBIERNO	7,753,165,596		7,753,165,596
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO	4,344,252,891		4,344,252,891
	1000	INTERSUBSECTORIAL GOBIERNO	4,344,252,891		4,344,252,891
		TOTAL PRESUPUESTO SECCION	33,281,348,487		33,281,348,487

SECCION: 0503
ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	57,478,670,000		57,478,670,000
		C. PRESUPUESTO DE INVERSION	336,202,846,770		336,202,846,770
0503		MEJORAMIENTO DE LA CALIDAD EDUCATIVA EN GESTIÓN PÚBLICA	268,394,408,935		268,394,408,935
	1000	INTERSUBSECTORIAL GOBIERNO	268,394,408,935		268,394,408,935
0505		FORTALECIMIENTO DE LA GESTIÓN PÚBLICA EN LAS ENTIDADES NACIONALES Y TERRITORIALES	58,514,976,820		58,514,976,820
	1000	INTERSUBSECTORIAL GOBIERNO	58,514,976,820		58,514,976,820
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO	9,293,461,015		9,293,461,015
	1000	INTERSUBSECTORIAL GOBIERNO	9,293,461,015		9,293,461,015
		TOTAL PRESUPUESTO SECCION	393,681,516,770		393,681,516,770

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1101			
		MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	408,207,000,000		408,207,000,000
		TOTAL PRESUPUESTO SECCION	408,207,000,000		408,207,000,000
		SECCION: 1102			
		FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	235,663,000,000	185,328,000,000	420,991,000,000
		C. PRESUPUESTO DE INVERSION	24,424,173,517		24,424,173,517
1102		POSICIONAMIENTO EN INSTANCIAS GLOBALES, MULTILATERALES, REGIONALES Y SUBREGIONALES	700,000,000		700,000,000
	1002	RELACIONES EXTERIORES	700,000,000		700,000,000
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	11,868,000,000		11,868,000,000
	1002	RELACIONES EXTERIORES	11,868,000,000		11,868,000,000
1104		SOBERANÍA TERRITORIAL Y DESARROLLO FRONTERIZO	4,413,025,040		4,413,025,040
	1002	RELACIONES EXTERIORES	4,413,025,040		4,413,025,040
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	7,443,148,477		7,443,148,477
	1002	RELACIONES EXTERIORES	7,443,148,477		7,443,148,477
		TOTAL PRESUPUESTO SECCION	260,087,173,517	185,328,000,000	445,415,173,517
		SECCION: 1104			
		UNIDAD ADMINISTRATIVA ESPECIAL MIGRACION COLOMBIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	91,019,000,000	23,252,000,000	114,271,000,000
		C. PRESUPUESTO DE INVERSION	39,569,846,971	9,420,000,000	48,989,846,971
1103		POLÍTICA MIGRATORIA Y SERVICIO AL CIUDADANO	1,289,846,971	600,000,000	1,889,846,971
	1002	RELACIONES EXTERIORES	1,289,846,971	600,000,000	1,889,846,971
1199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RELACIONES EXTERIORES	38,280,000,000	8,820,000,000	47,100,000,000
	1002	RELACIONES EXTERIORES	38,280,000,000	8,820,000,000	47,100,000,000
		TOTAL PRESUPUESTO SECCION	130,588,846,971	32,672,000,000	163,260,846,971
		SECCION: 1201			
		MINISTERIO DE JUSTICIA Y DEL DERECHO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	79,765,900,000		79,765,900,000

6

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	32,957,097,683		32,957,097,683
1201		FORTALECIMIENTO DEL PRINCIPIO DE SEGURIDAD JURÍDICA, DIVULGACIÓN Y DEPURACIÓN DEL ORDENAMIENTO JURÍDICO	764,885,165		764,885,165
	0800	INTERSUBSECTORIAL JUSTICIA	764,885,165		764,885,165
1202		PROMOCIÓN AL ACCESO A LA JUSTICIA	9,049,948,597		9,049,948,597
	0800	INTERSUBSECTORIAL JUSTICIA	9,049,948,597		9,049,948,597
1203		PROMOCIÓN DE LOS MÉTODOS DE RESOLUCIÓN DE CONFLICTOS	3,000,000,000		3,000,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	3,000,000,000		3,000,000,000
1204		JUSTICIA TRANSICIONAL	4,403,029,683		4,403,029,683
	0800	INTERSUBSECTORIAL JUSTICIA	4,403,029,683		4,403,029,683
1207		FORTALECIMIENTO DE LA POLÍTICA CRIMINAL DEL ESTADO COLOMBIANO	5,258,778,153		5,258,778,153
	0800	INTERSUBSECTORIAL JUSTICIA	5,258,778,153		5,258,778,153
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	10,480,456,085		10,480,456,085
	0800	INTERSUBSECTORIAL JUSTICIA	10,480,456,085		10,480,456,085
		TOTAL PRESUPUESTO SECCION	112,722,997,683		112,722,997,683

SECCION: 1204

SUPERINTENDENCIA DE NOTARIADO Y REGISTRO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		359,137,952,000	359,137,952,000
		C. PRESUPUESTO DE INVERSION	14,180,348,849	69,274,000,000	83,454,348,849
1204		JUSTICIA TRANSICIONAL		13,390,000,000	13,390,000,000
	0800	INTERSUBSECTORIAL JUSTICIA		13,390,000,000	13,390,000,000
1209		MODERNIZACIÓN DE LA INFORMACIÓN INMOBILIARIA	14,180,348,849	24,651,053,333	38,831,402,182
	0800	INTERSUBSECTORIAL JUSTICIA	14,180,348,849	24,651,053,333	38,831,402,182
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO		31,232,946,667	31,232,946,667
	0800	INTERSUBSECTORIAL JUSTICIA		31,232,946,667	31,232,946,667
		TOTAL PRESUPUESTO SECCION	14,180,348,849	428,411,952,000	442,592,300,849

SECCION: 1208

INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,270,234,100,000	102,000,100,000	1,372,234,200,000
		C. PRESUPUESTO DE INVERSION	2,115,927,818		2,115,927,818
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	1,819,527,818		1,819,527,818
	0800	INTERSUBSECTORIAL JUSTICIA	1,819,527,818		1,819,527,818

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	296,400,000		296,400,000
	0800	INTERSUBSECTORIAL JUSTICIA	296,400,000		296,400,000
TOTAL PRESUPUESTO SECCION			1,272,350,027,818	102,000,100,000	1,374,350,127,818

SECCION: 1210
UNIDAD ADMINISTRATIVA ESPECIAL AGENCIA NACIONAL DE DEFENSA JURIDICA DEL ESTADO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			81,354,920,000		81,354,920,000
C. PRESUPUESTO DE INVERSION			9,171,272,524		9,171,272,524
1205		DEFENSA JURÍDICA DEL ESTADO	9,171,272,524		9,171,272,524
	0800	INTERSUBSECTORIAL JUSTICIA	9,171,272,524		9,171,272,524
TOTAL PRESUPUESTO SECCION			90,526,192,524		90,526,192,524

SECCION: 1211
UNIDAD DE SERVICIOS PENITENCIARIOS Y CARCELARIOS - USPEC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			824,119,400,000		824,119,400,000
C. PRESUPUESTO DE INVERSION			379,254,440,000		379,254,440,000
1206		SISTEMA PENITENCIARIO Y CARCELARIO EN EL MARCO DE LOS DERECHOS HUMANOS	378,834,440,000		378,834,440,000
	0800	INTERSUBSECTORIAL JUSTICIA	378,834,440,000		378,834,440,000
1299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR JUSTICIA Y DEL DERECHO	420,000,000		420,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	420,000,000		420,000,000
TOTAL PRESUPUESTO SECCION			1,203,373,840,000		1,203,373,840,000

SECCION: 1301
MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			11,013,100,057,670		11,013,100,057,670
C. PRESUPUESTO DE INVERSION			3,573,751,068,144		3,573,751,068,144
1301		POLÍTICA MACROECONÓMICA Y FISCAL	28,337,468,957		28,337,468,957
	1000	INTERSUBSECTORIAL GOBIERNO	28,337,468,957		28,337,468,957
1302		GESTIÓN DE RECURSOS PÚBLICOS	3,013,309,079,668		3,013,309,079,668
	1000	INTERSUBSECTORIAL GOBIERNO	3,013,309,079,668		3,013,309,079,668
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	2,628,365,439		2,628,365,439
	1000	INTERSUBSECTORIAL GOBIERNO	2,628,365,439		2,628,365,439
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	3,700,000,000		3,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,700,000,000		3,700,000,000

7

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	28,446,230,878		28,446,230,878
	1000	INTERSUBSECTORIAL GOBIERNO	28,446,230,878		28,446,230,878
2408		PRESTACIÓN DE SERVICIOS DE TRANSPORTE PÚBLICO DE PASAJEROS	497,329,923,202		497,329,923,202
	0600	INTERSUBSECTORIAL TRANSPORTE	497,329,923,202		497,329,923,202
		TOTAL PRESUPUESTO SECCION	14,586,851,125,814		14,586,851,125,814

SECCION: 1308
UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	13,859,000,000		13,859,000,000
		C. PRESUPUESTO DE INVERSION	9,522,602,959		9,522,602,959
1301		POLÍTICA MACROECONÓMICA Y FISCAL	6,264,087,308		6,264,087,308
	1000	INTERSUBSECTORIAL GOBIERNO	6,264,087,308		6,264,087,308
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	3,258,515,651		3,258,515,651
	1000	INTERSUBSECTORIAL GOBIERNO	3,258,515,651		3,258,515,651
		TOTAL PRESUPUESTO SECCION	23,381,602,959		23,381,602,959

SECCION: 1309
SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		17,140,000,000	17,140,000,000
		C. PRESUPUESTO DE INVERSION		20,845,000,000	20,845,000,000
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS		12,112,950,500	12,112,950,500
	1000	INTERSUBSECTORIAL GOBIERNO		12,112,950,500	12,112,950,500
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		8,732,049,500	8,732,049,500
	1000	INTERSUBSECTORIAL GOBIERNO		8,732,049,500	8,732,049,500
		TOTAL PRESUPUESTO SECCION		37,985,000,000	37,985,000,000

SECCION: 1310
UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,576,701,000,000	4,240,000,000	1,580,941,000,000
		C. PRESUPUESTO DE INVERSION	142,073,418,420		142,073,418,420
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	100,561,836,383		100,561,836,383
	1000	INTERSUBSECTORIAL GOBIERNO	100,561,836,383		100,561,836,383
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	41,511,582,037		41,511,582,037
	1000	INTERSUBSECTORIAL GOBIERNO	41,511,582,037		41,511,582,037
		TOTAL PRESUPUESTO SECCION	1,718,774,418,420	4,240,000,000	1,723,014,418,420

2008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1312			
		UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A. PRESUPUESTO DE FUNCIONAMIENTO			10,199,000,000		10,199,000,000
C. PRESUPUESTO DE INVERSION			5,893,918,335		5,893,918,335
1304		INSPECCIÓN, CONTROL Y VIGILANCIA FINANCIERA, SOLIDARIA Y DE RECURSOS PÚBLICOS	4,125,742,835		4,125,742,835
	1000	INTERSUBSECTORIAL GOBIERNO	4,125,742,835		4,125,742,835
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	1,768,175,500		1,768,175,500
	1000	INTERSUBSECTORIAL GOBIERNO	1,768,175,500		1,768,175,500
TOTAL PRESUPUESTO SECCION			16,092,918,335		16,092,918,335
		SECCION: 1313			
		SUPERINTENDENCIA FINANCIERA DE COLOMBIA			
A. PRESUPUESTO DE FUNCIONAMIENTO				240,856,000,000	240,856,000,000
C. PRESUPUESTO DE INVERSION				28,186,000,000	28,186,000,000
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA		28,186,000,000	28,186,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		28,186,000,000	28,186,000,000
TOTAL PRESUPUESTO SECCION				269,042,000,000	269,042,000,000
		SECCION: 1314			
		UNIDAD ADMINISTRATIVA ESPECIAL DE GESTION PENSIONAL Y CONTRIBUCIONES PARAFISCALES DE LA PROTECCIÓN SOCIAL - UGPPP			
A. PRESUPUESTO DE FUNCIONAMIENTO			194,234,500,000		194,234,500,000
C. PRESUPUESTO DE INVERSION			6,888,655,374		6,888,655,374
1305		FORTALECIMIENTO DEL RECAUDO Y TRIBUTACIÓN	741,200,676		741,200,676
	1000	INTERSUBSECTORIAL GOBIERNO	741,200,676		741,200,676
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	6,147,454,698		6,147,454,698
	1000	INTERSUBSECTORIAL GOBIERNO	6,147,454,698		6.147,454,698
TOTAL PRESUPUESTO SECCION			201,123,155,374		201,123,155,374
		SECCION: 1315			
		FONDO ADAPTACION			
A. PRESUPUESTO DE FUNCIONAMIENTO			30,230,000,000		30,230,000,000
C. PRESUPUESTO DE INVERSION			381,900,000,000		381,900,000,000
1303		REDUCCIÓN DE LA VULNERABILIDAD FISCAL ANTE DESASTRES Y RIESGOS CLIMÁTICOS	378,000,000,000		378,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	378,000,000,000		378,000,000,000

8

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR HACIENDA	3,900,000,000		3,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,900,000,000		3,900,000,000
		TOTAL PRESUPUESTO SECCION	412,130,000,000		412,130,000,000

SECCION: 1401
SERVICIO DE LA DEUDA PUBLICA NACIONAL

		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	52,707,007,457,633		52,707,007,457,633
		TOTAL PRESUPUESTO SECCION	52,707,007,457,633		52,707,007,457,633

SECCION: 1501
MINISTERIO DE DEFENSA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	13,947,210,753,171		13,947,210,753,171
		C. PRESUPUESTO DE INVERSION	1,064,068,195,289		1,064,068,195,289
1502		CAPACIDADES DE LAS FUERZAS MILITARES EN SEGURIDAD PÚBLICA Y DEFENSA EN EL TERRITORIO NACIONAL	843,090,428,679		843,090,428,679
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	843,090,428,679		843,090,428,679
1504		DESARROLLO MARÍTIMO, FLUVIAL Y COSTERO DESDE EL SECTOR DEFENSA	81,618,480,000		81,618,480,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	81,618,480,000		81,618,480,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	22,886,520,000		22,886,520,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	22,886,520,000		22,886,520,000
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	1,451,361,471		1,451,361,471
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,451,361,471		1,451,361,471
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	115,021,405,139		115,021,405,139
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	115,021,405,139		115,021,405,139
		TOTAL PRESUPUESTO SECCION	15,011,278,948,460		15,011,278,948,460

SECCION: 1503
CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,304,464,000,000	242,122,000,000	3,546,586,000,000
		C. PRESUPUESTO DE INVERSION		3,800,000,000	3,800,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		3,800,000,000	3,800,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,800,000,000	3,800,000,000
		TOTAL PRESUPUESTO SECCION	3,304,464,000,000	245,922,000,000	3,550,386,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1507			
		INSTITUTO CASAS FISCALES DEL EJERCITO			
		A. PRESUPUESTO DE FUNCIONAMIENTO		24,295,000,000	24,295,000,000
		C. PRESUPUESTO DE INVERSION		13,016,000,000	13,016,000,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		13,016,000,000	13,016,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		13,016,000,000	13,016,000,000
		TOTAL PRESUPUESTO SECCION		37,311,000,000	37,311,000,000
		SECCION: 1508			
		DEFENSA CIVIL COLOMBIANA, GUILLERMO LEÓN VALENCIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	25,591,000,000	8,000,000,000	33,591,000,000
		C. PRESUPUESTO DE INVERSION	3,552,706,426		3,552,706,426
1506		GESTIÓN DEL RIESGO DE DESASTRES DESDE EL SECTOR DEFENSA Y SEGURIDAD	3,552,706,426		3,552,706,426
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,552,706,426		3,552,706,426
		TOTAL PRESUPUESTO SECCION	29,143,706,426	8,000,000,000	37,143,706,426
		SECCION: 1510			
		CLUB MILITAR DE OFICIALES			
		A. PRESUPUESTO DE FUNCIONAMIENTO		53,742,000,000	53,742,000,000
		TOTAL PRESUPUESTO SECCION		53,742,000,000	53,742,000,000
		SECCION: 1511			
		CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,322,052,000,000	292,523,000,000	3,614,575,000,000
		C. PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
1507		GRUPO SOCIAL Y EMPRESARIAL DE LA DEFENSA (GSED) COMPETITIVO		5,300,000,000	5,300,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,300,000,000	5,300,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		700,000,000	700,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		700,000,000	700,000,000
		TOTAL PRESUPUESTO SECCION	3,322,052,000,000	298,523,000,000	3,620,575,000,000
		SECCION: 1512			
		FONDO ROTATORIO DE LA POLICIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		271,163,000,000	271,163,000,000

9

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION		3,955,000,000	3,955,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		3,955,000,000	3,955,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,955,000,000	3,955,000,000
		TOTAL PRESUPUESTO SECCION		275,118,000,000	275,118,000,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		20,287,000,000	20,287,000,000
		C. PRESUPUESTO DE INVERSION		10,598,000,000	10,598,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		10,598,000,000	10,598,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		10,598,000,000	10,598,000,000
		TOTAL PRESUPUESTO SECCION		30,885,000,000	30,885,000,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	21,151,000,000	388,850,000,000	410,001,000,000
		C. PRESUPUESTO DE INVERSION		19,500,000,000	19,500,000,000
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS		12,618,000,000	12,618,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		12,618,000,000	12,618,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		6,882,000,000	6,882,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,882,000,000	6,882,000,000
		TOTAL PRESUPUESTO SECCION	21,151,000,000	408,350,000,000	429,501,000,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		514,309,000,000	514,309,000,000
		C. PRESUPUESTO DE INVERSION		6,000,000,000	6,000,000,000
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD		6,000,000,000	6,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		6,000,000,000	6,000,000,000
		TOTAL PRESUPUESTO SECCION		520,309,000,000	520,309,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1601			
		POLICIA NACIONAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,607,212,000,000		10,607,212,000,000
		C. PRESUPUESTO DE INVERSION	275,485,914,191		275,485,914,191
1501		CAPACIDADES DE LA POLICÍA NACIONAL EN SEGURIDAD PÚBLICA, PREVENCIÓN, CONVIVENCIA Y SEGURIDAD CIUDADANA	261,955,226,159		261,955,226,159
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	261,955,226,159		261,955,226,159
1505		GENERACIÓN DE BIENESTAR PARA LA FUERZA PÚBLICA Y SUS FAMILIAS	12,530,688,032		12,530,688,032
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	12,530,688,032		12,530,688,032
1599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
		TOTAL PRESUPUESTO SECCION	10,882,697,914,191		10,882,697,914,191
		SECCION: 1701			
		MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	328,469,522,000		328,469,522,000
		C. PRESUPUESTO DE INVERSION	441,689,142,354		441,689,142,354
1701		MEJORAMIENTO DE LA HABITABILIDAD RURAL	19,500,000,000		19,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	19,500,000,000		19,500,000,000
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	105,237,000,000		105,237,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	105,237,000,000		105,237,000,000
1703		SERVICIOS FINANCIEROS Y GESTIÓN DEL RIESGO PARA LAS ACTIVIDADES AGROPECUARIAS Y RURALES	148,603,900,000		148,603,900,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	148,603,900,000		148,603,900,000
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	18,016,000,000		18,016,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	18,016,000,000		18,016,000,000
1706		APROVECHAMIENTO DE MERCADOS EXTERNOS	800,000,000		800,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	800,000,000		800,000,000
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	3,500,000,000		3,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,500,000,000		3,500,000,000
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	4,500,000,000		4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,500,000,000		4,500,000,000
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	98,500,000,000		98,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	98,500,000,000		98,500,000,000

10

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	43,032,242,354		43,032,242,354
	1100	INTERSUBSECTORIAL AGROPECUARIO	43,032,242,354		43,032,242,354
TOTAL PRESUPUESTO SECCION			770,158,664,354		770,158,664,354

SECCION: 1702
INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			113,517,608,000	12,269,035,000	125,786,643,000
C. PRESUPUESTO DE INVERSION			118,699,436,387	70,455,703,201	189,155,139,588
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	100,538,250,585	60,515,674,202	161,053,924,787
	1100	INTERSUBSECTORIAL AGROPECUARIO	100,538,250,585	60,515,674,202	161,053,924,787
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	18,161,185,802	9,940,028,999	28,101,214,801
	1100	INTERSUBSECTORIAL AGROPECUARIO	18,161,185,802	9,940,028,999	28,101,214,801
TOTAL PRESUPUESTO SECCION			232,217,044,387	82,724,738,201	314,941,782,588

SECCION: 1715
AUTORIDAD NACIONAL DE ACUICULTURA Y PESCA - AUNAP

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			12,753,306,000	387,758,000	13,141,064,000
C. PRESUPUESTO DE INVERSION			53,608,179,571	6,837,402,966	60,445,582,537
1707		SANIDAD AGROPECUARIA E INOCUIDAD AGROALIMENTARIA	26,867,792,358	6,837,402,966	33,705,195,324
	1100	INTERSUBSECTORIAL AGROPECUARIO	26,867,792,358	6,837,402,966	33,705,195,324
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	21,932,992,333		21,932,992,333
	1100	INTERSUBSECTORIAL AGROPECUARIO	21,932,992,333		21,932,992,333
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	4,807,394,880		4,807,394,880
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,807,394,880		4,807,394,880
TOTAL PRESUPUESTO SECCION			66,361,485,571	7,225,160,966	73,586,646,537

SECCION: 1716
UNIDAD ADMINISTRATIVA ESPECIAL DE GESTIÓN DE RESTITUCIÓN DE TIERRAS DESPOJADAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			54,519,823,000		54,519,823,000
C. PRESUPUESTO DE INVERSION			201,886,873,730		201,886,873,730
1705		RESTITUCIÓN DE TIERRAS A VÍCTIMAS DEL CONFLICTO ARMADO	170,267,751,483		170,267,751,483
	1100	INTERSUBSECTORIAL AGROPECUARIO	170,267,751,483		170,267,751,483
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	31,619,122,247		31,619,122,247
	1100	INTERSUBSECTORIAL AGROPECUARIO	31,619,122,247		31,619,122,247
TOTAL PRESUPUESTO SECCION			256,406,696,730		256,406,696,730

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1717 AGENCIA NACIONAL DE TIERRAS - ANT			
		A. PRESUPUESTO DE FUNCIONAMIENTO	33,334,159,849		33,334,159,849
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	40,757,000		40,757,000
		C. PRESUPUESTO DE INVERSION	230,266,634,361	5,976,136,000	236,242,770,361
1704		ORDENAMIENTO SOCIAL Y USO PRODUCTIVO DEL TERRITORIO RURAL	179,035,389,344	1,834,736,000	180,870,125,344
	1100	INTERSUBSECTORIAL AGROPECUARIO	179,035,389,344	1,834,736,000	180,870,125,344
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	51,231,245,017	4,141,400,000	55,372,645,017
	1100	INTERSUBSECTORIAL AGROPECUARIO	51,231,245,017	4,141,400,000	55,372,645,017
		TOTAL PRESUPUESTO SECCION	263,641,551,210	5,976,136,000	269,617,687,210
		SECCION: 1718 AGENCIA DE DESARROLLO RURAL - ADR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	35,936,159,611		35,936,159,611
		C. PRESUPUESTO DE INVERSION	189,924,931,215	4,975,406,424	194,900,337,639
1702		INCLUSIÓN PRODUCTIVA DE PEQUEÑOS PRODUCTORES RURALES	99,573,702,541		99,573,702,541
	1100	INTERSUBSECTORIAL AGROPECUARIO	99,573,702,541		99,573,702,541
1708		CIENCIA, TECNOLOGÍA E INNOVACIÓN AGROPECUARIA	16,762,296,717		16,762,296,717
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,762,296,717		16,762,296,717
1709		INFRAESTRUCTURA PRODUCTIVA Y COMERCIALIZACIÓN	58,820,928,509	4,975,406,424	63,796,334,933
	1100	INTERSUBSECTORIAL AGROPECUARIO	58,820,928,509	4,975,406,424	63,796,334,933
1799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AGROPECUARIO	14,768,003,448		14,768,003,448
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,768,003,448		14,768,003,448
		TOTAL PRESUPUESTO SECCION	225,861,090,826	4,975,406,424	230,836,497,250
		SECCION: 1901 MINISTERIO DE SALUD Y PROTECCION SOCIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	30,059,051,178,102		30,059,051,178,102
		C. PRESUPUESTO DE INVERSION	547,463,782,196		547,463,782,196
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	533,191,668,501		533,191,668,501
	0300	INTERSUBSECTORIAL SALUD	533,191,668,501		533,191,668,501
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS	10,750,000,000		10,750,000,000
	0300	INTERSUBSECTORIAL SALUD	10,750,000,000		10,750,000,000

11

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	3,522,113,695		3,522,113,695
	0300	INTERSUBSECTORIAL SALUD	3,522,113,695		3,522,113,695
		TOTAL PRESUPUESTO SECCION	30,606,514,960,298		30,606,514,960,298

SECCION: 1903
INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	34,827,020,072	2,212,592,000	37,039,612,072
		C. PRESUPUESTO DE INVERSION	23,818,102,597	2,304,816,000	26,122,918,597
1901		SALUD PÚBLICA Y PRESTACIÓN DE SERVICIOS	19,122,918,597	2,000,000,000	21,122,918,597
	0300	INTERSUBSECTORIAL SALUD	19,122,918,597	2,000,000,000	21,122,918,597
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	4,695,184,000	304,816,000	5,000,000,000
	0300	INTERSUBSECTORIAL SALUD	4,695,184,000	304,816,000	5,000,000,000
		TOTAL PRESUPUESTO SECCION	58,645,122,669	4,517,408,000	63,162,530,669

SECCION: 1910
SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,665,200,000	95,050,794,000	98,715,994,000
		C. PRESUPUESTO DE INVERSION	8,000,000,000	60,392,877,000	68,392,877,000
1902		ASEGURAMIENTO Y ADMINISTRACIÓN DEL SISTEMA GENERAL DE LA SEGURIDAD SOCIAL EN SALUD - SGSSS		1,661,633,986	1,661,633,986
	0300	INTERSUBSECTORIAL SALUD		1,661,633,986	1,661,633,986
1903		INSPECCIÓN, VIGILANCIA Y CONTROL	8,000,000,000	41,481,009,689	49,481,009,689
	0300	INTERSUBSECTORIAL SALUD	8,000,000,000	41,481,009,689	49,481,009,689
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		17,250,233,325	17,250,233,325
	0300	INTERSUBSECTORIAL SALUD		17,250,233,325	17,250,233,325
		TOTAL PRESUPUESTO SECCION	11,665,200,000	155,443,671,000	167,108,871,000

SECCION: 1912
INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		128,530,585,000	128,530,585,000
		C. PRESUPUESTO DE INVERSION		67,602,415,000	67,602,415,000
1903		INSPECCIÓN, VIGILANCIA Y CONTROL		58,660,865,942	58,660,865,942
	0300	INTERSUBSECTORIAL SALUD		58,660,865,942	58,660,865,942

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		8,941,549,058	8,941,549,058
	0300	INTERSUBSECTORIAL SALUD		8,941,549,058	8,941,549,058
		TOTAL PRESUPUESTO SECCION		196,133,000,000	196,133,000,000

SECCION: 1913
FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	236,310,966,000	59,630,956,000	295,941,922,000
		C. PRESUPUESTO DE INVERSION		191,714,000	191,714,000
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL		191,714,000	191,714,000
	0300	INTERSUBSECTORIAL SALUD		191,714,000	191,714,000
		TOTAL PRESUPUESTO SECCION	236,310,966,000	59,822,670,000	296,133,636,000

SECCION: 1914
FONDO PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	444,241,580,000	111,765,463,000	556,007,043,000
		C. PRESUPUESTO DE INVERSION	2,317,693,327		2,317,693,327
1999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SALUD Y PROTECCIÓN SOCIAL	2,317,693,327		2,317,693,327
	0300	INTERSUBSECTORIAL SALUD	2,317,693,327		2,317,693,327
		TOTAL PRESUPUESTO SECCION	446,559,273,327	111,765,463,000	558,324,736,327

SECCION: 2101
MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	122,686,476,899		122,686,476,899
		C. PRESUPUESTO DE INVERSION	2,906,381,264,838		2,906,381,264,838
2101		ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	489,000,000,000		489,000,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	489,000,000,000		489,000,000,000
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	2,247,617,219,396		2,247,617,219,396
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,247,617,219,396		2,247,617,219,396
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS	51,054,000,000		51,054,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	51,054,000,000		51,054,000,000
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	19,300,000,000		19,300,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	19,300,000,000		19,300,000,000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO	15,243,000,000		15,243,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	15,243,000,000		15,243,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	34,845,924,152		34,845,924,152
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	34,845,924,152		34,845,924,152
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	49,321,121,290		49,321,121,290
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	49,321,121,290		49,321,121,290
		TOTAL PRESUPUESTO SECCION	3,029,067,741,737		3,029,067,741,737

SECCION: 2103
SERVICIO GEOLÓGICO COLOMBIANO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	47,239,438,000	10,872,983,000	58,112,421,000
		C. PRESUPUESTO DE INVERSION	9,370,485,999	7,821,166,200	17,191,652,199
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO	7,465,000,000	5,693,366,200	13,158,366,200
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	7,465,000,000	5,693,366,200	13,158,366,200
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	1,905,485,999	2,127,800,000	4,033,285,999
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	1,905,485,999	2,127,800,000	4,033,285,999
		TOTAL PRESUPUESTO SECCION	56,609,923,999	18,694,149,200	75,304,073,199

SECCION: 2109
UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		16,305,100,000	16,305,100,000
		C. PRESUPUESTO DE INVERSION		21,080,156,335	21,080,156,335
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA		6,264,629,335	6,264,629,335
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		6,264,629,335	6,264,629,335
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		2,153,627,000	2,153,627,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2,153,627,000	2,153,627,000
2105		DESARROLLO AMBIENTAL SOSTENIBLE DEL SECTOR MINERO ENERGÉTICO		2,035,000,000	2,035,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		2,035,000,000	2,035,000,000
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		10,626,900,000	10,626,900,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		10,626,900,000	10,626,900,000
		TOTAL PRESUPUESTO SECCION		37,385,256,335	37,385,256,335

SECCION: 2110
INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	15,565,748,000	22,317,848,000	37,883,596,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	32,055,034,361	5,298,402,000	37,353,436,361
2102		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR DE ENERGÍA ELÉCTRICA	29,084,734,361	4,055,600,000	33,140,334,361
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	29,084,734,361	4,055,600,000	33,140,334,361
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	2,970,300,000	1,242,802,000	4,213,102,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,970,300,000	1,242,802,000	4,213,102,000
		TOTAL PRESUPUESTO SECCION	47,620,782,361	27,616,250,000	75,237,032,361

SECCION: 2111
AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		888,821,445,000	888,821,445,000
		C. PRESUPUESTO DE INVERSION		296,166,018,225	296,166,018,225
2103		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR HIDROCARBUROS		58,438,601,286	58,438,601,286
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		58,438,601,286	58,438,601,286
2106		GESTIÓN DE LA INFORMACIÓN EN EL SECTOR MINERO ENERGÉTICO		218,750,000,000	218,750,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		218,750,000,000	218,750,000,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA		18,977,416,939	18,977,416,939
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA		18,977,416,939	18,977,416,939
		TOTAL PRESUPUESTO SECCION		1,184,987,463,225	1,184,987,463,225

SECCION: 2112
AGENCIA NACIONAL DE MINERÍA - ANM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	23,179,503,000	80,539,660,000	103,719,163,000
		C. PRESUPUESTO DE INVERSION	19,389,901,917	25,167,400,000	44,557,301,917
2104		CONSOLIDACIÓN PRODUCTIVA DEL SECTOR MINERO	16,555,805,173	17,273,194,827	33,829,000,000
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	16,555,805,173	17,273,194,827	33,829,000,000
2199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR MINAS Y ENERGÍA	2,834,096,744	7,894,205,173	10,728,301,917
	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	2,834,096,744	7,894,205,173	10,728,301,917
		TOTAL PRESUPUESTO SECCION	42,569,404,917	105,707,060,000	148,276,464,917

SECCION: 2201
MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	40,158,222,579,202		40,158,222,579,202

13

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	3,982,531,040,336		3,982,531,040,336
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	1,705,910,257,334		1,705,910,257,334
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,705,910,257,334		1,705,910,257,334
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2,240,685,744,417		2,240,685,744,417
	0700	INTERSUBSECTORIAL EDUCACIÓN	2,240,685,744,417		2,240,685,744,417
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	35,935,038,585		35,935,038,585
	0700	INTERSUBSECTORIAL EDUCACIÓN	35,935,038,585		35,935,038,585
		TOTAL PRESUPUESTO SECCION	44,140,753,619,538		44,140,753,619,538

SECCION: 2209
INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,329,283,695		5,329,283,695
		C. PRESUPUESTO DE INVERSION	4,973,844,776	1,295,417,855	6,269,262,631
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	3,264,483,249	1,125,417,855	4,389,901,104
	0700	INTERSUBSECTORIAL EDUCACIÓN	3,264,483,249	1,125,417,855	4,389,901,104
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	1,709,361,527	170,000,000	1,879,361,527
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,709,361,527	170,000,000	1,879,361,527
		TOTAL PRESUPUESTO SECCION	10,303,128,471	1,295,417,855	11,598,546,326

SECCION: 2210
INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,414,133,375	432,000,000	5,846,133,375
		C. PRESUPUESTO DE INVERSION	1,530,958,589	1,295,680,000	2,826,638,589
2203		CIERRE DE BRECHAS PARA EL GOCE EFECTIVO DE DERECHOS FUNDAMENTALES DE LA POBLACIÓN EN CONDICIÓN DE DISCAPACIDAD	1,035,521,688	1,000,243,100	2,035,764,788
	0700	INTERSUBSECTORIAL EDUCACIÓN	1,035,521,688	1,000,243,100	2,035,764,788
2299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EDUCACIÓN	495,436,901	295,436,900	790,873,801
	0700	INTERSUBSECTORIAL EDUCACIÓN	495,436,901	295,436,900	790,873,801
		TOTAL PRESUPUESTO SECCION	6,945,091,964	1,727,680,000	8,672,771,964

SECCION: 2234
ESCUELA TECNOLOGICA INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	19,183,464,485	4,536,302,042	23,719,766,527

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	5,897,201,615	6,694,000,000	12,591,201,615
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	5,897,201,615	6,694,000,000	12,591,201,615
	0700	INTERSUBSECTORIAL EDUCACIÓN	5,897,201,615	6,694,000,000	12,591,201,615
		TOTAL PRESUPUESTO SECCION	25,080,666,100	11,230,302,042	36,310,968,142

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,088,792,429	492,168,266	4,580,960,695
		C. PRESUPUESTO DE INVERSION	2,386,746,293		2,386,746,293
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	2,386,746,293		2,386,746,293
	0700	INTERSUBSECTORIAL EDUCACIÓN	2,386,746,293		2,386,746,293
		TOTAL PRESUPUESTO SECCION	6,475,538,722	492,168,266	6,967,706,988

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,543,306,583	1,011,300,000	5,554,606,583
		C. PRESUPUESTO DE INVERSION	788,336,769	903,900,000	1,692,236,769
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	788,336,769	903,900,000	1,692,236,769
	0700	INTERSUBSECTORIAL EDUCACIÓN	788,336,769	903,900,000	1,692,236,769
		TOTAL PRESUPUESTO SECCION	5,331,643,352	1,915,200,000	7,246,843,352

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	8,878,259,302	8,463,912,271	17,342,171,573
		C. PRESUPUESTO DE INVERSION	861,852,208	1,900,278,729	2,762,130,937
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	861,852,208	1,900,278,729	2,762,130,937
	0700	INTERSUBSECTORIAL EDUCACIÓN	861,852,208	1,900,278,729	2,762,130,937
		TOTAL PRESUPUESTO SECCION	9,740,111,510	10,364,191,000	20,104,302,510

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,240,856,084	2,273,805,000	7,514,661,084

2008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			5,007,567,161		5,007,567,161
2202		CALIDAD Y FOMENTO DE LA EDUCACIÓN SUPERIOR	5,007,567,161		5,007,567,161
	0700	INTERSUBSECTORIAL EDUCACIÓN	5,007,567,161		5,007,567,161
TOTAL PRESUPUESTO SECCION			10,248,423,245	2,273,805,000	12,522,228,245

SECCION: 2301
MINISTERIO DE TECNOLOGIAS DE LA INFORMACION Y LAS COMUNICACIONES

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			55,137,210,989		55,137,210,989
TOTAL PRESUPUESTO SECCION			55,137,210,989		55,137,210,989

SECCION: 2306
FONDO ÚNICO DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				302,418,457,718	302,418,457,718
C. PRESUPUESTO DE INVERSION				1,140,479,176,643	1,140,479,176,643
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		742,500,000,000	742,500,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		742,500,000,000	742,500,000,000
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		324,500,000,000	324,500,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		324,500,000,000	324,500,000,000
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		73,479,176,643	73,479,176,643
	0400	INTERSUBSECTORIAL COMUNICACIONES		73,479,176,643	73,479,176,643
TOTAL PRESUPUESTO SECCION				1,442,897,634,361	1,442,897,634,361

SECCION: 2308
UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				17,889,881,000	17,889,881,000
C. PRESUPUESTO DE INVERSION				28,036,220,000	28,036,220,000
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		22,657,520,000	22,657,520,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		22,657,520,000	22,657,520,000
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		5,378,700,000	5,378,700,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		5,378,700,000	5,378,700,000
TOTAL PRESUPUESTO SECCION				45,926,101,000	45,926,101,000

14

2008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2309			
		AGENCIA NACIONAL DEL ESPECTRO - ANE			
A. PRESUPUESTO DE FUNCIONAMIENTO				16,190,850,000	16,190,850,000
C. PRESUPUESTO DE INVERSION				11,222,946,610	11,222,946,610
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		5,767,347,023	5,767,347,023
	0400	INTERSUBSECTORIAL COMUNICACIONES		5,767,347,023	5,767,347,023
2399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMUNICACIONES		5,455,599,587	5,455,599,587
	0400	INTERSUBSECTORIAL COMUNICACIONES		5,455,599,587	5,455,599,587
TOTAL PRESUPUESTO SECCION				27,413,796,610	27,413,796,610
		SECCION: 2311			
		COMPUTADORES PARA EDUCAR CPE			
A. PRESUPUESTO DE FUNCIONAMIENTO				17,128,600,252	17,128,600,252
C. PRESUPUESTO DE INVERSION				16,295,294,979	16,295,294,979
2301		FACILITAR EL ACCESO Y USO DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES (TIC) EN TODO EL TERRITORIO NACIONAL		16,295,294,979	16,295,294,979
	0400	INTERSUBSECTORIAL COMUNICACIONES		16,295,294,979	16,295,294,979
TOTAL PRESUPUESTO SECCION				33,423,895,231	33,423,895,231
		SECCION: 2312			
		CORPORACION AGENCIA NACIONAL DE GOBIERNO DIGITAL - AND			
A. PRESUPUESTO DE FUNCIONAMIENTO				2,026,513,922	2,026,513,922
C. PRESUPUESTO DE INVERSION				15,300,000,000	15,300,000,000
2302		FOMENTO DEL DESARROLLO DE APLICACIONES, SOFTWARE Y CONTENIDOS PARA IMPULSAR LA APROPIACIÓN DE LAS TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES		15,300,000,000	15,300,000,000
	0400	INTERSUBSECTORIAL COMUNICACIONES		15,300,000,000	15,300,000,000
TOTAL PRESUPUESTO SECCION				17,326,513,922	17,326,513,922
		SECCION: 2401			
		MINISTERIO DE TRANSPORTE			
A. PRESUPUESTO DE FUNCIONAMIENTO			82,173,000,000		82,173,000,000
C. PRESUPUESTO DE INVERSION			264,669,218,667		264,669,218,667
2402		INFRAESTRUCTURA RED VIAL REGIONAL	29,028,000,000		29,028,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	29,028,000,000		29,028,000,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	45,689,806,667		45,689,806,667
	0600	INTERSUBSECTORIAL TRANSPORTE	45,689,806,667		45,689,806,667

15

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2407		INFRAESTRUCTURA Y SERVICIOS DE LOGÍSTICA DE TRANSPORTE	154,000,000,000		154,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	154,000,000,000		154,000,000,000
2409		SEGURIDAD DE TRANSPORTE	350,000,000		350,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	350,000,000		350,000,000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE	25,140,412,000		25,140,412,000
	0600	INTERSUBSECTORIAL TRANSPORTE	25,140,412,000		25,140,412,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	10,461,000,000		10,461,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	10,461,000,000		10,461,000,000
		TOTAL PRESUPUESTO SECCION	346,842,218,667		346,842,218,667

SECCION: 2402
INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	98,068,888,464	61,117,120,369	159,186,008,833
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA	9,426,722,619		9,426,722,619
		C. PRESUPUESTO DE INVERSION	996,888,278,137	1,109,374,853,223	2,106,263,131,360
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	703,000,000,000	921,309,663,223	1,624,309,663,223
	0600	INTERSUBSECTORIAL TRANSPORTE	703,000,000,000	921,309,663,223	1,624,309,663,223
2402		INFRAESTRUCTURA RED VIAL REGIONAL	282,549,868,137	27,520,410,000	310,070,278,137
	0600	INTERSUBSECTORIAL TRANSPORTE	282,549,868,137	27,520,410,000	310,070,278,137
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	3,000,000,000		3,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	3,000,000,000		3,000,000,000
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO		26,093,000,000	26,093,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		26,093,000,000	26,093,000,000
2406		INFRAESTRUCTURA DE TRANSPORTE FLUVIAL	330,000,000	30,170,000,000	30,500,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	330,000,000	30,170,000,000	30,500,000,000
2409		SEGURIDAD DE TRANSPORTE	4,600,000,000	58,780,000,000	63,380,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	4,600,000,000	58,780,000,000	63,380,000,000
2410		REGULACION Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE		2,000,000,000	2,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		2,000,000,000	2,000,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	3,408,410,000	43,501,780,000	46,910,190,000
	0600	INTERSUBSECTORIAL TRANSPORTE	3,408,410,000	43,501,780,000	46,910,190,000
		TOTAL PRESUPUESTO SECCION	1,104,383,889,220	1,170,491,973,592	2,274,875,862,812

SECCION: 2412
UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		635,884,000,000	635,884,000,000
		B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA		1,165,000,000	1,165,000,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION				1,002,823,200,000	1,002,823,200,000
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO		917,273,416,257	917,273,416,257
	0600	INTERSUBSECTORIAL TRANSPORTE		917,273,416,257	917,273,416,257
2409		SEGURIDAD DE TRANSPORTE		42,549,783,743	42,549,783,743
	0600	INTERSUBSECTORIAL TRANSPORTE		42,549,783,743	42,549,783,743
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		43,000,000,000	43,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		43,000,000,000	43,000,000,000
TOTAL PRESUPUESTO SECCION				1,639,872,200,000	1,639,872,200,000

SECCION: 2413

AGENCIA NACIONAL DE INFRAESTRUCTURA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				100,000,000,600	100,000,000,600
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PÚBLICA			896,061,000,000		896,061,000,000
C. PRESUPUESTO DE INVERSION			3,529,390,246,744	162,400,000,000	3,691,790,246,744
2401		INFRAESTRUCTURA RED VIAL PRIMARIA	3,495,065,122,477		3,495,065,122,477
	0600	INTERSUBSECTORIAL TRANSPORTE	3,495,065,122,477		3,495,065,122,477
2403		INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE AÉREO	1,200,000,000		1,200,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	1,200,000,000		1,200,000,000
2404		INFRAESTRUCTURA DE TRANSPORTE FÉRREO	500,000,000	162,400,000,000	162,900,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	500,000,000	162,400,000,000	162,900,000,000
2405		INFRAESTRUCTURA DE TRANSPORTE MARÍTIMO	3,700,000,000		3,700,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE	3,700,000,000		3,700,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE	28,925,124,267		28,925,124,267
	0600	INTERSUBSECTORIAL TRANSPORTE	28,925,124,267		28,925,124,267
TOTAL PRESUPUESTO SECCION			4,425,451,246,744	262,400,000,600	4,687,851,247,344

SECCION: 2414

UNIDAD DE PLANEACION DEL SECTOR DE INFRAESTRUCTURA DE TRANSPORTE

CONCEPTO	APORTE NACIONAL	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	861,000,000	861,000,000
TOTAL PRESUPUESTO SECCION	861,000,000	861,000,000

SECCION: 2415

COMISION DE REGULACION DE INFRAESTRUCTURA Y TRANSPORTE

CONCEPTO	APORTE NACIONAL	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO	861,000,000	861,000,000
TOTAL PRESUPUESTO SECCION	861,000,000	861,000,000

16

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2416			
		AGENCIA NACIONAL DE SEGURIDAD VIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO		19,500,000,000	19,500,000,000
		C. PRESUPUESTO DE INVERSION		143,936,000,000	143,936,000,000
2409		SEGURIDAD DE TRANSPORTE		135,936,000,000	135,936,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		135,936,000,000	135,936,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		8,000,000,000	8,000,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		8,000,000,000	8,000,000,000
		TOTAL PRESUPUESTO SECCION		163,436,000,000	163,436,000,000
		SECCION: 2417			
		SUPERINTENDENCIA DE PUERTOS Y TRANSPORTE			
		A. PRESUPUESTO DE FUNCIONAMIENTO		36,526,000,000	36,526,000,000
		C. PRESUPUESTO DE INVERSION		15,777,000,000	15,777,000,000
2410		REGULACIÓN Y SUPERVISIÓN DE INFRAESTRUCTURA Y SERVICIOS DE TRANSPORTE		8,052,000,000	8,052,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		8,052,000,000	8,052,000,000
2499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRANSPORTE		7,725,000,000	7,725,000,000
	0600	INTERSUBSECTORIAL TRANSPORTE		7,725,000,000	7,725,000,000
		TOTAL PRESUPUESTO SECCION		52,303,000,000	52,303,000,000
		SECCION: 2501			
		PROCURADURIA GENERAL DE LA NACIÓN			
		A. PRESUPUESTO DE FUNCIONAMIENTO	744,569,000,000		744,569,000,000
		C. PRESUPUESTO DE INVERSION	197,857,652,052		197,857,652,052
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	62,824,240		62,824,240
	1000	INTERSUBSECTORIAL GOBIERNO	62,824,240		62,824,240
2503		LUCHA CONTRA LA CORRUPCIÓN	1,678,501,786		1,678,501,786
	1000	INTERSUBSECTORIAL GOBIERNO	1,678,501,786		1,678,501,786
2504		VIGILANCIA DE LA GESTIÓN ADMINISTRATIVA DE LOS FUNCIONARIOS DEL ESTADO	47,631,000,000		47,631,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	47,631,000,000		47,631,000,000
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	148,485,326,026		148,485,326,026
	1000	INTERSUBSECTORIAL GOBIERNO	148,485,326,026		148,485,326,026
		TOTAL PRESUPUESTO SECCION	942,426,652,052		942,426,652,052

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2502			
		DEFENSORIA DEL PUEBLO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	551,682,000,000		551,682,000,000
		C. PRESUPUESTO DE INVERSION	45,271,492,653		45,271,492,653
2502		PROMOCIÓN, PROTECCIÓN Y DEFENSA DE LOS DERECHOS HUMANOS Y EL DERECHO INTERNACIONAL HUMANITARIO	29,105,492,653		29,105,492,653
	1000	INTERSUBSECTORIAL GOBIERNO	29,105,492,653		29,105,492,653
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	16,166,000,000		16,166,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	16,166,000,000		16,166,000,000
		TOTAL PRESUPUESTO SECCION	596,953,492,653		596,953,492,653
		SECCION: 2601			
		CONTRALORIA GENERAL DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	720,903,852,420		720,903,852,420
		C. PRESUPUESTO DE INVERSION	105,006,396,977		105,006,396,977
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	19,159,548,230		19,159,548,230
	1000	INTERSUBSECTORIAL GOBIERNO	19,159,548,230		19,159,548,230
2599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR ORGANISMOS DE CONTROL	85,846,848,747		85,846,848,747
	1000	INTERSUBSECTORIAL GOBIERNO	85,846,848,747		85,846,848,747
		TOTAL PRESUPUESTO SECCION	825,910,249,397		825,910,249,397
		SECCION: 2602			
		FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	41,725,000,000	21,347,000,000	63,072,000,000
		TOTAL PRESUPUESTO SECCION	41,725,000,000	21,347,000,000	63,072,000,000
		SECCION: 2701			
		RAMA JUDICIAL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,331,530,195,000		4,331,530,195,000
		C. PRESUPUESTO DE INVERSION	449,675,529,788		449,675,529,788
2701		MEJORAMIENTO DE LAS COMPETENCIAS DE LA ADMINISTRACION DE JUSTICIA	354,632,472,053		354,632,472,053
	0800	INTERSUBSECTORIAL JUSTICIA	354,632,472,053		354,632,472,053
2799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR RAMA JUDICIAL	95,043,057,735		95,043,057,735
	0800	INTERSUBSECTORIAL JUSTICIA	95,043,057,735		95,043,057,735
		TOTAL PRESUPUESTO SECCION	4,781,205,724,788		4,781,205,724,788

17

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2801			
		REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	489,593,000,000		489,593,000,000
		C. PRESUPUESTO DE INVERSION	57,952,521,024		57,952,521,024
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	56,552,521,024		56,552,521,024
	1000	INTERSUBSECTORIAL GOBIERNO	56,552,521,024		56,552,521,024
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000
		TOTAL PRESUPUESTO SECCION	547,545,521,024		547,545,521,024
		SECCION: 2802			
		FONDO ROTATORIO DE LA REGISTRADURIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO		58,485,000,000	58,485,000,000
		C. PRESUPUESTO DE INVERSION	2,815,309,472	42,248,000,000	45,063,309,472
2801		PROCESOS DEMOCRÁTICOS Y ASUNTOS ELECTORALES		2,100,000,000	2,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,100,000,000	2,100,000,000
2802		IDENTIFICACIÓN Y REGISTRO DEL ESTADO CIVIL DE LA POBLACIÓN	2,815,309,472	3,835,234,280	6,650,543,752
	1000	INTERSUBSECTORIAL GOBIERNO	2,815,309,472	3,835,234,280	6,650,543,752
2899		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR REGISTRADURÍA		36,312,765,720	36,312,765,720
	1000	INTERSUBSECTORIAL GOBIERNO		36,312,765,720	36,312,765,720
		TOTAL PRESUPUESTO SECCION	2,815,309,472	100,733,000,000	103,548,309,472
		SECCION: 2803			
		FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
		A. PRESUPUESTO DE FUNCIONAMIENTO		13,770,000,000	13,770,000,000
		TOTAL PRESUPUESTO SECCION		13,770,000,000	13,770,000,000
		SECCION: 2901			
		FISCALIA GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,597,356,300,000		3,597,356,300,000
		C. PRESUPUESTO DE INVERSION	93,091,575,000		93,091,575,000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	14,295,000,000		14,295,000,000
	0800	INTERSUBSECTORIAL JUSTICIA	14,295,000,000		14,295,000,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	78,796,575,000		78,796,575,000
	0800	INTERSUBSECTORIAL JUSTICIA	78,796,575,000		78,796,575,000
		TOTAL PRESUPUESTO SECCION	3,690,447,875,000		3,690,447,875,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2902			
		INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
		A. PRESUPUESTO DE FUNCIONAMIENTO	201,378,200,000	1,584,800,000	202,963,000,000
		C. PRESUPUESTO DE INVERSION	30,325,182,129	13,520,100,000	43,845,282,129
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA	16,391,000,000	13,520,100,000	29,911,100,000
	0800	INTERSUBSECTORIAL JUSTICIA	16,391,000,000	13,520,100,000	29,911,100,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA	13,934,182,129		13,934,182,129
	0800	INTERSUBSECTORIAL JUSTICIA	13,934,182,129		13,934,182,129
		TOTAL PRESUPUESTO SECCION	231,703,382,129	15,104,900,000	246,808,282,129
		SECCION: 2904			
		FONDO ESPECIAL PARA LA ADMINISTRACION DE BIENES DE LA FISCALIA GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO		17,353,204,000	17,353,204,000
		C. PRESUPUESTO DE INVERSION		40,722,273,000	40,722,273,000
2901		EFECTIVIDAD DE LA INVESTIGACIÓN PENAL Y TÉCNICO CIENTÍFICA		11,705,000,000	11,705,000,000
	0800	INTERSUBSECTORIAL JUSTICIA		11,705,000,000	11,705,000,000
2999		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR FISCALÍA		29,017,273,000	29,017,273,000
	0800	INTERSUBSECTORIAL JUSTICIA		29,017,273,000	29,017,273,000
		TOTAL PRESUPUESTO SECCION		58,075,477,000	58,075,477,000
		SECCION: 3201			
		MINISTERIO DE AMBIENTE Y DESARROLLO SOSTENIBLE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	183,066,422,000		183,066,422,000
		C. PRESUPUESTO DE INVERSION	166,663,194,948		166,663,194,948
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	25,211,939,679		25,211,939,679
	0900	INTERSUBSECTORIAL AMBIENTE	25,211,939,679		25,211,939,679
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	43,140,588,761		43,140,588,761
	0900	INTERSUBSECTORIAL AMBIENTE	43,140,588,761		43,140,588,761
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	5,835,165,882		5,835,165,882
	0900	INTERSUBSECTORIAL AMBIENTE	5,835,165,882		5,835,165,882
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	29,044,791,710		29,044,791,710
	0900	INTERSUBSECTORIAL AMBIENTE	29,044,791,710		29,044,791,710
3205		ORDENAMIENTO AMBIENTAL TERRITORIAL	4,505,606,041		4,505,606,041
	0900	INTERSUBSECTORIAL AMBIENTE	4,505,606,041		4,505,606,041
3206		GESTIÓN DEL CAMBIO CLIMÁTICO PARA UN DESARROLLO BAJO EN CARBONO Y RESILIENTE AL CLIMA	4,019,090,979		4,019,090,979
	0900	INTERSUBSECTORIAL AMBIENTE	4,019,090,979		4,019,090,979

2008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	3,295,681,253		3,295,681,253
	0900	INTERSUBSECTORIAL AMBIENTE	3,295,681,253		3,295,681,253
3208		EDUCACION AMBIENTAL	4,820,657,783		4,820,657,783
	0900	INTERSUBSECTORIAL AMBIENTE	4,820,657,783		4,820,657,783
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	46,789,672,860		46,789,672,860
	0900	INTERSUBSECTORIAL AMBIENTE	46,789,672,860		46,789,672,860
TOTAL PRESUPUESTO SECCION			349,729,616,948		349,729,616,948

SECCION: 3202
INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES-IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			47,129,343,000	1,373,800,000	48,503,143,000
C. PRESUPUESTO DE INVERSION			21,767,821,958	8,740,000,000	30,507,821,958
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	19,780,238,810	8,740,000,000	28,520,238,810
	0900	INTERSUBSECTORIAL AMBIENTE	19,780,238,810	8,740,000,000	28,520,238,810
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	1,987,583,148		1,987,583,148
	0900	INTERSUBSECTORIAL AMBIENTE	1,987,583,148		1,987,583,148
TOTAL PRESUPUESTO SECCION			68,897,164,958	10,113,800,000	79,010,964,958

SECCION: 3204
FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				30,934,692,000	30,934,692,000
C. PRESUPUESTO DE INVERSION			5,456,749,833	126,747,386,999	132,204,136,832
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	5,456,749,833	84,324,029,830	89,780,779,663
	0900	INTERSUBSECTORIAL AMBIENTE	5,456,749,833	84,324,029,830	89,780,779,663
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS		29,480,357,169	29,480,357,169
	0900	INTERSUBSECTORIAL AMBIENTE		29,480,357,169	29,480,357,169
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE		12,943,000,000	12,943,000,000
	0900	INTERSUBSECTORIAL AMBIENTE		12,943,000,000	12,943,000,000
TOTAL PRESUPUESTO SECCION			5,456,749,833	157,682,078,999	163,138,828,832

SECCION: 3208
CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,971,571,000		2,971,571,000
TOTAL PRESUPUESTO SECCION			2,971,571,000		2,971,571,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A. PRESUPUESTO DE FUNCIONAMIENTO			4,955,100,000		4,955,100,000
TOTAL PRESUPUESTO SECCION			4,955,100,000		4,955,100,000
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,540,503,000		3,540,503,000
C. PRESUPUESTO DE INVERSION			4,408,899,462		4,408,899,462
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	1,418,351,607		1,418,351,607
	0900	INTERSUBSECTORIAL AMBIENTE	1,418,351,607		1,418,351,607
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	1,490,547,855		1,490,547,855
	0900	INTERSUBSECTORIAL AMBIENTE	1,490,547,855		1,490,547,855
3207		GESTIÓN INTEGRAL DE MARES, COSTAS Y RECURSOS ACUÁTICOS	1,500,000,000		1,500,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			7,949,402,462		7,949,402,462
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A. PRESUPUESTO DE FUNCIONAMIENTO			3,603,222,000		3,603,222,000
TOTAL PRESUPUESTO SECCION			3,603,222,000		3,603,222,000
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,983,567,000		1,983,567,000
C. PRESUPUESTO DE INVERSION			5,198,358,333		5,198,358,333
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	2,727,487,947		2,727,487,947
	0900	INTERSUBSECTORIAL AMBIENTE	2,727,487,947		2,727,487,947
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	2,470,870,386		2,470,870,386
	0900	INTERSUBSECTORIAL AMBIENTE	2,470,870,386		2,470,870,386
TOTAL PRESUPUESTO SECCION			7,181,925,333		7,181,925,333
		SECCION: 3213			
		COORPORACION AUTONOMA REGIONAL PARA LA DEFENSA DE LA MESETA DE BUCARAMANGA CDMB			
A. PRESUPUESTO DE FUNCIONAMIENTO			1,157,676,000		1,157,676,000
TOTAL PRESUPUESTO SECCION			1,157,676,000		1,157,676,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,037,946,000		2,037,946,000
		TOTAL PRESUPUESTO SECCION	2,037,946,000		2,037,946,000
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,533,362,000		2,533,362,000
		TOTAL PRESUPUESTO SECCION	2,533,362,000		2,533,362,000
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,463,809,000		2,463,809,000
		C. PRESUPUESTO DE INVERSION	1,871,347,501		1,871,347,501
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	425,447,501		425,447,501
	0900	INTERSUBSECTORIAL AMBIENTE	425,447,501		425,447,501
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	1,445,900,000		1,445,900,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,445,900,000		1,445,900,000
		TOTAL PRESUPUESTO SECCION	4,335,156,501		4,335,156,501
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,616,272,000		3,616,272,000
		TOTAL PRESUPUESTO SECCION	3,616,272,000		3,616,272,000
		SECCION: 3218			
		CORPORACIÓN AUTÓNOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,579,172,000		3,579,172,000
		C. PRESUPUESTO DE INVERSION	2,507,845,294		2,507,845,294
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,099,429,594		1,099,429,594
	0900	INTERSUBSECTORIAL AMBIENTE	1,099,429,594		1,099,429,594
3204		GESTIÓN DE LA INFORMACIÓN Y EL CONOCIMIENTO AMBIENTAL	1,408,415,700		1,408,415,700
	0900	INTERSUBSECTORIAL AMBIENTE	1,408,415,700		1,408,415,700
		TOTAL PRESUPUESTO SECCION	6,087,017,294		6,087,017,294

2008

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CÉSAR (CORPOCESAR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,820,046,000		2,820,046,000
		TOTAL PRESUPUESTO SECCION	2,820,046,000		2,820,046,000
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,579,956,000		5,579,956,000
		TOTAL PRESUPUESTO SECCION	5,579,956,000		5,579,956,000
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,539,800,000		4,539,800,000
		TOTAL PRESUPUESTO SECCION	4,539,800,000		4,539,800,000
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,207,629,000		2,207,629,000
		C. PRESUPUESTO DE INVERSION	6,290,000,000		6,290,000,000
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,290,000,000		1,290,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,290,000,000		1,290,000,000
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	5,000,000,000		5,000,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	5,000,000,000		5,000,000,000
		TOTAL PRESUPUESTO SECCION	8,497,629,000		8,497,629,000
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,274,000,000		2,274,000,000
		C. PRESUPUESTO DE INVERSION	6,792,759,558		6,792,759,558
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	1,294,286,037		1,294,286,037
	0900	INTERSUBSECTORIAL AMBIENTE	1,294,286,037		1,294,286,037
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	4,298,473,521		4,298,473,521
	0900	INTERSUBSECTORIAL AMBIENTE	4,298,473,521		4,298,473,521

20

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
3299		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR AMBIENTE Y DESARROLLO SOSTENIBLE	1,200,000,000		1,200,000,000
	0900	INTERSUBSECTORIAL AMBIENTE	1,200,000,000		1,200,000,000
TOTAL PRESUPUESTO SECCION			9,066,759,558		9,066,759,558

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,243,200,000		2,243,200,000
TOTAL PRESUPUESTO SECCION			2,243,200,000		2,243,200,000

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,428,619,000		2,428,619,000
TOTAL PRESUPUESTO SECCION			2,428,619,000		2,428,619,000

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,201,000,000		2,201,000,000
C. PRESUPUESTO DE INVERSION			5,426,887,674		5,426,887,674
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	5,426,887,674		5,426,887,674
	0900	INTERSUBSECTORIAL AMBIENTE	5,426,887,674		5,426,887,674
TOTAL PRESUPUESTO SECCION			7,627,887,674		7,627,887,674

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,018,929,000		2,018,929,000
TOTAL PRESUPUESTO SECCION			2,018,929,000		2,018,929,000

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

A. PRESUPUESTO DE FUNCIONAMIENTO			2,431,381,000		2,431,381,000
C. PRESUPUESTO DE INVERSION			4,675,985,424		4,675,985,424
3202		CONSERVACIÓN DE LA BIODIVERSIDAD Y SUS SERVICIOS ECOSISTÉMICOS	4,675,985,424		4,675,985,424
	0900	INTERSUBSECTORIAL AMBIENTE	4,675,985,424		4,675,985,424
TOTAL PRESUPUESTO SECCION			7,107,366,424		7,107,366,424

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3231			
		CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,283,078,000		2,283,078,000
		TOTAL PRESUPUESTO SECCION	2,283,078,000		2,283,078,000
		SECCION: 3232			
		CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,439,300,000		2,439,300,000
		TOTAL PRESUPUESTO SECCION	2,439,300,000		2,439,300,000
		SECCION: 3233			
		CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	1,911,000,000		1,911,000,000
		TOTAL PRESUPUESTO SECCION	1,911,000,000		1,911,000,000
		SECCION: 3234			
		CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,171,670,000		2,171,670,000
		TOTAL PRESUPUESTO SECCION	2,171,670,000		2,171,670,000
		SECCION: 3235			
		CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,199,800,000		2,199,800,000
		TOTAL PRESUPUESTO SECCION	2,199,800,000		2,199,800,000
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,152,648,000		2,152,648,000
		C. PRESUPUESTO DE INVERSION	706,164,078		706,164,078
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	706,164,078		706,164,078
	0900	INTERSUBSECTORIAL AMBIENTE	706,164,078		706,164,078
		TOTAL PRESUPUESTO SECCION	2,858,812,078		2,858,812,078

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO CORPOGUAVIO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	764,420,000		764,420,000
		TOTAL PRESUPUESTO SECCION	764,420,000		764,420,000
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE CARDIQUE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,325,200,000		2,325,200,000
		TOTAL PRESUPUESTO SECCION	2,325,200,000		2,325,200,000
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,595,203,000		2,595,203,000
		C. PRESUPUESTO DE INVERSION	3,789,729,269		3,789,729,269
3201		FORTALECIMIENTO DEL DESEMPEÑO AMBIENTAL DE LOS SECTORES PRODUCTIVOS	939,345,007		939,345,007
	0900	INTERSUBSECTORIAL AMBIENTE	939,345,007		939,345,007
3203		GESTIÓN INTEGRAL DEL RECURSO HÍDRICO	2,850,384,262		2,850,384,262
	0900	INTERSUBSECTORIAL AMBIENTE	2,850,384,262		2,850,384,262
		TOTAL PRESUPUESTO SECCION	6,384,932,269		6,384,932,269
		SECCION: 3301			
		MINISTERIO DE CULTURA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	198,678,000,000		198,678,000,000
		C. PRESUPUESTO DE INVERSION	144,558,201,417		144,558,201,417
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	106,838,711,805		106,838,711,805
	1603	ARTE Y CULTURA	106,838,711,805		106,838,711,805
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	25,208,433,346		25,208,433,346
	1603	ARTE Y CULTURA	25,208,433,346		25,208,433,346
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	12,511,056,266		12,511,056,266
	1603	ARTE Y CULTURA	12,511,056,266		12,511,056,266
		TOTAL PRESUPUESTO SECCION	343,236,201,417		343,236,201,417
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	10,914,000,000	1,743,706,978	12,657,706,978

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			4,654,773,699	6,756,518,487	11,411,292,186
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	2,924,773,699	6,286,518,487	9,211,292,186
	1603	ARTE Y CULTURA	2,924,773,699	6,286,518,487	9,211,292,186
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	1,730,000,000	470,000,000	2,200,000,000
	1603	ARTE Y CULTURA	1,730,000,000	470,000,000	2,200,000,000
TOTAL PRESUPUESTO SECCION			15,568,773,699	8,500,225,465	24,068,999,164

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

A. PRESUPUESTO DE FUNCIONAMIENTO			6,238,000,000	1,635,200,000	7,873,200,000
C. PRESUPUESTO DE INVERSION			10,139,908,306	3,399,200,000	13,539,108,306
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	6,409,908,306	1,999,200,000	8,409,108,306
	1603	ARTE Y CULTURA	6,409,908,306	1,999,200,000	8,409,108,306
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	3,730,000,000	1,400,000,000	5,130,000,000
	1603	ARTE Y CULTURA	3,730,000,000	1,400,000,000	5,130,000,000
TOTAL PRESUPUESTO SECCION			16,377,908,306	5,034,400,000	21,412,308,306

SECCION: 3307

INSTITUTO CARO Y CUERVO

A. PRESUPUESTO DE FUNCIONAMIENTO			7,386,000,000	1,252,000,000	8,638,000,000
C. PRESUPUESTO DE INVERSION			5,000,829,172	96,895,063	5,097,724,235
3301		PROMOCIÓN Y ACCESO EFECTIVO A PROCESOS CULTURALES Y ARTÍSTICOS	268,545,227		268,545,227
	1603	ARTE Y CULTURA	268,545,227		268,545,227
3302		GESTIÓN, PROTECCIÓN Y SALVAGUARDIA DEL PATRIMONIO CULTURAL COLOMBIANO	4,016,163,207	96,895,063	4,113,058,270
	1603	ARTE Y CULTURA	4,016,163,207	96,895,063	4,113,058,270
3399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR CULTURA	716,120,738		716,120,738
	1603	ARTE Y CULTURA	716,120,738		716,120,738
TOTAL PRESUPUESTO SECCION			12,386,829,172	1,348,895,063	13,735,724,235

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

A. PRESUPUESTO DE FUNCIONAMIENTO			30,240,000,000		30,240,000,000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	6,693,140,129		6,693,140,129
2501		FORTALECIMIENTO DEL CONTROL Y LA VIGILANCIA DE LA GESTIÓN FISCAL Y RESARCIMIENTO AL DAÑO DEL PATRIMONIO PÚBLICO	6,693,140,129		6,693,140,129
	1000	INTERSUBSECTORIAL GOBIERNO	6,693,140,129		6,693,140,129
		TOTAL PRESUPUESTO SECCION	36,933,140,129		36,933,140,129

SECCION: 3501
MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	393,304,915,000		393,304,915,000
		C. PRESUPUESTO DE INVERSION	241,928,708,327		241,928,708,327
3501		INTERNACIONALIZACIÓN DE LA ECONOMÍA	24,791,388,000		24,791,388,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	24,791,388,000		24,791,388,000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	211,355,948,633		211,355,948,633
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	211,355,948,633		211,355,948,633
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	607,250,574		607,250,574
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	607,250,574		607,250,574
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	5,174,121,120		5,174,121,120
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,174,121,120		5,174,121,120
		TOTAL PRESUPUESTO SECCION	635,233,623,327		635,233,623,327

SECCION: 3502
SUPERINTENDENCIA DE SOCIEDADES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		118,961,102,000	118,961,102,000
		C. PRESUPUESTO DE INVERSION		22,298,823,000	22,298,823,000
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS		400,000,000	400,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		400,000,000	400,000,000
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		21,898,823,000	21,898,823,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		21,898,823,000	21,898,823,000
		TOTAL PRESUPUESTO SECCION		141,259,925,000	141,259,925,000

SECCION: 3503
SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		83,960,832,908	83,960,832,908

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	256,359,403	163,475,326,092	163,731,685,495
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL	256,359,403	91,281,106,032	91,537,465,435
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	256,359,403	91,281,106,032	91,537,465,435
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		72,194,220,060	72,194,220,060
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		72,194,220,060	72,194,220,060
		TOTAL PRESUPUESTO SECCION	256,359,403	247,436,159,000	247,692,518,403

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		6,332,559,000	6,332,559,000
		C. PRESUPUESTO DE INVERSION		7,605,564,397	7,605,564,397
3503		AMBIENTE REGULATORIO Y ECONÓMICO PARA LA COMPETENCIA Y LA ACTIVIDAD EMPRESARIAL		2,833,662,920	2,833,662,920
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		2,833,662,920	2,833,662,920
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO		4,771,901,477	4,771,901,477
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		4,771,901,477	4,771,901,477
		TOTAL PRESUPUESTO SECCION		13,938,123,397	13,938,123,397

SECCION: 3505

INSTITUTO NACIONAL DE METROLOGÍA - INM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	12,764,072,000	222,400,000	12,986,472,000
		C. PRESUPUESTO DE INVERSION	16,653,414,077	1,386,011,838	18,039,425,915
3502		PRODUCTIVIDAD Y COMPETITIVIDAD DE LAS EMPRESAS COLOMBIANAS	13,306,976,090	193,023,910	13,500,000,000
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	13,306,976,090	193,023,910	13,500,000,000
3599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR COMERCIO, INDUSTRIA Y TURISMO	3,346,437,987	1,192,987,928	4,539,425,915
	0200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,346,437,987	1,192,987,928	4,539,425,915
		TOTAL PRESUPUESTO SECCION	29,417,486,077	1,608,411,838	31,025,897,915

SECCION: 3601

MINISTERIO DEL TRABAJO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	25,689,647,041,452		25,689,647,041,452

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	1,965,878,374,800		1,965,878,374,800
3601		PROTECCIÓN SOCIAL	1,893,000,000,000		1,893,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,893,000,000,000		1,893,000,000,000
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	43,000,000,000		43,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	43,000,000,000		43,000,000,000
3603		FORMACIÓN PARA EL TRABAJO	2,000,000,000		2,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,000,000,000		2,000,000,000
3604		DERECHOS FUNDAMENTALES DEL TRABAJO Y FORTALECIMIENTO DEL DIÁLOGO SOCIAL	9,500,000,000		9,500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	9,500,000,000		9,500,000,000
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO	2,893,374,800		2,893,374,800
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	2,893,374,800		2,893,374,800
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	15,485,000,000		15,485,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	15,485,000,000		15,485,000,000
		TOTAL PRESUPUESTO SECCION	27,655,525,416,252		27,655,525,416,252

SECCION: 3602
SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO		92,568,145,000	92,568,145,000
		C. PRESUPUESTO DE INVERSION	2,200,396,028,710	1,580,719,798,750	3,781,115,827,460
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	161,962,336,729	108,935,190,000	270,897,526,729
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	161,962,336,729	108,935,190,000	270,897,526,729
3603		FORMACIÓN PARA EL TRABAJO	1,626,830,691,981	1,118,927,143,750	2,745,757,835,731
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	1,626,830,691,981	1,118,927,143,750	2,745,757,835,731
3605		FOMENTO DE LA INVESTIGACIÓN, DESARROLLO TECNOLÓGICO E INNOVACIÓN DEL SECTOR TRABAJO		224,800,000,000	224,800,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL		224,800,000,000	224,800,000,000
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	411,603,000,000	128,057,465,000	539,660,465,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	411,603,000,000	128,057,465,000	539,660,465,000
		TOTAL PRESUPUESTO SECCION	2,200,396,028,710	1,673,287,943,750	3,873,683,972,460

SECCION: 3612
UNIDAD ADMINISTRATIVA ESPECIAL DE ORGANIZACIONES SOLIDARIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		A. PRESUPUESTO DE FUNCIONAMIENTO	7,501,102,000		7,501,102,000

PRESUPUESTO GENERAL DE LA NACIÓN

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			10,975,637,780		10,975,637,780
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	10,449,637,780		10,449,637,780
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	10,449,637,780		10,449,637,780
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	526,000,000		526,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	526,000,000		526,000,000
TOTAL PRESUPUESTO SECCION			18,476,739,780		18,476,739,780

SECCION: 3613

UNIDAD ADMINISTRATIVA ESPECIAL DEL SERVICIO PUBLICO DE EMPLEO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			10,896,064,176		10,896,064,176
C. PRESUPUESTO DE INVERSION			11,673,890,544		11,673,890,544
3602		GENERACIÓN Y FORMALIZACIÓN DEL EMPLEO	11,273,786,074		11,273,786,074
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	11,273,786,074		11,273,786,074
3699		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR TRABAJO	400,104,470		400,104,470
	1300	INTERSUBSECTORIAL TRABAJO Y BIENESTAR SOCIAL	400,104,470		400,104,470
TOTAL PRESUPUESTO SECCION			22,569,954,720		22,569,954,720

SECCION: 3701

MINISTERIO DEL INTERIOR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			489,826,623,429		489,826,623,429
C. PRESUPUESTO DE INVERSION			148,541,779,108		148,541,779,108
3701		FORTALECIMIENTO INSTITUCIONAL A LOS PROCESOS ORGANIZATIVOS DE CONCERTACIÓN; GARANTÍA, PREVENCIÓN Y RESPETO DE LOS DERECHOS HUMANOS COMO FUNDAMENTOS PARA LA PAZ	89,598,236,262		89,598,236,262
	1000	INTERSUBSECTORIAL GOBIERNO	89,598,236,262		89,598,236,262
3702		FORTALECIMIENTO A LA GOBERNABILIDAD TERRITORIAL PARA LA SEGURIDAD, CONVIVENCIA CIUDADANA, PAZ Y POST-CONFLICTO	30,256,992,846		30,256,992,846
	1000	INTERSUBSECTORIAL GOBIERNO	30,256,992,846		30,256,992,846
3703		POLÍTICA PÚBLICA DE VÍCTIMAS DEL CONFLICTO ARMADO Y POSTCONFLICTO	5,500,000,000		5,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,500,000,000		5,500,000,000
3704		PARTICIPACIÓN CIUDADANA, POLÍTICA Y DIVERSIDAD DE CREENCIAS	16,712,000,000		16,712,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	16,712,000,000		16,712,000,000
3799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR	6,474,550,000		6,474,550,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,474,550,000		6,474,550,000
TOTAL PRESUPUESTO SECCION			638,368,402,537		638,368,402,537

94

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,939,700,000		3,939,700,000
		C. PRESUPUESTO DE INVERSION	927,077,331		927,077,331
3706		PROTECCIÓN, PROMOCIÓN Y DIFUSIÓN DEL DERECHO DE AUTOR Y LOS DERECHOS CONEXOS	927,077,331		927,077,331
	1000	INTERSUBSECTORIAL GOBIERNO	927,077,331		927,077,331
		TOTAL PRESUPUESTO SECCION	4,866,777,331		4,866,777,331
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	3,014,900,000		3,014,900,000
		C. PRESUPUESTO DE INVERSION	17,000,000,000		17,000,000,000
3707		GESTIÓN DEL RIESGO DE DESASTRES NATURALES Y ANTRÓPICOS EN LA ZONA DE INFLUENCIA DEL VOLCÁN NEVADO DEL HUILA	17,000,000,000		17,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	17,000,000,000		17,000,000,000
		TOTAL PRESUPUESTO SECCION	20,014,900,000		20,014,900,000
		SECCION: 3708			
		UNIDAD NACIONAL DE PROTECCION - UNP			
		A. PRESUPUESTO DE FUNCIONAMIENTO	839,105,226,632	94,260,700,000	933,365,926,632
		C. PRESUPUESTO DE INVERSION	6,000,000,000		6,000,000,000
3705		PROTECCIÓN DE PERSONAS, GRUPOS Y COMUNIDADES EN RIESGO EXTRAORDINARIO Y EXTREMO UNIDAD NACIONAL DE PROTECCIÓN (UNP)	2,476,998,988		2,476,998,988
	1000	INTERSUBSECTORIAL GOBIERNO	2,476,998,988		2,476,998,988
3799		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INTERIOR	3,523,001,012		3,523,001,012
	1000	INTERSUBSECTORIAL GOBIERNO	3,523,001,012		3,523,001,012
		TOTAL PRESUPUESTO SECCION	845,105,226,632	94,260,700,000	939,365,926,632
		SECCION: 3709			
		DIRECCION NACIONAL DE BOMBEROS			
		A. PRESUPUESTO DE FUNCIONAMIENTO	4,892,400,000		4,892,400,000
		C. PRESUPUESTO DE INVERSION	51,100,000,000		51,100,000,000
3708		FORTALECIMIENTO INSTITUCIONAL Y OPERATIVO DE LOS BOMBEROS DE COLOMBIA	51,100,000,000		51,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	51,100,000,000		51,100,000,000
		TOTAL PRESUPUESTO SECCION	55,992,400,000		55,992,400,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3801			
		COMISION NACIONAL DEL SERVICIO CIVIL			
		A. PRESUPUESTO DE FUNCIONAMIENTO	5,510,694,037	14,624,600,000	20,135,294,037
		C. PRESUPUESTO DE INVERSION		95,435,917,317	95,435,917,317
0504		ADMINISTRACIÓN Y VIGILANCIA DE LAS CARRERAS ADMINISTRATIVAS DE LOS SERVIDORES PÚBLICOS		85,599,943,056	85,599,943,056
	1000	INTERSUBSECTORIAL GOBIERNO		85,599,943,056	85,599,943,056
0599		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR EMPLEO PÚBLICO		9,835,974,261	9,835,974,261
	1000	INTERSUBSECTORIAL GOBIERNO		9,835,974,261	9,835,974,261
		TOTAL PRESUPUESTO SECCION	5,510,694,037	110,060,517,317	115,571,211,354
		SECCION: 3901			
		MINISTERIO DE CIENCIA, TECNOLOGIA E INNOVACION			
		A. PRESUPUESTO DE FUNCIONAMIENTO	24,172,511,265		24,172,511,265
		C. PRESUPUESTO DE INVERSION	368,190,103,130		368,190,103,130
3901		CONSOLIDACIÓN DE UNA INSTITUCIONALIDAD HABILITANTE PARA LA CIENCIA, LA TECNOLOGÍA E INNOVACIÓN (CTI)	28,500,000,000		28,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	28,500,000,000		28,500,000,000
3902		INVESTIGACIÓN CON CALIDAD E IMPACTO	289,454,972,320		289,454,972,320
	1000	INTERSUBSECTORIAL GOBIERNO	289,454,972,320		289,454,972,320
3903		DESARROLLO TECNOLÓGICO E INNOVACIÓN PARA CRECIMIENTO EMPRESARIAL	24,713,007,810		24,713,007,810
	1000	INTERSUBSECTORIAL GOBIERNO	24,713,007,810		24,713,007,810
3904		GENERACIÓN DE UNA CULTURA QUE VALORA Y GESTIONA EL CONOCIMIENTO Y LA INNOVACIÓN	25,522,123,000		25,522,123,000
	1000	INTERSUBSECTORIAL GOBIERNO	25,522,123,000		25,522,123,000
		TOTAL PRESUPUESTO SECCION	392,362,614,395		392,362,614,395
		SECCION: 4001			
		MINISTERIO DE VIVIENDA, CIUDAD Y TERRITORIO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	2,331,089,528,348		2,331,089,528,348
		C. PRESUPUESTO DE INVERSION	448,209,183,160		448,209,183,160
4001		ACCESO A SOLUCIONES DE VIVIENDA	34,500,000,000		34,500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	34,500,000,000		34,500,000,000
4002		ORDENAMIENTO TERRITORIAL Y DESARROLLO URBANO	34,500,000,000		34,500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	34,500,000,000		34,500,000,000
4003		ACCESO DE LA POBLACIÓN A LOS SERVICIOS DE AGUA POTABLE Y SANEAMIENTO BÁSICO	341,686,083,134		341,686,083,134
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	341,686,083,134		341,686,083,134

95

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
4099		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR VIVIENDA, CIUDAD Y TERRITORIO	37,523,100,026		37,523,100,026
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	37,523,100,026		37,523,100,026
TOTAL PRESUPUESTO SECCION			2,779,298,711,508		2,779,298,711,508

SECCION: 4002
FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

A. PRESUPUESTO DE FUNCIONAMIENTO			2,300,000,000		2,300,000,000
C. PRESUPUESTO DE INVERSION			1,556,195,312,465		1,556,195,312,465
4001		ACCESO A SOLUCIONES DE VIVIENDA	1,556,195,312,465		1,556,195,312,465
	1400	INTERSUBSECTORIAL VIVIENDA Y DESARROLLO TERRITORIAL	1,556,195,312,465		1,556,195,312,465
TOTAL PRESUPUESTO SECCION			1,558,495,312,465		1,558,495,312,465

SECCION: 4101
DEPARTAMENTO ADMINISTRATIVO PARA LA PROSPERIDAD SOCIAL

A. PRESUPUESTO DE FUNCIONAMIENTO			162,991,000,000		162,991,000,000
C. PRESUPUESTO DE INVERSION			3,485,582,139,470		3,485,582,139,470
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	184,499,832,863		184,499,832,863
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	184,499,832,863		184,499,832,863
4103		INCLUSIÓN SOCIAL Y PRODUCTIVA PARA LA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD	3,297,855,758,141		3,297,855,758,141
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3,297,855,758,141		3,297,855,758,141
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	3,226,548,466		3,226,548,466
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	3,226,548,466		3,226,548,466
TOTAL PRESUPUESTO SECCION			3,648,573,139,470		3,648,573,139,470

SECCION: 4104
UNIDAD DE ATENCIÓN Y REPARACIÓN INTEGRAL A LAS VICTIMAS

A. PRESUPUESTO DE FUNCIONAMIENTO			694,619,000,000	49,173,000,000	743,792,000,000
C. PRESUPUESTO DE INVERSION			1,292,691,207,745		1,292,691,207,745
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	1,236,691,207,745		1,236,691,207,745
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	1,236,691,207,745		1,236,691,207,745
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	56,000,000,000		56,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	56,000,000,000		56,000,000,000
TOTAL PRESUPUESTO SECCION			1,987,310,207,745	49,173,000,000	2,036,483,207,745

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 4105			
		CENTRO DE MEMORIA HISTÓRICA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	13,146,000,000		13,146,000,000
		C. PRESUPUESTO DE INVERSION	32,562,991,865		32,562,991,865
4101		ATENCIÓN, ASISTENCIA Y REPARACIÓN INTEGRAL A LAS VÍCTIMAS	30,024,891,865		30,024,891,865
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	30,024,891,865		30,024,891,865
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN	2,538,100,000		2,538,100,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	2,538,100,000		2,538,100,000
		TOTAL PRESUPUESTO SECCION	45,708,991,865		45,708,991,865
		SECCION: 4106			
		INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)			
		A. PRESUPUESTO DE FUNCIONAMIENTO		681,667,000,000	681,667,000,000
		C. PRESUPUESTO DE INVERSION	4,247,141,220,346	2,059,384,000,000	6,306,525,220,346
4102		DESARROLLO INTEGRAL DE NIÑAS, NIÑOS, ADOLESCENTES Y SUS FAMILIAS	4,247,141,220,346	1,753,965,651,000	6,001,106,871,346
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL	4,247,141,220,346	1,753,965,651,000	6,001,106,871,346
4199		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR INCLUSIÓN SOCIAL Y RECONCILIACIÓN		305,418,349,000	305,418,349,000
	1500	INTERSUBSECTORIAL DESARROLLO SOCIAL		305,418,349,000	305,418,349,000
		TOTAL PRESUPUESTO SECCION	4,247,141,220,346	2,741,051,000,000	6,988,192,220,346
		SECCION: 4201			
		DEPARTAMENTO ADMINISTRATIVO DIRECCIÓN NACIONAL DE INTELIGENCIA			
		A. PRESUPUESTO DE FUNCIONAMIENTO	91,583,000,000		91,583,000,000
		C. PRESUPUESTO DE INVERSION	8,244,353,307		8,244,353,307
4201		DESARROLLO DE INTELIGENCIA ESTRATÉGICA Y CONTRAINTELIGENCIA DE ESTADO	8,244,353,307		8,244,353,307
	0100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	8,244,353,307		8,244,353,307
		TOTAL PRESUPUESTO SECCION	99,827,353,307		99,827,353,307
		SECCION: 4301			
		MINISTERIO DEL DEPORTE			
		A. PRESUPUESTO DE FUNCIONAMIENTO	39,593,952,363		39,593,952,363

26

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C. PRESUPUESTO DE INVERSION			637,141,157,797		637,141,157,797
4301		FOMENTO A LA RECREACIÓN, LA ACTIVIDAD FÍSICA Y EL DEPORTE PARA DESARROLLAR ENTORNOS DE CONVIVENCIA Y PAZ	106,000,000,000		106,000,000,000
	1604	RECREACIÓN Y DEPORTE	106,000,000,000		106,000,000,000
4302		FORMACIÓN Y PREPARACIÓN DE DEPORTISTAS	512,141,157,797		512,141,157,797
	1604	RECREACIÓN Y DEPORTE	512,141,157,797		512,141,157,797
4399		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR DEPORTE Y RECREACIÓN	19,000,000,000		19,000,000,000
	1604	RECREACIÓN Y DEPORTE	19,000,000,000		19,000,000,000
TOTAL PRESUPUESTO SECCION			676,735,110,160		676,735,110,160
		SECCION: 4401 JURISDICCION ESPECIAL PARA LA PAZ			
A. PRESUPUESTO DE FUNCIONAMIENTO			201,713,900,000		201,713,900,000
C. PRESUPUESTO DE INVERSION			115,136,795,183		115,136,795,183
4401		JURISDICCIÓN ESPECIAL PARA LA PAZ	97,305,070,610		97,305,070,610
	1000	INTERSUBSECTORIAL GOBIERNO	97,305,070,610		97,305,070,610
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD , JUSTICIA, REPARACIÓN Y NO REPETICIÓN	17,831,724,573		17,831,724,573
	1000	INTERSUBSECTORIAL GOBIERNO	17,831,724,573		17,831,724,573
TOTAL PRESUPUESTO SECCION			316,850,695,183		316,850,695,183
		SECCION: 4402 COMISION PARA EL ESCLARECIMIENTO DE LA VERDAD, LA CONVIVENCIA Y LA NO REPETICION			
A. PRESUPUESTO DE FUNCIONAMIENTO			60,557,900,000		60,557,900,000
C. PRESUPUESTO DE INVERSION			35,266,909,346		35,266,909,346
4402		ESCLARECIMIENTO DE LA VERDAD, LA CONVIVENCIA Y LA NO REPETICIÓN.	35,266,909,346		35,266,909,346
	1000	INTERSUBSECTORIAL GOBIERNO	35,266,909,346		35,266,909,346
TOTAL PRESUPUESTO SECCION			95,824,809,346		95,824,809,346
		SECCION: 4403 UNIDAD DE BUSQUEDA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZON DEL CONFLICTO ARMADO UBDP			
A. PRESUPUESTO DE FUNCIONAMIENTO			68,094,500,000		68,094,500,000

PRESUPUESTO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		C. PRESUPUESTO DE INVERSION	51,957,165,888		51,957,165,888
4403		BÚSQUEDA HUMANITARIA DE PERSONAS DADAS POR DESAPARECIDAS EN EL CONTEXTO Y EN RAZÓN DEL CONFLICTO ARMADO EN COLOMBIA.	36,957,165,888		36,957,165,888
	1000	INTERSUBSECTORIAL GOBIERNO	36,957,165,888		36,957,165,888
4499		FORTALECIMIENTO DE LA GESTIÓN Y DIRECCIÓN DEL SECTOR SISTEMA INTEGRAL DE VERDAD , JUSTICIA, REPARACIÓN Y NO REPETICIÓN	15,000,000,000		15,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,000,000,000		15,000,000,000
		TOTAL PRESUPUESTO SECCION	120,051,665,888		120,051,665,888
		TOTAL PRESUPUESTO NACIONAL	255,230,779,025,969	16,483,215,685,772	271,713,994,711,741

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 3o. Las disposiciones generales de la presente Ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995, 819 de 2003, 1473 de 2011 y 1508 de 2012 y demás normas de carácter orgánico y deben aplicarse en armonía con estas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 4o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

Las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual, requerirán concepto previo de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 5o. El Gobierno nacional a través de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá realizar sustituciones en el portafolio de inversiones con entidades descentralizadas, de conformidad con las normas legales vigentes.

ARTÍCULO 6o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente, en la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público el valor de las contribuciones establecidas en la ley.

ARTÍCULO 7o. El Ministerio de Hacienda y Crédito Público a través de la Dirección General de Crédito Público y Tesoro Nacional fijará los criterios técnicos y las condiciones para el manejo de los excedentes de liquidez y para la ejecución de operaciones de cubrimiento de riesgos, acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 8o. El Gobierno nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería y los que se emitan para regular la liquidez de la economía; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación con excepción de los que se emitan para regular la liquidez de la economía y los que se emitan para operaciones temporales de tesorería; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería, y los que se emitan para regular la liquidez de la economía; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del Decreto que la autorice, fije el monto y sus condiciones financieras; la emisión destinada a financiar las apropiaciones presupuestales estará limitada por el monto de estas; su emisión no afectará el cupo de endeudamiento.

ARTÍCULO 9o. La liquidación de los excedentes financieros de que trata el Estatuto Orgánico del Presupuesto, que se efectúen en la vigencia de la presente ley, se hará con base en una proyección de los ingresos y de los gastos para la vigencia siguiente a la de corte de los Estados Financieros, en donde se incluyen además las cuentas por cobrar y por pagar exigibles no presupuestadas, las reservas presupuestales, así como la disponibilidad inicial (caja, bancos e inversiones).

ARTÍCULO 10o. Los títulos que se emitan para efectuar transferencia temporal de valores en los términos del artículo 146 de la Ley 1753 de 2015, solo requerirán del Decreto que lo autorice, fije el monto y sus condiciones financieras. Su redención y demás valores asociados, se atenderán con el producto de la operación de transferencia y su emisión no afectará el saldo de la deuda pública.

ARTÍCULO 11o. A más tardar el 20 enero de 2020, los órganos que conforman el Presupuesto General de la Nación realizarán los ajustes a los registros en el Sistema Integrado de Información financiera (SIIF) Nación, tanto en la imputación por concepto de ingresos que corresponden a los registros detallados de recaudos de su gestión financiera pública a 31 de diciembre del año anterior, como de los gastos, cuando haya necesidad de cancelar compromisos u obligaciones.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos, se atenderán las obligaciones derivadas de estos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios, gravámenes a los movimientos financieros y gastos de nacionalización.

ARTÍCULO 13o. Prohíbase tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá el certificado de disponibilidad presupuestal por la vigencia fiscal de 2020, por medio de este, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1º de enero al 31 de diciembre de 2020, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales y tener previstos sus emolumentos de conformidad con el artículo 122 de la Constitución Política.

La vinculación de supernumerarios, por periodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

En cumplimiento del artículo 49 de la Ley 179 de 1994, previo al inicio de un proceso de concurso de méritos para proveer los cargos de carrera administrativa, la entidad deberá certificar la disponibilidad presupuestal para atender el costo del concurso, los cargos que se convocarán, y su provisión.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre la adquisición de bienes y servicios de la entidad.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión y,
5. Estudio técnico de análisis de cargas de trabajo e impacto en la modernización y competitividad de la entidad aprobado por el Departamento Administrativo de la Función Pública.
6. Los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Todos los funcionarios públicos de la planta permanente o temporal podrán participar en los programas de capacitación de la entidad; las matrículas de los funcionarios de la planta permanente o temporal se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992, modificado por el artículo 27 de la Ley 1450 de 2011. Su otorgamiento se hará en virtud de la reglamentación interna para la planta permanente o temporal del órgano respectivo.

ARTÍCULO 17o. La constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación, se regirán por el Decreto 1068 de 2015 y por las demás normas que lo modifiquen o adicionen.

ARTÍCULO 18o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional, estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos, lo hará el representante legal de estos. Estas operaciones presupuestales se someterán a la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorpora las del órgano receptor. La ejecución presupuestal de estas deberá efectuarse por parte de los órganos receptores en la misma vigencia de la distribución.

Tratándose de gastos de inversión la operación presupuestal descrita en el órgano receptor se clasificará en el programa y subprograma a ejecutar que corresponda; para los gastos de funcionamiento se asignará al rubro presupuestal correspondiente; estas operaciones en ningún caso podrán cambiar la destinación ni la cuantía, lo cual deberá constar en el acto administrativo que para tal fin se expida.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar mediante resolución desagregaciones presupuestales a las apropiaciones contenidas en el anexo del decreto de liquidación, así como efectuar asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas desagregaciones y asignaciones deberán quedar registradas en el Sistema Integrado de Información Financiera (SIIF) Nación, y para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, ni del previo concepto favorable por parte del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas tratándose de gastos de inversión.

ARTÍCULO 19o. Los órganos de que trata el artículo 3º de la presente Ley podrán pactar el pago de anticipos y la recepción de bienes y servicios, únicamente cuando cuenten con Programa Anual Mensualizado de Caja (PAC) de la vigencia, aprobado por el CONFIS.

ARTÍCULO 20o. El Gobierno nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 21o. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2020.

Cuando se trate de aclaraciones y correcciones de leyenda del presupuesto de gastos de inversión, se requerirá el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

ARTÍCULO 22o. Los órganos de que trata el artículo 3º de la presente Ley son los únicos responsables por el registro de su gestión financiera pública en el Sistema Integrado de Información Financiera (SIIF) - Nación.

No se requerirá el envío de ninguna información a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, que quede registrada en el Sistema Integrado de Información Financiera (SIIF) - Nación, salvo en aquellos casos en que ésta de forma expresa lo solicite.

ARTÍCULO 23o. Cuando los órganos que hacen parte del Presupuesto General de la Nación celebren contratos entre sí que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones proferidas por el jefe del órgano respectivo. En el caso de los Establecimientos Públicos del orden nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica, así como las señaladas en el artículo 5º del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos; en ausencia de estos por el representante legal del órgano.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado en que se haga constar que se recaudarán los recursos expedido por el órgano contratista y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. De conformidad con el artículo 8° de la Ley 819 de 2003, los recursos deberán ser incorporados y ejecutados en la misma vigencia fiscal en la que se lleve a cabo la aprobación.

Cuando en los convenios se pacte pago anticipado y para el cumplimiento de su objeto el órgano contratista requiera contratar con un tercero, solo podrá solicitarse el giro efectivo de los recursos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público una vez dicho órgano adquiera el compromiso presupuestal y se encuentren cumplidos los requisitos que hagan exigible su pago a favor del beneficiario final.

Tratándose de gastos de inversión, requerirán el concepto previo favorable del Departamento Nacional de Planeación - Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 24o. Salvo lo dispuesto por el artículo 47 de la Ley 1450 de 2011, ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la Ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los Establecimientos Públicos del orden nacional solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Los compromisos que se adquieran en el marco de tratados o convenios internacionales, de los cuales Colombia haga parte y cuya vinculación haya sido aprobada por Ley de la República, no requerirán de autorización de vigencias futuras, no obstante, se deberá contar con aval fiscal previo por parte del Consejo Superior de Política Fiscal (CONFIS).

ARTÍCULO 25o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar dentro del primer trimestre de 2020 a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público los recursos de la Nación, y a sus tesorerías cuando correspondan a recursos propios, que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

La presente disposición también se aplica a los recursos de convenios celebrados con organismos internacionales, incluyendo los de contrapartida.

ARTÍCULO 26o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de operaciones de crédito público. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2021. Así mismo, con cargo a las apropiaciones del servicio de la deuda de la vigencia 2019 se podrán atender compromisos u obligaciones correspondientes a la vigencia fiscal 2020.

ARTÍCULO 27o. Los gastos que sean necesarios para la contratación, ejecución, administración y servicio de las operaciones de crédito público, las operaciones asimiladas, las operaciones propias del manejo de la deuda pública, las conexas con las anteriores, y las demás relacionadas con los recursos del crédito, serán atendidos con cargo a las apropiaciones del servicio de la deuda pública. Así mismo, los gastos que sean necesarios para la contratación, ejecución y administración de las operaciones de tesorería de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público y sus conexas.

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De conformidad con el artículo 46 del Estatuto Orgánico del Presupuesto, las pérdidas del Banco de la República se atenderán mediante la emisión de bonos y otros títulos de deuda pública. La emisión de estos bonos o títulos se realizará en condiciones de mercado, no implicará operación presupuestal alguna y solo debe presupuestarse para efectos del pago de intereses y de su redención.

PARÁGRAFO. Las sumas adeudadas por los órganos de control que hayan sido reconocidas en sentencias debidamente ejecutoriadas, podrán ser descontadas por el Banco de la República de las utilidades correspondientes al ejercicio contable del año 2019 que deban transferirse a la Nación.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 28o. A través del Sistema Integrado de Información Financiera (SIIF) - Nación se constituirán con corte a 31 de diciembre de 2019 las reservas presupuestales y cuentas por pagar de cada una de las secciones del Presupuesto General de la Nación, a las que se refiere el artículo 89 del Estatuto Orgánico del Presupuesto. Como máximo, las reservas presupuestales corresponderán a la diferencia entre los compromisos y las obligaciones, y las cuentas por pagar por la diferencia entre las obligaciones y los pagos.

Para las cuentas por pagar que se constituyan a 31 de diciembre de 2019 se debe contar con el correspondiente programa anual mensualizado de caja de la vigencia, de lo contrario deberán hacerse los ajustes en los registros y constituir las correspondientes reservas presupuestales. Igual procedimiento se deberá cumplir en la vigencia 2020.

Si durante el año de la vigencia de la reserva presupuestal o de la cuenta por pagar desaparece el compromiso u obligación que las originó, se podrán hacer los ajustes respectivos en el Sistema Integrado de Información Financiera (SIIF) Nación.

Como quiera que el SIIF Nación refleja el detalle, la secuencia y el resultado de la información financiera pública registrada por las entidades y órganos que conforman el Presupuesto General de la Nación, no se requiere el envío de ningún soporte físico a la Dirección General del Presupuesto Público Nacional, ni a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, salvo que las mismas lo requieran.

ARTÍCULO 29o. Las entidades que hacen parte del Presupuesto General de la Nación que administran recursos para el pago de pensiones podrán constituir reservas presupuestales o cuentas por pagar con los saldos de apropiación que a 31 de diciembre se registren en el Sistema Integrado de Información Financiera (SIIF) Nación para estos propósitos. Lo anterior se constituye como una provisión para atender el pago oportuno del pasivo pensional a cargo de dichas entidades en la siguiente vigencia.

ARTÍCULO 30o. En lo relacionado con las cuentas por pagar y las reservas presupuestales, el presupuesto inicial correspondiente a la vigencia fiscal de 2020 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996 y el artículo 9° de la Ley 225 de 1995.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 31o. Las entidades u órganos que requieran modificar el plazo y/o los cupos anuales de vigencias futuras autorizados por el Consejo Superior de Política Fiscal (CONFIS), o quien este delegue, requerirán de manera previa, la reprogramación de las vigencias futuras en donde se especifiquen las nuevas condiciones; en los demás casos, se requerirá de una nueva autorización.

ARTÍCULO 32o. En las Empresas Industriales y Comerciales del Estado y en las Sociedades de Economía Mixta sujetas al régimen de aquellas, los gastos relacionados con la adquisición de bienes y servicios necesarios para los procesos de producción, transformación y comercialización, se clasificarán como proyectos de inversión. Igual procedimiento se aplicará a las Empresas de Servicios Públicos Domiciliarios en cuyo capital la Nación o sus entidades descentralizadas posean el 90% o más. En los casos que dichas entidades reciban aportes de la Nación, estos se clasificarán como una transferencia en la Sección Principal del Sector Administrativo en que se encuentren vinculadas.

ARTÍCULO 33o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso 2° del artículo 8° de la Ley 819 de 2003.

Cuando no fuere posible adelantar en la vigencia fiscal correspondiente los ajustes presupuestales a que se refiere el inciso 2° del artículo 8° de la Ley 819 de 2003, se requerirá de la reprogramación de los cupos anuales autorizados por parte de la autoridad que expidió la autorización inicial, con el fin de dar continuidad al proceso de selección del contratista.

Los registros en el Sistema Integrado de Información Financiera SIIF - Nación deberán corresponder a los cupos efectivamente utilizados.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 34o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo.

Para este efecto, la certificación de inembargabilidad donde se encuentren incorporados los recursos objeto de la medida cautelar, se solicitará al jefe del órgano de la sección presupuestal o a quien este delegue. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares y el origen de los recursos que fueron embargados.

PARÁGRAFO. En los mismos términos, el Representante Legal de las entidades descentralizadas que administran recursos de la seguridad social certificará la inembargabilidad de estos recursos en los términos previstos en el artículo 63 de la Constitución Política en concordancia con el artículo 134 de la Ley 100 de 1993 y el artículo 25 de la Ley 1751 de 2015.

ARTÍCULO 35o. Los órganos a que se refiere el artículo 3° de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado; igualmente, los contratos de transacción se imputarán con cargo al rubro afectado inicialmente con el respectivo compromiso.

Para pagarlos, primero se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos Públicos deben atender las providencias que se profieran en su contra, en primer lugar, con recursos propios realizando previamente las operaciones presupuestales a que haya lugar.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones, se podrán pagar todos los gastos originados en los tribunales de arbitramento, así como las cauciones o garantías bancarias o de compañías de seguros que se requieran en procesos judiciales.

ARTÍCULO 36o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y la Unidad Nacional de Protección, deben cubrir con cargo a sus respectivos presupuestos, los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal (GAULA), a que se refiere la Ley 282 de 1996.

PARÁGRAFO. La Unidad Nacional de Protección o la Policía Nacional cubrirán con sus respectivos presupuestos, los gastos de viaje y viáticos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros.

ARTÍCULO 37o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último bimestre de 2019, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2020.

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Las vacaciones, la prima de vacaciones, la indemnización de las mismas, la bonificación por recreación, las cesantías, las pensiones, gastos de inhumación, los impuestos y contribuciones, la tarifa de control fiscal, contribuciones a organismos internacionales, así como las obligaciones de las entidades liquidadas correspondientes a servicios públicos domiciliarios y contribuciones inherentes a su nómina, se pueden pagar con cargo al presupuesto vigente cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 38o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 39o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales (FONPET) con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3° del artículo 2° de la Ley 549 de 1999, el Gobierno nacional determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior.

Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 40o. Autorícese a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las Empresas de Servicios Públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes.

Estas operaciones deben reflejarse en el presupuesto, conservando únicamente la destinación para la cual fueron programadas las apropiaciones respectivas. En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, ésta podrá sufragarlo a través de títulos de deuda pública. Cuando concurran las calidades de acreedor y deudor en una misma persona como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

Las entidades públicas del orden nacional que formen parte del Presupuesto General de la Nación, Colpensiones y la Unidad Administrativa Especial de Gestión Pensional y Contribuciones Parafiscales de la Protección Social (UGPP), suprimirán, las obligaciones patronales por concepto de aportes al Sistema de Seguridad Social en Pensiones, originadas en reliquidaciones y reajustes pensionales derivados de fallos ejecutoriados, que hayan ordenado u ordenen, la inclusión de factores salariales no contemplados en el ingreso base de cotización previsto en la normativa vigente; así como las obligaciones por pagar y por cobrar por concepto de traslado de aportes causados de que trata el inciso 4° del artículo 17 de la Ley 549 de 1999 y de los que a futuro se causen. Las entidades involucradas harán los ajustes contables a que haya lugar.

El Ministerio de Trabajo y la Administradora Colombiana de Pensiones – Colpensiones, podrán compensar deudas recíprocas por concepto de aportes y devoluciones de los subsidios pagados por la Nación dentro del Programa de Subsidio de Aporte en Pensión, realizando únicamente los registros contables y las modificaciones en las historias laborales de los ciudadanos a que haya lugar. Si subsisten obligaciones a cargo de la Nación y/o Colpensiones, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

ARTÍCULO 41o. Sin perjuicio de lo establecido en las normas vigentes para el pago de la deuda correspondiente al pasivo pensional de las entidades territoriales con el FOMAG y de los recursos asignados en el Presupuesto General de la Nación durante la vigencia fiscal 2020 y en cumplimiento del parágrafo 2° del artículo 18 de la Ley 715 de 2001, el FONPET deberá girar al FOMAG como amortización de la deuda pensional de los entes territoriales los recursos acumulados por cada una de ellas en el sector Educación del FONPET, sólo teniendo en cuenta el valor del pasivo pensional registrado en el Sistema de Información del Fondo y las necesidades de financiamiento de la nómina de pensionados que determine el Ministerio de Hacienda y Crédito Público. Para el efecto, el FONPET podrá trasladar recursos excedentes del sector Propósito General de cada entidad territorial al sector educación, cuando no cuenten con los recursos suficientes para atender sus pasivos pensionales en dicho sector.

En caso de que por efecto de la actualización de los cálculos actuariales de las entidades territoriales resulten giros superiores al pasivo pensional, estos serán abonados en la vigencia fiscal siguiente a favor de la Entidad Territorial.

El FOMAG informará de estas operaciones a las entidades territoriales para su correspondiente registro presupuestal y contabilización.

En desarrollo del artículo 199 de la Ley 1955 de 2019, los recursos del FONPET asignados en el Presupuesto General de la Nación durante las vigencias fiscales 2019 y 2020 con destino al FOMAG, se imputarán en primer lugar a la amortización de la deuda pensional corriente de los entes territoriales registrada en dicho Fondo, sin perjuicio de las depuraciones posteriores a que haya lugar.

ARTÍCULO 42o. Los retiros de recursos de las cuentas de las entidades territoriales en el FONPET para el pago de bonos pensionales o cuotas partes de bonos pensionales y cuotas partes pensionales, se efectuarán de conformidad con la normativa vigente, sin que la entidad territorial requiera acreditar previamente la incorporación en su presupuesto. Durante la vigencia fiscal tales entidades territoriales deberán realizar la incorporación presupuestal y el registro contable de los pagos que por estos conceptos sean realizados por el FONPET.

Para el caso de mesadas pensionales, por solicitud de las entidades territoriales el FONPET podrá girar recursos para el pago de nómina de pensionados de la administración central territorial, hasta por el monto total del valor apropiado para pago de mesadas pensionales por las entidades territoriales para dicha vigencia aplicando el porcentaje de cubrimiento del pasivo pensional del sector Propósito General sobre dicho valor.

Lo previsto en el presente artículo se efectuará para las entidades territoriales que cumplan los requisitos establecidos en la Ley 549 de 1999 y demás normas vigentes, de acuerdo con las instrucciones y la información que suministre el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 43o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer qué determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

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También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicada en las mismas condiciones a las Superintendencias, así como a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta asimiladas a estas.

ARTÍCULO 44o. Con los ingresos corrientes y excedentes de la Subcuenta de Solidaridad del Fondo de Solidaridad Pensional se podrán financiar programas de la Subcuenta de Subsistencia de dicho Fondo, para la protección de las personas en estado de indigencia o de pobreza extrema, en los términos del Decreto 3771 de 2007, compilado por el Decreto 1833 de 2016 y las normas que lo modifiquen o adicionen.

ARTÍCULO 45o. Con el fin de financiar el Sistema General de Seguridad Social en Salud, en cumplimiento de lo dispuesto en el artículo 48 de la Constitución Política y el artículo 9° de la Ley 1122 de 2007, para la vigencia 2020 se presupuestarán en el Presupuesto General de la Nación los ingresos corrientes y excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016.

Previa cobertura de los riesgos amparados con cargo a los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, se financiará, con cargo a dichos recursos la Sostenibilidad y Afiliación de la Población Pobre y Vulnerable asegurada a través del Régimen Subsidiado; una vez se tenga garantizado el aseguramiento, se podrán destinar recursos a financiar otros programas de salud pública.

También podrán ser financiados con dichos recursos, en el marco de lo dispuesto por el artículo 337 de la Constitución Política y los tratados e instrumentos internacionales vigentes, los valores que se determinen en cabeza del Estado colombiano por las atenciones iniciales de urgencia que sean prestadas a los nacionales colombianos en el territorio extranjero de zonas de frontera con Colombia, al igual que las atenciones iniciales de urgencia prestadas en el territorio colombiano a los nacionales de los países fronterizos, de conformidad con la reglamentación que para el efecto expida el Gobierno nacional.

Los excedentes de los recursos de que trata el artículo 2.6.1.4.1.1 del Decreto 780 de 2016, con corte a 31 de diciembre de 2019, serán incorporados en el presupuesto de la Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES), y se destinarán a la financiación del aseguramiento en salud.

ARTÍCULO 46o. Las entidades responsables de la reparación integral a la población víctima del conflicto armado del orden nacional darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de dicha población y, en especial, a la población en situación de desplazamiento forzado y a la población étnica víctima de desplazamiento, en cumplimiento de la Ley 1448 de 2011 y a lo ordenado por la Corte Constitucional en la Sentencia T-025 de 2004 y sus Autos de Seguimiento.

Estas entidades deberán atender prioritariamente todas las solicitudes de Ayuda Humanitaria de Emergencia y Transición constituyendo éstas un título de gasto prevalente sobre las demás obligaciones de la entidad.

ARTÍCULO 47o. Durante la vigencia de 2020 las entidades encargadas de ejecutar la política de víctimas de que trata la Ley 1448 de 2011, especificarán en el Sistema Integrado de Información Financiera (SIIF) Nación, en el Sistema Unificado de Inversiones y Finanzas Públicas (SUIFP), y en los demás aplicativos que para este propósito el Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación desarrollen, los rubros que dentro de su presupuesto tienen como destino beneficiar a la población víctima, así como los derechos a los que contribuye para su goce efectivo. A fin de verificar los avances en la implementación de la Ley 1448 de 2011, remitirán a la Unidad para la Atención y Reparación Integral a las Víctimas los listados de la población beneficiada de las medidas de atención, asistencia y reparación integral previstas para la población víctima del conflicto armado.

ARTÍCULO 48o. Bajo la coordinación de la Unidad para la Atención y Reparación Integral a las Víctimas y el Departamento Nacional de Planeación, los órganos que integran el Presupuesto General de la Nación encargados de las iniciativas en el marco de la política pública de asistencia, atención y reparación integral a la población víctima, adelantarán la focalización y municipalización indicativa del gasto de inversión destinado a dicha población, en concordancia con la Ley 1448 de 2011 y la reglamentación vigente.

La focalización y territorialización indicativas procurarán la garantía del goce efectivo de los derechos de las víctimas y tendrán en cuenta las características heterogéneas y las capacidades institucionales de las entidades territoriales.

ARTÍCULO 49o. Los recursos del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado (FRISCO), en la presente vigencia fiscal serán transferidos a la Nación por la Sociedad de Activos Especiales SAE, S.A.S., a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, de acuerdo con lo establecido en los Documentos Conpes 3412 de 2006, 3476 de 2007 y 3575 de 2009.

PARÁGRAFO. Se autoriza al Ministerio de Hacienda y Crédito Público a sanear las deudas que reciba la Sociedad de Activos Especiales SAE, S.A.S., del Fondo para la Rehabilitación, Inversión y Lucha contra el Crimen Organizado (FRISCO) por concepto de impuestos, tasas o contribuciones públicas dejadas de pagar por el agente retenedor o autorretenedor, sobre bienes que se encontraban en administración o a favor del FRISCO, en proceso de extinción de dominio y/o enajenados o que estaban pendientes por pagar con cargo al producto de la venta, incluyendo el pago de obligaciones tributarias causadas con anterioridad a la incautación del bien, conforme a lo previsto en el artículo 54 de la Ley 1849 de 2017. Para estos efectos, se tendrán como criterios del proceso de saneamiento de que trata el presente parágrafo la imposibilidad de contar con los recursos para los respectivos pagos tributarios, la inexistencia de contabilidad y/o de inventario de los bienes.

ARTÍCULO 50o. Los hogares beneficiarios del subsidio familiar de vivienda podrán aplicar este subsidio en cualquier parte del país o modalidad de solución de vivienda, tanto en zona urbana como rural, independiente de la modalidad a la cual se postuló o asignó, siempre y cuando sean población desplazada y no se encuentren vinculados a planes de vivienda elegibles destinados a esta población. La población desplazada perteneciente a comunidades indígenas, comunidades negras y afrocolombianas podrán aplicar los subsidios para adquirir, construir o mejorar soluciones de vivienda en propiedades colectivas, conforme a los mandatos constitucionales y legales, tradiciones y sistemas de derecho propio de cada comunidad.

ARTÍCULO 51o. Sin perjuicio de la responsabilidad fiscal y disciplinaria a que haya lugar, cuando en vigencias anteriores no se haya realizado el pago de obligaciones adquiridas con las formalidades previstas en el Estatuto Orgánico del Presupuesto y demás normas que regulan la materia, y sobre los mismos no se haya constituido la reserva presupuestal o la cuenta por pagar correspondiente, se podrá hacer el pago bajo el concepto de *"Pago de Pasivos Exigibles - Vigencias Expiradas"*.

También procederá la operación prevista en el inciso anterior, cuando el pago no se hubiere realizado pese a haberse constituido oportunamente la reserva presupuestal o la cuenta por pagar en los términos del artículo 89 del Estatuto Orgánico del Presupuesto.

El mecanismo previsto en el primer inciso de este artículo también procederá cuando se trate del cumplimiento de una obligación originada en la ley, exigible en vigencias anteriores, aun sin que medie certificado de disponibilidad presupuestal ni registro presupuestal.

Cuando se cumpla alguna de las anteriores condiciones, se podrá atender el gasto de *"Pago Pasivos Exigibles - Vigencias Expiradas"*, a través del rubro presupuestal correspondiente de acuerdo con el detalle del anexo del Decreto de liquidación. Al momento de hacerse el registro presupuestal deberá dejarse consignada la expresión *"Pago Pasivos Exigibles - Vigencias Expiradas"*. Copia del acto administrativo que ordena su pago deberá ser remitido a la Contraloría General de la República.

En todo caso, el jefe del órgano respectivo certificará previamente el cumplimiento de los requisitos señalados en este artículo.

Lo preceptuado en el presente artículo no aplica cuando se configuren como hechos cumplidos.

ARTÍCULO 52o. En los presupuestos del Ministerio de Hacienda y Crédito Público y el Departamento Nacional de Planeación se incluirá una apropiación con el objeto de atender los gastos, en otras secciones presupuestales, para la prevención y atención de desastres, Atención, Asistencia y Reparación Integral a las Víctimas del Conflicto Armado Interno, así como para financiar programas y proyectos de inversión que se encuentren debidamente registrados en el Banco Nacional de Programas y Proyectos de conformidad con el artículo 68 del Estatuto Orgánico del Presupuesto, sin cambiar su destinación y cuantía, en los términos de la Sentencia de la Corte Constitucional C-006 de 2012.

ARTÍCULO 53o. Las asignaciones presupuestales del Fondo Único de Tecnologías de la Información y las Comunicaciones (FUTIC), incluyen los recursos necesarios para cubrir el importe de los costos en que incurra el operador oficial de los servicios de franquicia postal y telegráfica para la prestación de estos servicios a los órganos que hacen parte del Presupuesto General de la Nación.

El FUTIC hará la transferencia de recursos al operador postal y telegráfico oficial, quien expedirá a la entidad destinataria del servicio el respectivo paz y salvo, tan pronto como reciba los recursos.

El FUTIC podrá destinar los dineros recibidos por la contraprestación de que trata el artículo 14 de la Ley 1369 de 2009, para financiar el servicio postal universal y cubrir los gastos de vigilancia y control de los operadores postales.

ARTÍCULO 54o. Los órganos que hacen parte del Presupuesto General de la Nación solo podrán solicitar la situación de los recursos aprobados en el Programa Anual de Caja a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público, cuando hayan recibido los bienes y/o servicios o se tengan cumplidos los requisitos que hagan exigible su pago. En ningún caso las entidades podrán solicitar giro de recursos para transferir a fiducias o encargos fiduciarios o patrimonios autónomos, o a las entidades con las que celebre convenios o contratos interadministrativos, sin que se haya cumplido el objeto del gasto. Cuando las fiducias, los encargos fiduciarios, los patrimonios autónomos o los convenios o contratos interadministrativos utilicen la creación de subcuentas, subprogramas, subproyectos, o cualquier otra modalidad de clasificación, deberán implementar la unidad de caja, para buscar eficiencia en el manejo de los recursos que les sitúa la Nación.

ARTÍCULO 55o. Cuando se extiendan los efectos de una sentencia de unificación jurisprudencial dictada por el Consejo de Estado de conformidad con lo dispuesto con el artículo 102 del Código de Procedimiento Administrativo y de lo Contencioso Administrativo, en virtud de la autonomía presupuestal consagrada en el artículo 110 del Estatuto Orgánico del Presupuesto, la operación presupuestal a que haya lugar será responsabilidad del Jefe de cada órgano y su pago se imputará al rubro que lo generó.

ARTÍCULO 56o. El respaldo presupuestal a cargo de la Nación frente a los títulos que emita Colpensiones para amparar el 20% correspondiente a la Nación del subsidio, o incentivo periódico de los BEPS en el caso de indemnización sustitutiva o devolución de aportes de que trata la Ley 1328 de 2009, considerarán las disponibilidades fiscales de la Nación que sean definidas por el CONFIS.

Dichos títulos se podrán programar en el Presupuesto General de la Nación hasta por el monto definido en el Marco de Gasto de Mediano Plazo del sector en la vigencia fiscal en la cual se deba realizar su pago, es decir, a los tres años de la emisión del título.

ARTÍCULO 57o. Las entidades estatales que tienen a cargo la asignación de recursos físicos para los esquemas de seguridad de personas en virtud del cargo, podrán celebrar convenios o contratos interadministrativos con la Unidad Nacional de Protección o con la Policía Nacional con sujeción a las normas vigentes, para la asunción de los diferentes esquemas de seguridad.

ARTÍCULO 58o. Las entidades que hacen parte del Presupuesto General de la Nación que celebren contratos y convenios interadministrativos con entidades del orden territorial, y en donde se ejecuten recursos de partidas que correspondan a inversión regional, exigirán que para la ejecución de dichos proyectos, la entidad territorial publique previamente el proceso de selección que adelante en el Sistema Electrónico para la Contratación Pública (SECOP), y sólo se podrán contratar con Pliegos Tipo establecidos por el Gobierno nacional.

ARTÍCULO 59o. Los pagos por menores tarifas del sector eléctrico y de gas que se causen durante la vigencia de la presente Ley, podrán ser girados por el Ministerio de Minas y Energía, con base en la proyección de costos realizada con la información aportada por los prestadores del servicio, o a falta de ella, con base en la información disponible. Los saldos que a 31 de diciembre de 2020 se generen por este concepto se atenderán con cargo a las apropiaciones de la vigencia fiscal siguiente.

El Ministerio de Minas y Energía podrá con cargo a los recursos disponibles apropiados para el efecto, pagar los saldos que por este concepto se hubieren causado en vigencias anteriores.

ARTÍCULO 60o. Como requisito para la aprobación de los gastos que generen los nuevos registros calificados o para la renovación de los existentes, el Ministerio de Educación Nacional verificará que los recursos para el desarrollo de los mismos cuenten con apropiación presupuestal disponible en la vigencia respectiva, de conformidad con lo dispuesto en el artículo 71 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 61o. El Ministerio de Educación Nacional o la entidad que administre los programas de alimentación escolar de que trata el artículo 76.17 de la Ley 715 de 2001, apoyará el Programa de Alimentación Escolar (PAE), de que trata el artículo 76.17 de la Ley 715 de 2001, con los recursos que le sean apropiados en el Presupuesto General de la Nación. De manera excepcional, y de acuerdo con la reglamentación que para el efecto se expida, el Ministerio de Educación Nacional podrá ejecutar directamente los recursos del PAE, que le sean apropiados en su presupuesto de inversión.

Los recursos que sean transferidos por el Ministerio de Educación Nacional para la operación del PAE, deberán ser ejecutados por las entidades territoriales certificadas en forma concurrente con las demás fuentes de financiación para la alimentación escolar que establezca la normativa vigente. Para la distribución de los recursos de que trata este artículo, se deberán establecer criterios de priorización de las entidades destinatarias, basados en los principios de eficiencia y equidad.

PARÁGRAFO. Las entidades territoriales certificadas podrán celebrar convenios de asociación para la administración y ejecución del PAE, con los municipios no certificados en educación de su jurisdicción, garantizándose siempre el uso concurrente de todos los recursos de financiación para la alimentación escolar que establezca la normativa vigente.

ARTÍCULO 62o. Durante la vigencia fiscal 2020, el Gobierno nacional podrá concurrir con Colpensiones en el pago de las costas judiciales y agencias en derecho de los procesos judiciales que por concepto de prestaciones pensionales condenaron al extinto Instituto de Seguros Sociales (ISS). Para este efecto, Colpensiones y el Patrimonio Autónomo de Remanentes del ISS, realizarán las acciones necesarias para depurar la información correspondiente.

PARÁGRAFO. En el caso en que las acreencias por concepto de costas judiciales y agencias en derecho correspondan a los fondos de Invalidez, Vejez y Muerte (IVM), se podrán efectuar cruces de cuentas, con base en las transferencias del Presupuesto General de la Nación que se hayan entregado a dichos fondos, para lo cual se harán las operaciones contables que se requieran.

ARTÍCULO 63o. Durante la vigencia de la presente Ley, los gastos de funcionamiento del Servicio Social Complementario de Beneficios Económicos Periódicos (BEPS) de que trata la Ley 1328 de 2009, podrá ser asumido por la Administradora Colombiana de Pensiones (COLPENSIONES) con cargo a sus excedentes financieros. Dichos gastos entrarán a hacer parte del presupuesto de COLPENSIONES y para efectos de los procesos de programación, aprobación y ejecución de este presupuesto se aplicará lo previsto en la Resolución 2416 de 1997 del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 64o. La Nación, a través de la Oficina de Bonos Pensionales del Ministerio de Hacienda y Crédito Público y la Administradora Colombiana de Pensiones (COLPENSIONES), en virtud del artículo 2.2.16.7.25 del Decreto 1833 de 2016, podrán compensar deudas recíprocas por concepto de Bonos Pensionales Tipo A, pagados por la Nación por cuenta de COLPENSIONES, y obligaciones exigibles a cargo de la Nación, a favor de COLPENSIONES, por concepto de Bonos Pensionales Tipo B y T, sin afectación presupuestal. Para tal efecto, será suficiente que las entidades, lleven a cabo los registros contables a que haya lugar. En el evento, en el que una vez efectuada la compensación, subsistan obligaciones a cargo de la Nación y/o COLPENSIONES, corresponderá a la entidad deudora, estimar e incluir en el presupuesto de cada vigencia fiscal, la apropiación presupuestal con los recursos necesarios, con el fin de efectuar los pagos de las obligaciones a su cargo.

ARTÍCULO 65o. Las entidades responsables del Sistema Penitenciario y Carcelario del país del orden nacional, darán prioridad en la ejecución con sus respectivos presupuestos, a la atención integral de la población penitenciaria y carcelaria, en cumplimiento de las Sentencias de la Corte Constitucional T-388 de 2013 y T-762 de 2015.

ARTÍCULO 66o. De acuerdo con lo establecido en el artículo 255 de la Ley 1753 de 2015, la progresividad en la compensación del impuesto predial a los municipios donde existen territorios colectivos de comunidades negras, para el año 2020 será de hasta el 80% del valor a compensar, teniendo en cuenta para su liquidación el valor del avalúo para la vigencia fiscal 2019 certificado por la autoridad competente,

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por la tarifa promedio ponderada determinada por el respectivo municipio. El porcentaje dejado de compensar no es acumulable para su pago en posteriores vigencias fiscales.

ARTÍCULO 67o. Con el ánimo de garantizar el derecho al pago oportuno de las mesadas pensionales, COLPENSIONES podrá recurrir a los recursos de liquidez propios con el propósito de atender el pago de las obligaciones establecidas en los artículos 137 y 138 de la Ley 100 de 1993. Estos recursos serán devueltos por la Nación a COLPENSIONES, bajo los términos y condiciones acordados por las partes.

ARTÍCULO 68o. Fondo Inversiones para la Paz. Todos los programas y proyectos en carreteras y aeropuertos, que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito al Departamento Administrativo para la Prosperidad Social, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil, o mediante convenios con las entidades territoriales según sea el caso.

Las transferencias que realice la entidad a cargo de este Fondo a los patrimonios autónomos constituidos, se tendrán como mecanismo de ejecución del Presupuesto General de la Nación.

ARTÍCULO 69o. Plan de Austeridad del Gasto. El Gobierno nacional reglamentará mediante Decreto un Plan de Austeridad del gasto durante la vigencia fiscal de 2020 para los órganos que hacen parte del Presupuesto General de la Nación. Dichos órganos presentarán un informe al respecto, de manera semestral.

ARTÍCULO 70o. Acción de repetición. Las entidades públicas obligadas a ejercer la acción de repetición contenida en el artículo 4° de la Ley 678 de 2001, semestralmente reportarán para lo de su competencia a la Contraloría General de la República y a la Procuraduría General de la Nación, acerca de cada uno de los fallos judiciales pagados con dineros públicos durante el periodo respectivo, anexando la correspondiente certificación del Comité de Conciliación, donde conste el fundamento de la decisión de iniciar o no, las respectivas acciones de repetición.

Así mismo, dentro de los dos (2) meses siguientes a la decisión del Comité de Conciliación, se remitirán a los organismos de control mencionados en el acápite anterior, las constancias de radicación de las respectivas acciones ante el funcionario judicial competente.

PARÁGRAFO. Lo dispuesto en el presente artículo tendrá efecto para todos los fallos que se hayan pagado a la entrada en vigencia de la presente Ley y que aún no hayan sido objeto de acción de repetición.

ARTÍCULO 71o. Con el propósito de evitar una doble presupuestación, la Superintendencia de Notariado y Registro girará directamente los recaudos de la Ley 55 de 1985 por concepto de los ingresos provenientes de los derechos por registro de instrumentos públicos y otorgamiento de escrituras en los porcentajes que establece la normativa vigente a la Rama Judicial, la Fiscalía, USPEC, Ministerio de Justicia y del Derecho y el ICBF, con cargo a los valores presupuestados en cada una de ellas, con esta fuente. La Superintendencia hará los ajustes contables a que haya lugar.

ARTÍCULO 72o. Ejecución programas y proyectos de inversión por las FFMM. En cumplimiento de la Política Sectorial de Seguridad y Defensa y lo establecido en el Plan Nacional de Desarrollo, las Fuerzas Militares podrán ejecutar programas y proyectos de inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados organizados y otros actores al margen de la ley.

ARTÍCULO 73o. El Ministerio de Minas y Energía reconocerá las obligaciones por consumo de energía hasta por el monto de las apropiaciones de la vigencia fiscal, financiadas con los recursos del Fondo de Energía Social (FOES). Por tanto, los prestadores del servicio público de energía, no podrán constituir pasivos a cargo de la Nación que correspondan a la diferencia resultante entre el porcentaje señalado por el artículo 190 de la Ley 1753 de 2015 y lo efectivamente reconocido.

ARTÍCULO 74o. Pertenecen a la Nación los rendimientos financieros obtenidos por el Sistema de Cuenta Única Nacional, originados tanto con recursos de la Nación, así como los provenientes de recursos propios de las entidades, fondos, cuentas y demás órganos que hagan parte de dicho Sistema y que conforman el Presupuesto General de la Nación, en concordancia con lo establecido por los artículos 16 y 101 del Estatuto Orgánico del Presupuesto. La reglamentación expedida por el Gobierno nacional para efectos de la

periodicidad, metodología de cálculo, forma de liquidación y traslado de dichos rendimientos, continuará vigente durante el término de esta ley.

Se exceptúa de la anterior disposición, aquellos rendimientos originados con recursos de las entidades estatales del orden nacional que administren contribuciones parafiscales y de los órganos de previsión y seguridad social que administren prestaciones sociales de carácter económico, los rendimientos financieros originados en patrimonios autónomos que la ley haya autorizado su tratamiento, así como los provenientes de recursos de terceros que dichas entidades estatales mantengan en calidad de depósitos o administración.

ARTÍCULO 75o. Los gastos en que incurra el Ministerio de Educación Nacional para la realización de las actividades de control, seguimiento y cobro de valores adeudados, para adelantar el proceso de verificación y recaudo de la contribución parafiscal prevista en la Ley 1697 de 2013, se realizarán con cargo a los recursos depositados en el Fondo Nacional de Universidades Estatales de Colombia, para lo cual se harán los correspondientes registros presupuestales.

ARTÍCULO 76o. Los órganos que hacen parte del Presupuesto General de la Nación y las demás entidades estatales deberán cubrir con cargo a sus respectivos presupuestos, los gastos de los traslados terrestres, aéreos, marítimos y fluviales que requieran para su funcionamiento, atención de emergencias no misionales, gestiones de coordinación y todas aquellas actividades que requieran para el desarrollo de sus funciones. En caso de requerir apoyo de la Fuerza Pública y/o entidades de Sector Defensa deberán suscribir convenios o contratos interadministrativos con sujeción a las normas vigentes.

Lo anterior sin prejuicio de las funciones que le corresponde ejercer a las Fuerzas Militares y Policía Nacional en materia de transporte de defensa y seguridad.

PARÁGRAFO. Defensa Civil Colombiana. Las Entidades Territoriales y los demás órganos que hacen parte del Presupuesto General de la Nación podrán suscribir convenios o contratos Interadministrativos con la Defensa Civil Colombiana, para el cumplimiento de las funciones relacionadas con los Planes Departamentales y Municipales para la Prevención y Atención de Desastres y fortalecer sus capacidades de preparación y de respuesta frente a desastres, sus mecanismos de coordinación y demás actividades relacionadas con las Funciones de la Defensa Civil, de acuerdo a lo establecido en el Artículo 1.2.1.2.1. numeral 8 del Decreto 1070 de 2015 "Reglamentario del Sector Administrativo de Defensa" y concordantes.

ARTÍCULO 77o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas, para sanear los pasivos correspondientes a las cesantías de las universidades estatales a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial. Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

Así mismo, durante la presente vigencia fiscal la Nación podrá atender con títulos de deuda pública TES clase B, el pago de los bonos pensionales a su cargo de que trata la Ley 100 de 1993 y su Decreto 1833 de 2016, compilatorio de las normas del Sistema General de Pensiones. Los títulos TES clase B expedidos para atender el pago de los bonos pensionales a cargo de la Nación que se hayan negociado de acuerdo con el artículo 12 del Decreto 1299 de 1994 en el mercado secundario, podrán ser administrados por la Dirección General de Crédito Público y Tesoro Nacional en una cuenta independiente, con el objetivo de suministrar la respectiva liquidez. El Ministerio de Hacienda y Crédito Público, mediante acto administrativo establecerá los parámetros aplicables a las operaciones de las que trata este inciso.

La Nación podrá reconocer como deuda pública las obligaciones a cargo de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, surgidas de los contratos de concesión por concepto de sentencias y conciliaciones hasta por doscientos cincuenta mil millones de pesos ($250.000.000.000); en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

La responsabilidad por el pago de las obligaciones a que hace referencia el inciso anterior es de la Agencia Nacional de Infraestructura y del Instituto Nacional de Vías, según corresponda.

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PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención y pago de intereses. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. La Agencia Nacional de Infraestructura y el Instituto Nacional de Vías al hacer uso de este mecanismo solo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 78o. El Gobierno nacional en atención a la emergencia social que se viene presentando en la frontera con Venezuela asignará los recursos en la vigencia fiscal a través de la Unidad Nacional para la Gestión del Riesgo de Desastres.

ARTÍCULO 79o. Las partidas del Presupuesto General de la Nación con destino al Fondo de Protección de Justicia de que trata el Decreto 200 de 2003 y las normas que lo modifiquen o adicionen, quedan incorporadas en la Rama Judicial-Consejo Superior de la Judicatura, Fiscalía General de la Nación, Procuraduría General de la Nación y Ministerio del Interior.

ARTÍCULO 80o. Los recursos recaudados por concepto de peajes en vías de la red vial nacional no concesionada, serán invertidos por el Instituto Nacional de Vías en la rehabilitación, conservación y mantenimiento de la vía objeto del peaje y, cuando esta cumpla con todos los estándares técnicos requeridos, los recursos remanentes resultantes podrán destinarse por ese Instituto a la rehabilitación, conservación y mantenimiento de vías de la red vial nacional no concesionada de la misma región.

Igualmente podrán ser destinados a la rehabilitación, conservación y mantenimiento de vías de la red vial nacional no concesionada, los excedentes de peajes generados en los proyectos de concesión; desde el alcance del ingreso esperado hasta la reversión del proyecto al Instituto Nacional de Vías, incluidos los rendimientos financieros.

La Unidad Administrativa Especial de Aeronáutica Civil, destinará los excedentes de derechos de pista generados en los proyectos de concesión, desde el alcance del ingreso esperado hasta la reversión del proyecto a esa Entidad a la rehabilitación, conservación y mantenimiento de la infraestructura aeronáutica y aeroportuaria no concesionada.

También podrán ser destinados a los anteriores propósitos, según corresponda, los rendimientos financieros disponibles en los patrimonios autónomos que respaldan económica y financieramente los proyectos de concesión y cuya destinación no haya sido definida en el contrato respectivo.

ARTÍCULO 81o. Con el fin de propiciar la preservación y conservación del orden público interno, la paz, la convivencia ciudadana y los derechos y libertades fundamentales; la participación ciudadana en la vida y organización social y política de la Nación; la convivencia y la participación de las diferentes comunidades étnicas en los procesos de desarrollo regional y local; las relaciones entre la Nación y las entidades territoriales y demás asuntos relativos a ellas, en el Ministerio del Interior se destinarán ($43.710 millones) en gastos de funcionamiento y ($20.000 millones) en gastos de inversión, con cargo al portafolio a 31 de diciembre de 2019 del Fondo de Seguridad y Convivencia Ciudadana (FONSECON). También se financiarán con recursos de FONSECON, (hasta por $70 mil millones), los gastos de la Unidad Nacional de Protección.

PARÁGRAFO. Los Departamentos y Municipios podrán destinar hasta el 15% de los fondos territoriales de seguridad y el Ministerio del Interior hasta el 10% del Fondo de Seguridad y Convivencia Ciudadana – FONSECON, al cumplimiento del artículo 17 de la Ley 65 de 1993.

ARTÍCULO 82o. Del funcionamiento y desarrollo del Fondo para la Defensa de los Derechos e Intereses Colectivos. Con base en lo dispuesto en la Ley 472 de 1998, la Defensoría del Pueblo financiará el funcionamiento del Fondo con el producto de los rendimientos financieros del capital de dicho Fondo.

ARTÍCULO 83o. De la Administración y Funcionamiento del Sistema Nacional de Defensoría Pública. Con base en la transferencia realizada para el desarrollo del Sistema Nacional de Defensoría Pública, serán imputables a la misma los gastos de funcionamiento que garanticen el debido desarrollo de los postulados previstos en la Ley 941 de 2005, con base en el principio de programación integral previsto en el artículo 17 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 84o. Cuando existan rendimientos financieros generados por el Fondo de Devolución de Armas, dichos recursos serán incorporados en la Sección Presupuestal 1501 Ministerio de Defensa Nacional, como fuente de ingreso Fondos Especiales (Fondos Internos), los cuales serán utilizados de acuerdo con lo establecido en el Estatuto Orgánico del Presupuesto.

ARTÍCULO 85o. El gobierno nacional a través del Ministerio de Hacienda y Crédito Público, asignará o complementará recursos al Fondo para el Desarrollo Integral del Distrito Especial de Buenaventura, para la formulación y estructuración del Plan Especial para el Desarrollo Integral del Distrito de Buenaventura, de conformidad con lo establecido por la Ley 1872 de 2017.

Tanto el plan como los proyectos de inversión serán elaborados y viabilizados durante la vigencia de la presente ley con el fin de que sean implementados y definida su financiación.

PARÁGRAFO. La estructuración y viabilización de los proyectos de inversión aquí mencionados quedará a cargo de la entidad o de las entidades que determine el Gobierno nacional.

ARTÍCULO 86o. Las operaciones de cobertura previstas en los artículos 111 de la Ley 1943 de 2018 - Fondo de Estabilización del Ingreso Fiscal - y 33 de la Ley 1955 de 2019 - Fondo de Estabilización de Precios de los Combustibles - se podrán estructurar, contratar y ejecutar en forma conjunta, como parte de un programa integral de mitigación de los riesgos fiscales derivados de las fluctuaciones de los precios del petróleo, los combustibles líquidos y la tasa de cambio del peso colombiano por el dólar estadounidense. Los costos generados por la ejecución de dichas operaciones se podrán asumir con cargo al servicio de la deuda pública del Presupuesto General de la Nación cuando los recursos disponibles en dichos fondos sean insuficientes.

Las operaciones de cobertura de que trata el presente artículo se podrán administrar por la Dirección General de Crédito Público y Tesoro Nacional a través de cuentas independientes mientras son incorporadas a los fondos respectivos. El Ministerio de Hacienda y Crédito Público reglamentará su administración y funcionamiento.

ARTÍCULO 87o. Movilización de activos. El Patrimonio Autónomo de Remanentes del Instituto de Seguros Sociales Liquidado – PAR ISS transferirá a CISA los inmuebles a su cargo que luego de agotado su proceso de comercialización no hayan sido enajenados, para que CISA los transfiera a título gratuito a otras entidades públicas o los comercialice.

ARTÍCULO 88o. Saneamiento financiero del Sistema General de Seguridad Social. Con el fin de contribuir al saneamiento financiero del Sistema General de Seguridad Social, la Nación cruzará las deudas que recíprocamente estén reconocidas durante el proceso liquidatario del Instituto de Seguros Sociales a favor del Fosyga hoy Administradora de los recursos del Sistema General de Seguridad Social en Salud – ADRES – Colpensiones y Ferrocarriles Nacionales de Colombia, quienes certificarán dichas deudas que en total no podrán ser superiores a la suma de cuatrocientos cincuenta y cinco mil millones de pesos ($455.000.000.000).

ARTÍCULO 89o. El Fondo para la Modernización, Descongestión y Bienestar de la Administración de Justicia será administrado por el Consejo Superior de la Judicatura, o quien haga sus veces, a través de una fiduciaria.

Para tal efecto, el Consejo Superior de la Judicatura, o quien haga sus veces, contratará la fiducia. El valor de la comisión fiduciaria se pagará con cargo a los rendimientos financieros producidos por los recursos administrados.

ARTÍCULO 90o. Durante la presente vigencia fiscal, la Nación podrá pagar subsidios para la prestación del servicio público domiciliario de energía eléctrica que se hayan causado antes de la vigencia de la presente Ley o que se causen durante la misma, a través de recursos de crédito, incluyendo la emisión de bonos y otros títulos de deuda pública, en condiciones de mercado.

La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y solo debe presupuestarse para efectos de su redención.

ARTÍCULO 91o. El Gobierno nacional al efectuar la asignación de los recursos para la educación superior, lo hará con criterios de equidad entre las Universidades Públicas y las Instituciones de Educación Superior de carácter público.

ARTÍCULO 92o. El Ministerio de Minas y Energía; y/o la autoridad minera podrá apoyar a los pequeños mineros en líneas de crédito con tasa compensada. Así mismo, podrá apoyar la estructuración e implementación de proyectos productivos para la reconversión laboral de los pequeños mineros y/o mineros de subsistencia, o para el fortalecimiento de la cadena productiva.

Para tales efectos podrá gestionar, con las diferentes entidades nacionales o regionales las condiciones y requisitos técnicos, así como las diferentes opciones de financiamiento para su desarrollo.

ARTÍCULO 93o. El Ministerio de Agricultura, en cabeza de la Autoridad Nacional de Pesca y Acuicultura, en desarrollo de la política pesquera, deberá apoyar a los pequeños pescadores artesanales y de subsistencia mediante la adquisición y montaje de equipos especializados en labores de pesca que sean requeridos para el mejoramiento de las faenas de pesca. Así mismo, deberá estructurar e implementar proyectos productivos para la reconversión laboral de los pescadores artesanales y de subsistencia o para el fortalecimiento de la cadena productiva. El Ministerio de Agricultura determinará los requisitos y demás acciones necesarias para el desarrollo del presente artículo, y lo financiará con cargo a las apropiaciones disponibles.

ARTÍCULO 94o. De conformidad con el artículo 71 de la Ley 915 de 2004, el artículo 3° numerales 17 - 25 y artículo 4° de la Ley 1955 de 2019 "Por el cual se expide el Plan Nacional de Desarrollo 2018-2022 "Pacto por Colombia, Pacto por la Equidad" Pacto "Seaflower Región: Por una región próspera, segura y sostenible", y con los artículos 310, 334, 341 y 345 de la Constitución Política, incorporar en el presupuesto para la presente vigencia fiscal las autorizaciones de gasto otorgadas al Gobierno Nacional, y las demás entidades competentes que hacen parte del Presupuesto General de la Nación, para dar cumplimiento a lo establecido en la Ley 915 de 2004, "Por la cual se dicta el Estatuto Fronterizo para el Desarrollo Económico y Social del departamento Archipiélago de San Andrés, Providencia y Santa Catalina", de acuerdo con las normas orgánicas en materia presupuestal, reasignando los recursos hoy existente en cada órgano ejecutor, sin que ello implique un aumento del presupuesto, y de acuerdo con las disponibilidades de la presente vigencia fiscal.

ARTÍCULO 95o. En caso de que, haya lugar a ello, la devolución de las multas recaudadas producto de las sanciones impuestas por la Superintendencia de Transporte con base en normas que hayan sido declaradas nulas o hayan perdido fuerza ejecutoria, se realizarán con cargo a los recursos que se encuentran consignados en la Dirección General de Crédito Público y Tesoro Nacional, de acuerdo a los requisitos establecidos en la Resolución 338 del 17 de febrero de 2006 del Ministerio de Hacienda y Crédito Público, o aquella que la modifique, adicione o sustituya.

Para el efecto, la Superintendencia de Transporte, en el marco del procedimiento regulado en el Código de Procedimiento Administrativo y de lo Contencioso Administrativo, podrá revocar los actos administrativos que se hayan proferido con base en las referidas disposiciones anuladas o sin fuerza ejecutoria.

ARTÍCULO 96o. Anexo del trazador presupuestal para la equidad de la mujer. Para la siguiente vigencia fiscal, las entidades estatales del orden nacional conforme a sus competencias identificarán las partidas presupuestales tanto de funcionamiento como de inversión, de acuerdo con lo establecido en el artículo 221 de la ley 1955 del 2019, esta información debe formar parte del proyecto de Ley del Presupuesto General de la Nación que se presente Congreso en la siguiente vigencia, como un anexo denominado: Anexo Gasto presupuestal para la equidad de la mujer.

PARÁGRAFO. El Ministerio de Agricultura y Desarrollo Rural presentará un informe ante la Comisión Legal para la Equidad de la Mujer del Congreso de la República, sobre los planes, programas y proyectos de actividades rurales de que trata el artículo 10 de la Ley 731 de 2002, ejecutados con los recursos del Fondo de Fomento para las Mujeres Rurales – FOMMUR.

ARTÍCULO 97o. Con el fin de garantizar la continuidad de la prestación del servicio público esencial de transporte aéreo prestado por SATENA S.A., y atendiendo el mandato legal establecido en la Ley 1924 de 2018, autorizase a la Nación – Ministerio de Hacienda y Crédito Público para capitalizar SATENA S.A. en la presente vigencia hasta por la suma establecida en el artículo 1° de la citada Ley mediante cualquier mecanismo de fortalecimiento patrimonial, incluyendo la asunción de deudas causadas con anterioridad y posterioridad a la entrada en vigencia de la presente ley, a cambio de acciones ordinarias al valor nominal que tengan los respectivos estatutos.

PARÁGRAFO. La disposición consagrada en el parágrafo 2° del artículo 8° de la Ley 185 de 1995 no será aplicable para SATENA S.A., pudiendo el Gobierno nacional capitalizar la empresa para cubrir el déficit operacional.

ARTÍCULO 98o. La Nación, las entidades territoriales o cualquier entidad del orden central o descentralizada por servicios condenadas judicialmente al pago de sumas de dinero consecuencia del reconocimiento de una prestación del Sistema de Seguridad Social Integral, pagarán dichas sumas con cargo a los recursos de la seguridad social en un plazo máximo de diez (10) meses contados a partir de la fecha de la ejecutoria de la sentencia, de conformidad con el artículo 307 de la Ley 1564 de 2012.

ARTÍCULO 99o. Con cargo al presupuesto de la presente vigencia fiscal, la Aerocivil pagará las reclamaciones en trámite ante la Comisión Especial de Tratamiento de Conflictos ante la OIT - CETCOIT relativas al cumplimiento de los compromisos que quedaron pendientes por los límites establecidos en el artículo 92 de la Ley 617 del 2000.

ARTÍCULO 100o. De conformidad con el artículo 67 de la Ley 1955 de 2019, la Unidad Administrativa Especial de Aeronáutica Civil aportará en la vigencia fiscal 2020, por una única vez, la suma de cincuenta mil millones de pesos (COP $50.000.000.000) de recursos propios, con destino al Patrimonio Autónomo constituido para el Proyecto de Aeropuerto del Café – AEROCAFÉ.

ARTÍCULO 101o. En desarrollo de lo establecido en el inciso segundo del artículo 119 del Estatuto Orgánico del Presupuesto autorizase a la Nación - Ministerio de Hacienda y Crédito Público - para capitalizar al Operador Postal Oficial - Servicios Postales Nacionales, hasta por la suma de ochenta mil millones de pesos ($80.000.000.000) moneda legal colombiana.

ARTÍCULO 102o. La apropiación destinada a la ejecución del programa Fortalecimiento de la Gestión Pública en las Entidades Nacionales y Territoriales, aprobada en la sección presupuestal de la Escuela Superior de Administración Pública (ESAP), financiada con recursos diferentes a la Ley 21 de 1982, será ejecutada a través de convenio interadministrativo por el Departamento Administrativo de la Función Pública.

ARTÍCULO 103o. Durante la vigencia de la presente Ley, la Nación reconocerá y pagará como deuda pública los saldos por menores tarifas del sector eléctrico y de gas de que trata el artículo 297 de la Ley 1955 de 2019 que se hayan causado a 31 de diciembre de 2019. Este reconocimiento operará por una sola vez. En estos casos, dichas obligaciones de pago serán reconocidas y pagadas bien sea con cargo al servicio de la deuda del Presupuesto General de la Nación o mediante la emisión de Títulos de Tesorería TES Clase B.

Las empresas comercializadoras que prestaban el servicio de energía eléctrica en ZNI, y que en vigencias anteriores se hayan conectado al SIN en los términos del artículo 44 de la Resolución CREG 091 de 2007, tendrán hasta el 30 de junio de 2020, para cumplir con las obligaciones y trámites requeridos por dicha resolución para ser empresas comercializadoras en el SIN. A través de los mecanismos dispuestos en este artículo o a través del FSSRI, la Nación podrá girar a estas empresas los subsidios que hayan causado hasta tal fecha, siempre y cuando reporten información de consumo al SUI.

Para el cumplimiento de lo señalado en este artículo y con el objetivo de suministrar la respectiva liquidez, la Dirección General de Crédito Público y el Tesoro Nacional del Ministerio de Hacienda y Crédito Público administrará, en una cuenta independiente el cupo de emisión de TES que se destine a la atención de las obligaciones de pago previstas en el presente artículo. Para estos efectos, la Dirección General de Crédito Público y el Tesoro Nacional estará facultada para realizar las operaciones necesarias en el mercado monetario y de deuda pública.

ARTÍCULO 104o. Para el caso de obras por impuestos, las empresas dedicadas a la exploración y explotación de minerales e hidrocarburos, y las calificadas como grandes contribuyentes dedicadas a la actividad portuaria, no podrán desarrollar proyectos de infraestructura física que tengan relación de causalidad con su actividad generadora de renta.

ARTÍCULO 105o. La Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público trasladará, sin operación presupuestal, los recursos resultantes de la enajenación de la participación accionaria de la Nación administrados en la Cuenta Especial FONDES, al patrimonio autónomo Fondo Nacional para el Desarrollo de la Infraestructura (FONDES) administrado por la Financiera de Desarrollo Nacional (FDN) y/o la entidad que defina el Gobierno Nacional en virtud del contrato de fiducia mercantil celebrado para el efecto.

Los recursos que conformen el FONDES se mantendrán en dicho patrimonio autónomo hasta que se incorporen en el Presupuesto General de la Nación. Los costos y gastos de administración del patrimonio autónomo FONDES se atenderán con cargo a sus recursos. Hasta la fecha de traslado de los recursos, los rendimientos generados por la Cuenta Especial FONDES pertenecen a la Nación. El presente artículo entrará en vigencia a partir de la expedición de la presente ley y el Gobierno Nacional reglamentará lo dispuesto en el mismo.

PARÁGRAFO 1o. El patrimonio autónomo FONDES podrá invertir en instrumentos emitidos por la FDN que computen en su capital regulatorio conforme las normas aplicables. Los títulos que sean recibidos por el FONDES podrán ser redimidos, pagados, recomprados o sustituidos por la FDN, independiente del plazo transcurrido desde su emisión.

PARÁGRAFO 2o. El contrato de fiducia mercantil que se celebre para la administración del FONDES podrá contemplar la transferencia de la propiedad de la Nación en títulos que cumplan con el objeto del FONDES dispuesto en el artículo 144 de la Ley 1955 de 2019.

ARTÍCULO 106o. Los saldos de las cuentas corrientes o de ahorro que hayan permanecido inactivas por un período mayor a un año y no superen el valor equivalente a 322 UVR, serán transferidos por las entidades financieras tenedoras, a título de mutuo a la Nación - Ministerio de Hacienda y Crédito Público - Dirección General de Crédito Público y Tesoro Nacional, con el fin de financiar apropiaciones del Presupuesto General de la Nación.

Los respectivos contratos de empréstito celebrados entre la Nación - Ministerio de Hacienda y Crédito Público sólo requerirán para su perfeccionamiento y validez la firma de las partes y su publicación público vigente.

Cuando el titular del depósito solicite la activación o la cancelación del saldo inactivo ante la entidad financiera, la Dirección General de Crédito Público y Tesoro Nacional reintegrará al prestamista la suma correspondiente con los rendimientos respectivos, de acuerdo con los intereses que el depósito devengaba en la entidad financiera como cuenta inactiva, de conformidad con las disposiciones vigentes.

ARTÍCULO 107o. Los recursos del Sistema General de Participaciones con destino al FONPET utilizados en las anteriores vigencias de manera temporal por el Gobierno nacional para destinarlos a los sectores educación y salud, serán reintegrados a la cuenta del FONPET en las dos (2) vigencias fiscales subsiguientes a la expedición de la presente ley.

ARTÍCULO 108o. El valor de la reserva correspondiente a los cálculos actuariales adicionales que sea necesario efectuar por los derechos pensionales que no se encuentren incluidos en el cálculo actuarial inicialmente aprobado en desarrollo del Decreto 1437 de 2015 y de fallos judiciales, serán asumidos por la Nación con cargo a las apropiaciones previstas en cada vigencia para el pago de las pensiones en el Fondo de Pensiones Públicas del Nivel Nacional - Pensiones Positiva S.A.

Le corresponderá a la UGPP el ingreso a la nómina de los pensionados de estas obligaciones que serán pagadas con los recursos previstos en el PGN.

ARTÍCULO 109o. Verificación del registro de proyectos cofinanciados. Para la correspondiente asignación de recursos de la Nación que cofinancian proyectos en cualquier nivel de gobierno, los órganos que son una sección dentro del Presupuesto General de la Nación tendrán a cargo verificar que los proyectos cofinanciados estén registrados por las entidades territoriales en sus respectivos Bancos de Proyectos de Inversión, o en el Banco de Proyectos de Inversión del Departamento Nacional de Planeación.

PARÁGRAFO. El Departamento Nacional de Planeación (DNP), efectuará los ajustes metodológicos y de registro de información en el Banco Único de Proyectos de Inversión Nacional, para identificar los proyectos que promueven la equidad de género.

ARTÍCULO 110o. Para garantizar el pago del personal docente y administrativo de las instituciones educativas públicas y las contribuciones inherentes a la nómina y sus prestaciones sociales, durante la presente vigencia fiscal el Gobierno nacional podrá utilizar de manera temporal los recursos del Sistema General de Participaciones con destino al Fonpet hasta por la suma de novecientos setenta mil millones de pesos ($970.000.000.000 M/C) para ser destinados al Sistema General de Participaciones del sector Educación.

ARTÍCULO 111o. A partir de la entrada en vigencia de la presente ley, y con el fin de garantizar el goce efectivo al derecho a la salud, los recursos propiedad de las entidades territoriales que tenga en caja la Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES), podrán ser utilizados por dicha entidad para el cumplimiento de las destinaciones definidas por el artículo 67 de la Ley 1753 de 2015.

La ADRES adelantará los procesos de sustitución de fuente con cargo a los recursos Nación que le sean transferidos durante la vigencia fiscal 2020, garantizando la propiedad y usos de las rentas territoriales afectadas, según lo dispuesto por el presente artículo.

ARTÍCULO 112o. Durante la vigencia de la presente ley, se podrá ampliar la cobertura del plan piloto de subsidios al GLP en cilindros a los Departamentos del Amazonas y Vaupés, para el beneficio de las comunidades indígenas y de los usuarios de los estratos 1 y 2. El Ministerio de Minas y Energía definirá los términos, condiciones y cobertura para la asignación de recursos de conformidad con las disponibilidades presupuestales.

ARTÍCULO 113o. Durante la vigencia de la presente ley la Nación podrá reconocer como deuda pública las obligaciones de pago originadas en sentencias, conciliaciones judiciales debidamente ejecutoriadas y las deudas reconocidas en el proceso liquidatario del Instituto de Seguros Sociales en Liquidación hasta por la suma de DOSCIENTOS TREINTA Y TRES MIL MILLONES DE PESOS ($233.000.000.000). Este reconocimiento operará exclusivamente para el Patrimonio Autónomo de Remanentes del Instituto de Seguros Sociales Liquidado PAR ISS y por una sola vez.

ARTÍCULO 114o. Con los recursos de los Fondos Especiales asignados a la Rama Judicial, se podrán atender los pagos originados en la consecución de empréstitos que financien proyectos específicos de inversión, que coadyuven con la modernización de la Rama Judicial.

ARTÍCULO 115o. Terminación del Programa de Subsidio a cargo del Ministerio de Agricultura y Desarrollo Rural. El Ministerio de Agricultura y Desarrollo Rural culminará los subsidios de vivienda rural otorgados antes de la entrada en vigencia del artículo 255 de la Ley 1955 de 2019 y los otorgados con posterioridad estarán a cargo del Ministerio de Vivienda, Ciudad y Territorio. Para la culminación, el Gobierno Nacional apropiará recursos del Presupuesto General de la Nación, que permitan lograr el cierre financiero de los proyectos administrados por el Banco Agrario de Colombia, que no terminaron su ejecución y que fueron financiados con recursos anteriores a la vigencia 2018, de acuerdo con los términos y condiciones que para el efecto defina el Ministerio de Agricultura y Desarrollo Rural.

ARTÍCULO 116o. Los recursos del Presupuesto General de la Nación destinados a la Unidad Administrativa Especial de Alimentación Escolar serán apropiados en el presupuesto de gastos del Ministerio de Educación Nacional. Una vez la Unidad Administrativa Especial de Alimentación Escolar inicie su operación, el Ministerio de Hacienda y Crédito Público, mediante decreto de modificación presupuestal sin afectar los montos de funcionamiento e inversión, contracreditará las apropiaciones correspondientes disponibles en el Ministerio de Educación Nacional y las acreditará en el presupuesto de gastos de la Unidad Administrativa Especial de Alimentación Escolar.

Mientras inicia la operación de la Unidad Administrativa Especial de Alimentación Escolar, el Ministerio de Educación Nacional continuará cofinanciando el programa alimentación escolar con los recursos apropiados en el presupuesto, y podrá solicitar autorización de vigencias futuras con cargo al presupuesto de la Unidad Administrativa Especial de Alimentación Escolar para el efecto, en los términos del artículo 10 de la ley 819 de 2003.

Las entidades territoriales certificadas en educación incorporarán los recursos del Presupuesto General de la Nación que reciban para cofinanciar el programa de alimentación escolar a su presupuesto.

ARTÍCULO 117o. Los recursos de las fiducias establecidas a partir de la terminación anticipada de un contrato de concesión, liberadas por la Agencia Nacional de Infraestructura y trasladadas al Instituto Nacional de Vías sin situación de fondos, serán invertidos por el Instituto Nacional de Vías en la rehabilitación, conservación y mantenimiento de la vía objeto de la terminación anticipada del contrato de concesión y, cuando esta cumpla con todos los estándares técnicos requeridos, los recursos remanentes resultantes podrán destinarse por ese Instituto a la rehabilitación, conservación y mantenimiento de vías de la red vial nacional no concesionada.

ARTÍCULO 118o. Adicionar el rubro de aportes para las universidades públicas territoriales en la sección del presupuesto del Ministerio de Educación del Presupuesto General de la Nación para la vigencia fiscal del año 2020, con el propósito de asegurar los aportes para el funcionamiento de la Universidad Pública Departamental Unitrópico.

ARTÍCULO 119o. Teniendo en cuenta lo dispuesto en el artículo 39 del Estatuto Orgánico del Presupuesto que establece que los gastos autorizados por leyes preexistentes solo serán incorporados en el Proyecto Anual de Presupuesto de acuerdo con las disponibilidades de recursos y las prioridades del Gobierno, las Elecciones unificadas de los Consejos Municipales, Distritales y Locales de Juventud de que trata la Ley 1885 de 2018.

La Registraduría Nacional del Estado Civil, fijará el día de realización de la elección unificada de los Consejos Municipales, Distritales y Locales de Juventud.

ARTÍCULO 120o. Pago subsidios de gas con Fondo Cuota de Fomento. Con cargo a los recursos disponibles del Fondo Especial Cuota de Fomento de Gas Natural, durante la vigencia de la presente ley se destinará hasta el 50% del stock, para atender los subsidios de gas señalados en el artículo 297 de la Ley 1955 de 2019.

ARTÍCULO 121o. En las empresas de servicio públicos mixtas y sus subordinadas, en las cuales la participación de la Nación directamente o a través de sus entidades descentralizadas sea igual o superior al noventa por ciento y que desarrollen sus actividades bajo condiciones de competencia, la aprobación y modificación de su presupuesto, de las viabilidades presupuestales y de las vigencias futuras, corresponderá a las juntas directivas de las respectivas empresas, sin requerirse concepto previo de ningún órgano o entidad gubernamental.

ARTÍCULO 122o. El Instituto Colombiano de Bienestar Familiar garantizará que en la ejecución de la política de Seguridad Alimentaria, se incluyan las partidas necesarias para llevar a cabo la actualización de la Encuesta Nacional de Situación Nutricional de Colombia (ENSIN) y se destinen recursos para la protección, promoción y prevención de la primera infancia en el componente de alimentación y nutrición durante la vigencia fiscal 2020 de manera equitativa en todas las regiones del país.

ARTÍCULO 123o. Para garantizar un mayor control de la inversión en las regiones, el Departamento Nacional de Planeación -DNP- radicará cada cuatro meses un informe detallado sobre la ejecución presupuestal de la inversión regionalizada, el cual será presentado a las Comisiones Económicas del Congreso de la República.

ARTÍCULO 124o. Para garantizar un mayor control de la ejecución presupuestal y el cumplimiento eficiente y transparente de los programas de inversión en cada vigencia fiscal, la Dirección General del Presupuesto del Ministerio de Hacienda y Crédito Público radicará cada cuatro meses un informe detallado sobre la ejecución presupuestal de las entidades que componen el Presupuesto General de la Nación, el cual será presentado a las Comisiones Económicas del Congreso de la República.

ARTÍCULO 125o. Subsidio de Energía para Distritos de Riego. La Nación asignará un monto de recursos destinados a cubrir el valor correspondiente a un porcentaje del cincuenta por ciento (50%) del costo de la energía eléctrica y gas natural que consuman los distritos de riego y demás esquemas de obtención de agua, tales como pozos profundos, por gravedad o aspersión, que utilicen equipos electromecánicos para su operación debidamente comprobado por las empresas prestadoras del servicio respectivo, de los usuarios de los distritos de riego y de los distritos de riego administrados por el estado o por las Asociaciones de Usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural.

PARÁGRAFO 1o. Para el caso de los usuarios de riego cuya facturación sea individual, este beneficio se otorgará sólo para aquellos que no posean más de cincuenta (50) hectáreas.

PARÁGRAFO 2o. Para efectos de la clasificación de los usuarios del servicio de energía eléctrica y gas natural, según la Ley 142 de 1994, la utilización de estos servicios para el riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además, con el objeto de comercializar la energía eléctrica y el gas natural, los usuarios de los distritos de riego, se clasificarán como usuarios no regulados.

PARÁGRAFO 3o. El subsidio aquí descrito tendrá vigencia a partir del 1 de enero del año 2020.

ARTÍCULO 126o. Con el fin de mantener la consistencia fiscal del Presupuesto General de la Nación para la vigencia fiscal 2020 y atender proyectos prioritarios del Sector Transporte, principalmente el Programa de Modernización del Parque Automotor de Carga y la construcción, mejoramiento y mantenimiento de la red vial nacional y terciaria, el Ministerio de Transporte y sus entidades adscritas, reprogramarán vigencias futuras autorizadas en los diferentes proyectos de inversión para la vigencia fiscal 2020.

El Gobierno nacional hará los ajustes necesarios mediante decreto, sin cambiar, en todo caso, el monto total de gasto de inversión para la vigencia fiscal 2020 del Sector Transporte, aprobado por el Congreso.

ARTÍCULO 127o. Durante la vigencia del 2020 el porcentaje a que hace referencia el numeral 4 del artículo 38-1 de la Ley 397 de 1997 será del veinte por ciento (20%). Una vez cubierto lo anterior, los departamentos y municipios podrán destinar los saldos disponibles a 31 de diciembre de 2019, para financiar los demás conceptos a que hacen referencia los numerales 1,2, 3 y 5 de este artículo.

ARTÍCULO 128o. Modifíquese el artículo 17 de la Ley 1797 de 2016 el cual quedará así: Las Empresas Sociales del Estado elaborarán sus presupuestos anuales con base en el reconocimiento realizado en el año inmediatamente anterior al que se elabora el presupuesto actualizado de acuerdo con la inflación de ese año. Lo anterior, sin perjuicio, de los ajustes que procedan al presupuesto de acuerdo con el recaudo real evidenciado en la vigencia que se ejecuta el presupuesto y reconocimiento del deudor de la cartera, siempre que haya fecha cierta de pago y/o el título que acredite algún derecho sobre recursos del Sistema General de Seguridad Social en Salud. Las instrucciones para lo anterior serán definidas por el Ministerio de Hacienda y Crédito Público, en coordinación con el Ministerio de Salud y Protección Social.

ARTÍCULO 129o. El Ministerio de Minas y Energía destinará veinte mil millones de pesos ($20.000.000.000) para promover y cofinanciar proyectos dirigidos a la prestación del servicio público de gas combustible a través del desarrollo de infraestructura del Gas Licuado de Petróleo - GLP por red a nivel nacional y masificar su uso en el sector rural y en los estratos bajos urbanos, con cargo a los recurso dispuestos en la presente vigencia para el proyecto 2101-1900-5 "Distribución de Recursos al Consumo en Cilindros y Proyectos de Infraestructura de GLP Nacional", el cual tendrá una apropiación total de setenta mil millones de pesos ($70.000.000.000).

El Ministerio de Minas y Energía reglamentará las condiciones para destinación de estos recursos.

ARTÍCULO 130o. En el anexo del Decreto de Liquidación del Presupuesto General de la Nación para la vigencia 2020, dentro de la sección presupuestal 2801 Registraduría Nacional del Estado Civil, el Consejo Nacional Electoral se seguirá identificando como la unidad ejecutora para el presupuesto de funcionamiento e inversión.

ARTÍCULO 131o. Con el objeto de dar cumplimiento a la Ley 1896 de 2018, artículo 3° "... para efectos de la nivelación salarial de la nómina de los funcionarios de la planta que no están vinculados a las Unidades de Trabajo Legislativo en la aplicación de lo dispuesto en el artículo 133 de la Ley 1815 de 2016, durante las vigencias fiscales a partir del 2018 hasta el 2022", autorícese al Gobierno Nacional incorporar dentro del Presupuesto General de la Nación – Congreso de la República, vigencia 2020 una partida para tal efecto.

ARTÍCULO 132o. El Gobierno Nacional en conjunto con las entidades territoriales realizarán los estudios de factibilidad del Tren de Cercanías de Cali, registrado en el Plan Nacional de Desarrollo 2018-2022.

ARTÍCULO 133o. En la presente vigencia fiscal el literal c) del artículo 161 de la Ley de 1955 de 2019, se podrá destinar también para fortalecer los sistemas de información, los procesos de certificados de presencia y afectación de comunidades, los costos de administración del proceso de consulta previa, así como, los requeridos para la administración del patrimonio autónomo. El Fondo de que trata el artículo 161 de la Ley 1955, con el objeto de fortalecer el derecho a la consulta previa, podrá recibir recursos del

Presupuesto General de la Nación, donaciones del sector público o privado, recursos de convenios o contratos suscritos con entidades públicas o privadas y de cooperación internacional. Los rendimientos financieros también hacen parte de los recursos del fondo y podrán ser utilizados para sufragar los gastos de administración del patrimonio autónomo.

ARTÍCULO 134o. El Gobierno Nacional, a través de la Aeronáutica Civil, realizará los estudios de catastro y la afectación por uso del suelo de los predios que se identifiquen como necesarios y/o afectados para la construcción de la segunda pista del Aeropuerto Alfonso Bonilla Aragón. Esto en un periodo no mayor a 8 meses desde la entrada en vigencia de la presente Ley.

ARTÍCULO 135o. La inscripción-registro en espera ante Finagro del crédito para financiar un proyecto elegible al Incentivo a la Capitalización Rural (ICR), de que trata la Ley 101 de 1993, el registro o redescuento de un crédito con tasa subsidiada del programa de qué trata la Ley 1133 de 2007, así como la suscripción del contrato para acceder al Certificado de Incentivo Forestal (CIF), previsto en la Ley 139 de 1994, para todos los efectos presupuestales implicará que el recurso quede obligado, y su pago, en la misma o posterior vigencia, quedará sujeto a que el beneficiario acredite los requisitos previstos en la normatividad expedida por el Ministerio de Agricultura y Desarrollo Rural o la Comisión Nacional de Crédito Agropecuario, según corresponda. En caso que el beneficiario no acredite los requisitos para el pago, se reversará la obligación. Lo aquí dispuesto aplicará a la inscripción-registros en espera, registros o redescuentos y contratos suscritos, de los mencionados instrumentos, existentes a la fecha.

ARTÍCULO 136o. Para los proyectos que se autorice ejecutar a través del mecanismo de obras por impuestos localizados en municipios de los que trata el Decreto Ley 893 de 2017 y cuya priorización se realizará en los programas de desarrollo con enfoque territorial, se asignará un cupo CONFIS hasta por un billón de pesos ($1.000.000.000.000.00) con cargo a los recursos dispuestos en el presupuesto para la implementación del Acuerdo de Paz.

ARTÍCULO 137o. El Ministerio de Hacienda y Crédito Público, con cargo a los rendimientos financieros generados por el Fondo de Pensiones de las Entidades Territoriales –FONPET-, desarrollará un depósito de información de las cotizaciones a pensiones de los funcionarios activos, inactivos y pensionados de las entidades territoriales, tanto de régimen general como de regímenes especiales.

ARTÍCULO 138o. Para el cumplimiento de lo relacionado con la ejecución de las obligaciones derivadas de la sentencia del Consejo de Estado del 28 de marzo de 2014 - Acción Popular para el saneamiento del Río Bogotá Expediente AP-25000-23-27-000-2001-90479-01 con relación al Fondo Nacional de Regalías Liquidado, se podrá dar aplicación a lo dispuesto en el artículo 53 de la Ley 1955 de 2019.

ARTÍCULO 139o. El Gobierno nacional mediante Decreto podrá definir medidas de transición para la aplicación de los resultados del Censo 2018, con el propósito de mitigar efectos negativos derivados de las variaciones de los datos censales en la distribución de los recursos del Sistema General de Participaciones.

ARTÍCULO 140o. Los puertos privados que paguen una contraprestación a la Nación, previo cumplimiento de las normas que regulan la materia, podrán solicitar autorización a la Agencia Nacional de Infraestructura (ANI), para prestar servicios a terceros que no estén vinculados económica o jurídicamente con la sociedad portuaria, cuando la solicitud esté relacionada con las metas del Plan Nacional de Desarrollo y previo concepto favorable del CONPES.

PARÁGRAFO. El Ministerio de Transporte mediante resolución, reglamentará el trámite para la obtención de la autorización de que trata el presente artículo, así como la contraprestación correspondiente que hará parte del presupuesto de recursos propios de la ANI.

ARTÍCULO 141o. Para desarrollar obras por impuestos, el contribuyente también podrá optar por constituir una fiducia en los términos establecidos por el artículo 238 de la Ley 1819 de 2016.

ARTÍCULO 142o. Adiciónese un parágrafo nuevo, al artículo 1° de la Ley 856 de 2003, el cual quedará así:

PARÁGRAFO 5°. Durante la vigencia fiscal 2020 el Gobierno nacional adelantará los estudios técnicos necesarios que definan los mecanismos de ingeniería y financieros que permitan lograr los objetivos de profundización y mantenimiento propuestos para garantizar la competitividad del puerto de Buenaventura y de todos los puertos marítimos en Colombia. En desarrollo de estos estudios, el Gobierno nacional presentará alternativas que permitan la utilización de las contraprestaciones que reciba la Nación por cuenta de las concesiones o licencias portuarias de Buenaventura o de los demás Distritos Portuarios con sus contraprestaciones, por concepto del uso y goce temporal y exclusivo de las zonas de uso público y uso de la infraestructura.

ARTÍCULO 143o. El Fondo de Ahorro y Estabilización Petrolera - FAEP administrado por el Banco de la República, continuará vigente hasta liquidar completamente sus derechos y obligaciones, conforme lo dispuesto en el artículo 150 de la Ley 1530 de 2012. En caso de requerir recursos para solventar sus obligaciones por agotamiento de los mismos, se podrá recurrir a las utilidades generadas por dicho fondo.

PARÁGRAFO. Autorícese al Banco de la República como administrador del FAEP, para constituir una reserva de liquidez equivalente al diez por ciento (10%) de las utilidades generadas por dicho Fondo en 2019 para atender el proceso liquidatorio requerido.

ARTÍCULO 144o. Autorícese al Ministerio de Salud y de la Protección Social, para transferir a título gratuito al Fondo de Pasivo Social de Ferrocarriles Nacionales de Colombia o quien haga sus veces, el dominio y titularidad del edificio CUDECOM, ubicado en la calle 19 No. 14-21 de Bogotá D.C., identificado con los linderos que reposan en la escritura pública No. 1457 del veinticinco (25) de mayo de 1977 de la Notaría Segunda de Bogotá de propiedad del extinto Instituto de Seguros Sociales.

ARTÍCULO 145o. El plazo a que hace referencia el parágrafo transitorio del artículo 100 de la Ley 1438 de 2011, se prorrogará hasta el 31 de diciembre de 2020.

ARTÍCULO 146o. Las entidades territoriales que no hayan ejecutado a 31 de diciembre de 2019 los recursos provenientes de la contribución parafiscal de los espectáculos públicos de las artes escénicas de que trata el artículo 7° de la Ley 1493 de 2011, girados por el Ministerio de Cultura a los municipios y distritos en la vigencia fiscal 2017 deberán reintegrarlos a la Dirección General de Crédito Público y Tesoro Nacional del Ministerio de Hacienda y Crédito Público junto con los rendimientos financieros generados por los recursos no ejecutados, a más tardar el día 30 de junio de 2020.

Así mismo, se deberán reintegrar los recursos girados a las entidades territoriales en las vigencias fiscales 2012, 2013, 2014, 2015 y 2016 y que no fueron ejecutados en los tiempos establecidos en la Ley y sus decretos reglamentarios. Estos recursos deberán ser reintegrados junto con los rendimientos financieros ocasionados en la cuenta destinada para la recepción de los recursos de la contribución parafiscal cultural a más tardar el día 30 de junio de 2020.

PARÁGRAFO. El Ministerio de Hacienda y Crédito Público retornará a través del Ministerio de Cultura los recursos provenientes del reintegro señalado en la Ley 1493 de 2011, para que este los distribuya entre las entidades territoriales para el mismo fin.

ARTÍCULO 147o. Componente de inversión de la Nación en ZNI. El componente de inversión que, en los términos del artículo 46 de la Resolución CREG 091 de 2007, la Nación decidió incluir dentro del costo de la prestación del servicio público de energía en Zonas No Interconectadas, respecto de activos de generación de propiedad del Ministerio de Minas y Energía, continuará computándose como una deuda de las empresas distribuidoras y/o comercializadoras que deberán pagar a los usuarios.

Las empresas distribuidoras y/o comercializadoras, pagarán la mencionada deuda, a través de menores tarifas incorporadas en el servicio público de energía que preste a sus usuarios, en un término no mayor a 10 años. El Ministerio de Minas y Energía podrá prescindir de la inclusión del componente de inversión de sus activos de generación en las Zonas No Interconectadas, en los casos en los que haya autorizado tal inclusión.

ARTÍCULO 148o. Las Asambleas Departamentales y el Concejo del Distrito Capital de Bogotá, así como los Concejos de los Distritos Especiales podrán conceder un incentivo tributario sobre los impuestos nacionales cuyo producto se encuentra cedido a los Departamentos, al Distrito Capital y a los otros distritos consistente en un descuento sobre la tarifa del impuesto, siempre y cuando los bienes gravados sean consumidos en la jurisdicción respectiva y la materia prima agrícola necesaria para su fabricación sea adquirida a pequeños y medianos productores de la misma, sin ninguna vinculación económica con el productor y que hagan parte del programa de agricultura por Contrato. El Gobierno Nacional definirá el mecanismo para certificar la vinculación a este programa.

ARTÍCULO 149o. Confórmese una subcomisión del Senado de la República y la Cámara de Representantes, para revisar conjuntamente con el Ministerio de Hacienda y Crédito Público y el Servicio Nacional de Aprendizaje (SENA), los excedentes acumulados, recortes y aplazamientos no apropiados al presupuesto de la entidad.

La subcomisión presentará un informe a las comisiones económicas del Congreso para que sean incorporados esos recursos en las próximas vigencias del SENA.

ARTÍCULO 150o. Con el fin de que la Registraduría Nacional del Estado Civil adelante un proceso de modernización que conduzca a la implementación del voto electrónico en la organización electoral del país, la actualización e implementación del registro civil en línea y el sistema biométrico en las mesas de votación, autorícese al Ministerio de Hacienda y Crédito Público a efectuar distribuciones dentro del proceso de ejecución presupuestal y, de ser necesario, a tramitar las vigencias futuras a que haya lugar, para adelantar estos programas en la vigencia fiscal 2020.

ARTÍCULO 151o. Atendiendo a la especial condición insular del Departamento Archipiélago de San Andrés, Providencia y Santa Catalina, y a los objetivos de preservación de la reserva de la biosfera Sea Flower, en el actual presupuesto se se distribuirán recursos para el Ministerio de Vivienda, Ciudad y Territorio con el objeto de atender los costos que no sean recuperables vía tarifa o subsidios, de la puesta en marcha, operación y mantenimiento del sistema de extracción, adecuación y tratamiento de residuos sólidos para el departamento.

Los prestadores del sistema deberán reportar al Ministerio de Vivienda, Ciudad y Territorio los costos de dichas actividades que no puedan ser recuperados, con el fin de que les sean girados mensualmente para garantizar la continua operación del sistema. Con el fin de efectuar dicho giro, el citado Ministerio deberá solicitar la información que considere necesaria a las autoridades competentes, con el fin de asegurar que los costos asumidos correspondan a aquellos que no puedan ser cubiertos vía tarifa o subsidios.

ARTÍCULO 152o. Autorícese al Ministerio de Hacienda y Crédito Público a efectuar las distribuciones dentro del proceso de ejecución presupuestal para asignarle recursos adicionales para funcionamiento e inversión de la Agencia Nacional de Contratación Pública Colombia Compra Eficiente dentro de la vigencia fiscal de la presente ley.

ARTÍCULO 153o. Conforme al presupuesto asignado a las Instituciones de Educación Superior para el año fiscal 2020, el Ministerio de Educación Superior deberá presentar un informe semestral sobre la ejecución de estos recursos a las Comisiones Económicas Conjuntas del Congreso de la República.

ARTÍCULO 154o. Apropiense los Recursos necesarios $5.4 m.m para dar cumplimiento al artículo 3º de la Ley 1896 de 2018 para atender el proceso de nivelación que viene en marcha de los empleados de la planta del H. Congreso de la República. Los cuales se adicionarán en gastos de funcionamiento de las Respectivas corporaciones. Los cuales serán repartidas en partes iguales tanto en la Cámara de R. como en el H. Senado de la República.

ARTÍCULO 155o. La presente Ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1º de enero de 2020.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA



LIDIO ARTURO GARCIA TURBAY

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA



GREGORIO ELJACH PACHECO

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES



CARLOS ALBERTO CUENCA CHAUX

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES



JORGE HUMBERTO MANTILLA SERRANO

40



40

LEY No. 2008

POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y
RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA
VIGENCIA FISCAL DEL 1º. DE ENERO AL 31 DE DICIEMBRE DE 2020

REPÚBLICA DE COLOMBIA – GOBIERNO NACIONAL

PUBLÍQUESE Y CÚMPLASE

27 DIC 2019

Dada en Bogotá, D.C. a los



EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA







REPÚBLICA DE COLOMBIA

Libertad y Orden

PRESIDENCIA DE LA REPÚBLICA
SECRETARÍA JURÍDICA
Revisó
Aprobó

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO LEGISLATIVO 519 DE 2020

(5 ABR 2020

Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En ejercicio de las atribuciones que le confiere el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994, y en desarrollo de lo previsto en el Decreto 417 del 17 de marzo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que la Organización Mundial de la Salud declaró el 11 de marzo de 2020 que el brote del nuevo coronavirus COVID-19 es una pandemia, esencialmente por la velocidad en su propagación, por lo que instó a los Estados a tomar acciones urgentes y decididas para la identificación, confirmación, aislamiento, monitoreo de los posibles casos y el tratamiento de los casos confirmados, así como la divulgación de las medidas preventivas, todo lo cual debe redundar en la mitigación del contagio.

Que el Ministerio de Salud y Protección Social expidió la Resolución 385 del 12 de marzo de 2020, «Por la cual se declara la emergencia sanitaria por causa del coronavirus COVID-19 y se adoptan medidas para hacer frente al virus», en la que se establecieron disposiciones destinadas a la prevención y contención del riesgo epidemiológico asociado al nuevo coronavirus COVID-19.

Que mediante el Decreto 417 del 17 de marzo de 2020, con fundamento en el artículo 215 de la Constitución Política, el presidente de la Republica declaró el Estado de Emergencia

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

Económica, Social y Ecológica en todo el territorio nacional, por el término de treinta (30) días calendario, contados a partir de la vigencia de dicho Decreto.

Que en función de dicha declaratoria, y con sustento en las facultades señaladas por el artículo 215 de la Constitución Política, le corresponde al presidente de la República, con la firma de todos los ministros, adoptar las medidas necesarias para conjurar la crisis e impedir la extensión de sus efectos, y contribuir a enfrentar las consecuencias adversas generadas por la pandemia del nuevo coronavirus COVID-19, con graves afectaciones al orden económico y social.

Que el Ministerio de Salud y Protección Social reportó el 9 de marzo de 2020 0 muertes y 3 casos confirmados en Colombia.

Que pese a las medidas adoptadas, el Ministerio de Salud y Protección Social reportó el 5 de abril de 2020 35 muertes y 1.485 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (725), Cundinamarca (52), Antioquia (172), Valle del Cauca (196), Bolívar (45), Atlántico (51), Magdalena (12), Cesar (16), Norte de Santander (25), Santander (12), Cauca (12), Caldas (16), Risaralda (37), Quindío (23), Huila (34), Tolima (15), Meta (14), Casanare (2), San Andrés y Providencia (2), Nariño (6), Boyacá (13), Córdoba (3), Sucre (1) y La Guajira (1).

Que según la Organización Mundial de la Salud – OMS, en reporte de fecha 5 de abril de 2020 a las 13:32 GMT-5, - Hora del Meridiano de Greenwich-, se encuentran confirmados 1,136,851 casos, 62,955 fallecidos y 209 países, áreas o territorios con casos del nuevo coronavirus COVID-19

Que los efectos que se derivan de las circunstancias que motivaron la declaratoria del Estado de Emergencia Económica, Social y Ecológica afectan el derecho al mínimo vital de los hogares más vulnerables, por lo que se requieren adoptar medidas excepcionales con el fin de brindar apoyos económicos a la población más desprotegida.

Que la Organización Internacional del Trabajo, en el comunicado de fecha de 18 de marzo de 2020 sobre el «El COVID-19 y el mundo del trabajo: Repercusiones y respuestas», afirma que «[...] El Covid-19 tendrá una amplia repercusión en el mercado laboral. Más allá de la inquietud que provoca a corto plazo para la salud de los trabajadores y de sus familias, el virus y la consiguiente crisis económica repercutirán adversamente en el mundo del trabajo en tres aspectos fundamentales, a saber: 1) la cantidad de empleo (tanto en materia de desempleo como de subempleo); 2) la calidad del trabajo (con respecto a los salarios y el acceso a protección social); y 3) los efectos en los grupos específicos más vulnerables frente a las consecuencias adversas en el mercado laboral [...].»

Que la Organización Internacional del Trabajo, en el referido comunicado, estima «[...] un aumento sustancial del desempleo y del subempleo como consecuencia del brote del virus. A tenor de varios casos hipotéticos sobre los efectos del Covid-19 en el aumento del PIB a escala mundial [...], en varias estimaciones preliminares de la OIT se señala un aumento del desempleo mundial que oscila entre 5,3 millones (caso "más favorable") y 24,7 millones de personas (caso "más desfavorable"), con respecto a un valor de referencia de 188 millones de desempleados en 2019. Con arreglo al caso hipotético de incidencia "media", podría registrarse un aumento de 13 millones de desempleados (7,4 millones en los países de ingresos elevados). Si bien esas estimaciones poseen un alto grado de incertidumbre, en todos los casos se pone de relieve un aumento sustancial del desempleo a escala mundial. A título comparativo, la crisis financiera mundial que se produjo en 2008-9 hizo aumentar el desempleo en 22 millones de personas.»

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

Que la Organización Internacional del Trabajo –OIT, en el citado comunicado, insta a los Estados a adoptar medidas urgentes para (i) proteger a los trabajadores y empleadores y sus familias de los riesgos para la salud generadas por el coronavirus COVID-19; (ii) proteger a los trabajadores en el lugar de trabajo; (iii) estimular la economía y el empleo, y (iv) sostener los puestos de trabajo y los ingresos, con el propósito de respetar los derechos laborales, mitigar los impactos negativos y lograr una recuperación rápida y sostenida.

Que de conformidad con la declaración conjunta del 27 de marzo de 2020 del presidente del Comité Monetario y Financiero Internacional y la directora gerente del Fondo Monetario Internacional, «Estamos en una situación sin precedentes en la que una pandemia mundial se ha convertido en una crisis económica y financiera. Dada la interrupción repentina de la actividad económica, el producto mundial se contraerá en 2020. Los países miembros ya han tomado medidas extraordinarias para salvar vidas y salvaguardar la actividad económica. Pero es necesario hacer más. Se debe dar prioridad al apoyo fiscal focalizado para los hogares y las empresas vulnerables a fin de acelerar y afianzar la recuperación en 2021.»

Que la honorable Corte Constitucional, en Sentencia C-434 del 12 de julio de 2017, en la cual efectuó la revisión constitucional del Decreto Legislativo 733 de 2017 "Por el cual se dictan disposiciones en materia presupuestal para hacer frente a la Emergencia Económica, Social y Ecológica en el municipio de Mocoa, departamento de Putumayo, a través de la modificación del Presupuesto General de la Nación para la vigencia fiscal de 2017 y se efectúa la correspondiente liquidación", precisó que: «La Constitución establece, como regla general, que no se podrá hacer erogación o gasto alguno con cargo al tesoro público, ni trasferir créditos que no se hallen incluidos en el presupuesto de gastos decretados por el Congreso, por las asambleas departamentales, o por los concejos distritales o municipales (art. 345 C.P.) Así mismo, de manera específica, los artículos 346 y 347 de la Carta Política prevén que el presupuesto de rentas y ley de apropiaciones deberá ser aprobado por el Congreso de la República. [...] sin embargo, el Constituyente también hizo la salvedad de que las citadas reglas en materia presupuestal tienen aplicación en tiempos de paz o normalidad institucional, de modo que, en estados de excepción, se deja abierta la posibilidad de que otro centro de producción normativa y, en específico, el Ejecutivo, quien en tales situaciones se convierte en legislador transitorio, intervenga el presupuesto general de la Nación, cambie la destinación de algunas rentas, reasigne partidas y realice operaciones presupuestales, con el propósito de destinar recursos para la superación del estado de excepción.»

Que de conformidad con el Decreto 417 del 17 de marzo de 2020, es necesario adicionar el Presupuesto General de la Nación de la vigencia fiscal de 2020 con el fin de incluir los recursos necesarios para la implementación de medidas efectivas dirigidas a conjurar la emergencia y mitigar sus efectos, en especial, fortalecer el sistema de salud para que garantice las condiciones necesarias de atención y prevención del Coronavirus COVID -19, así como a contrarrestar la afectación de la estabilidad económica y social que ha conllevado la emergencia.

Que el artículo 83 del Estatuto Orgánico de Presupuesto dispone que: «Los créditos adicionales y traslados al Presupuesto General de la Nación destinados a atender gastos ocasionados por los estados de excepción, serán efectuados por el Gobierno en los términos que este señale. La fuente de gasto público será el decreto que declare el estado de excepción respectivo.»

Que para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la pandemia COVID -19, se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 – Estatuto Orgánico de Presupuesto, la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que de conformidad con el artículo 30 del Estatuto Orgánico del Presupuesto, y el artículo 3 de la Ley 2008 de 2019, constituyen fondos especiales en el orden nacional, los ingresos definidos en la ley para la prestación de un servicio público específico, así como los pertenecientes a fondos sin personería jurídica creados por el legislador. Los fondos sin personería jurídica estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la respectiva ley anual de presupuesto y las demás normas que reglamenten los órganos a los cuales pertenecen.

Que en virtud de las medidas adoptadas en la declaratoria del Estado de Emergencia Económica, Social y Ecológica a que hace referencia el Decreto 417 del 17 de marzo de 2020, se creó el Fondo de Mitigación de Emergencias –FOME, mediante la expedición del Decreto 444 del 21 de marzo de 2020, como un fondo cuenta sin personería jurídica del Ministerio de Hacienda y Crédito Público, cuyo objeto es atender las necesidades de recursos para la atención en salud, los efectos adversos generados a la actividad productiva y la necesidad de que la economía continúe brindando condiciones que mantengan el empleo y el crecimiento.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que para adoptar las medidas para hacer frente a la emergencia y contrarrestar la extensión de sus efectos sociales y económicos se requiere contar con autorizaciones amplias y suficientes en relación con el cupo de endeudamiento de la Nación, de forma que se permita acceder a distintas fuentes de financiamiento y garantizar la disponibilidad de recursos para financiar las apropiaciones presupuestales.

Que en mérito de lo expuesto,

DECRETA

TÍTULO I
ADICIÓN AL PRESUPUESTO GENERAL DE LA NACIÓN

ARTÍCULO 1. ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de QUINCE BILLONES CIEN MIL MILLONES DE PESOS MONEDA LEGAL ($15.100.000.000.000), según el siguiente detalle:

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	15.100.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	15.100.000.000.000
TOTAL ADICIÓN	15.100.000.000.000

ARTÍCULO 2. ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de QUINCE BILLONES CIEN MIL MILLONES DE PESOS MONEDA LEGAL ($15.100.000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			15.100.000.000.000		15.100.000.000.000
TOTAL ADICIÓN SECCIÓN			15.100.000.000.000		15.100.000.000.000
TOTAL ADICIÓN			15.100.000.000.000		15.100.000.000.000

ARTÍCULO 3. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de QUINCE BILLONES CIEN MIL MILLONES DE PESOS MONEDA LEGAL ($15.100.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	15.100.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	15.100.000.000.000
TOTAL ADICIÓN	15.100.000.000.000

DECRETO LEGISLATIVO 519 DE   Página 6 de 10
Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la
vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de
Emergencia Económica, Social y Ecológica»

ARTÍCULO 4. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de QUINCE BILLONES CIEN MIL MILLONES DE PESOS MONEDA LEGAL ($15.100.000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			15.100.000.000.000		15.100.000.000.000
TOTAL ADICIÓN SECCIÓN			15.100.000.000.000		15.100.000.000.000
TOTAL ADICIÓN			15.100.000.000.000		15.100.000.000.000

ARTÍCULO 5. ANEXO. El presente decreto se acompaña de un anexo que contiene el detalle del gasto.

TÍTULO II
OTRAS DISPOSICIONES

ARTÍCULO 6. FINANCIAMIENTO DE APROPIACIONES PRESUPUESTALES. Por el tiempo que duren los efectos que dieron lugar a la declaratoria del Estado de Emergencia Económica, Social y Ecológica declarado mediante el Decreto 417 de 2020, y en aras de garantizar la correcta ejecución del Presupuesto General de la Nación, se autoriza al Gobierno nacional a efectuar las operaciones de crédito público interno o externo que se requieran para financiar las apropiaciones del Presupuesto General de la Nación para la vigencia fiscal de 2020, sin afectar las autorizaciones conferidas por el artículo primero de la Ley 1771 de 2015 y las normas que regulan la materia. La celebración de estas operaciones sólo requerirá autorización impartida por el Ministro de Hacienda y Crédito Público mediante Resolución, sin perjuicio si las mismas se encuentran en trámite de autorización.

El Ministerio de Hacienda y Crédito Público reglamentará estas operaciones mediante acto administrativo.

ARTÍCULO 7. VIGENCIA. El presente decreto rige a partir de la fecha de su publicación.

PUBLÍQUESE Y CÚMPLASE
Dado en Bogotá D.C., a los

5 ABR 2020



LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

5 ABR 2020

LA MINISTRA DE RELACIONES EXTERIORES



CLAUDIA BLUM DE BARBERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

EL MINISTRO DE DEFENSA NACIONAL,



CARLOS HOLMES TRUJILLO GARCÍA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

DECRETO LEGISLATIVO 519 DE   Página 8 de 10

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

5 ABR 2020

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,



FERNANDO RUIZ GÓMEZ

EL MINISTRO DEL TRABAJO,



ANGEL CUSTODIO CABRERA BÁEZ

LA MINISTRA DE MINAS Y ENERGÍA,



MARIA FERNANDA SUÁREZ LONDOÑO

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,



JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,



MARIA VICTORIA ANGULO GONZÁLEZ

DECRETO LEGISLATIVO 519 DE   Página 9 de 10

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

5 ABR 2020

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,



RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO,



JONATHAN MALAGÓN GONZÁLEZ

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN
Y LAS COMUNICACIONES,

SYLVIA CRISTINA CONSTAIN RENGIFO

LA MINISTRA DE TRANSPORTE,



ANGELA MARÍA OROZCO GÓMEZ

LA MINISTRA DE CULTURA,



CARMEN INÉS VASQUEZ CAMACHO

DECRETO LEGISLATIVO 519 DE Página 10 de 10

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

5 ABR 2020

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,

Mabel Gisela Torres Torres

MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,



ERNESTO LUCENA BARRERO

Anexo del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

DETALLE DE LA COMPOSICION DE LA ADICIÓN AL PRESUPUESTO DE RENTAS DE 2020

Pesos

CONCEPTOS	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	15,100,000,000,000
6.0 FONDOS ESPECIALES DE LA NACIÓN	15,100,000,000,000
NUMERAL 0081 FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	15,100,000,000,000
TOTAL ADICIÓN	15,100,000,000,000

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301			
					MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL ADICIÓN SECCIÓN	15,100,000,000,000		15,100,000,000,000
					A. FUNCIONAMIENTO	15,100,000,000,000		15,100,000,000,000
					UNIDAD: 130101			
					GESTION GENERAL	15,100,000,000,000		15,100,000,000,000
03					TRANSFERENCIAS CORRIENTES	15,100,000,000,000		15,100,000,000,000
03	03				A ENTIDADES DEL GOBIERNO	15,100,000,000,000		15,100,000,000,000
03	03	01			A ÓRGANOS DEL PGN	15,100,000,000,000		15,100,000,000,000
03	03	01	082		FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	15,100,000,000,000		15,100,000,000,000
				54	FONDO ESPECIAL FOME	15,100,000,000,000		15,100,000,000,000
TOTAL ADICIÓN						15,100,000,000,000		15,100,000,000,000





REPÚBLICA DE COLOMBIA

PRESIDENCIA DE LA REPÚBLICA
SECRETARÍA JURÍDICA

Revisó ____
Aprobó ____

Libertad y Orden

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO LEGISLATIVO 522 DE 2020

(6 ABR 2020)

Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En ejercicio de las atribuciones que le confiere el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994, y en desarrollo de lo previsto en el Decreto 417 del 17 de marzo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que la Organización Mundial de la Salud declaró el 11 de marzo de 2020 que el brote del nuevo coronavirus COVID-19 es una pandemia, esencialmente por la velocidad en su propagación, por lo que instó a los Estados a tomar acciones urgentes y decididas para la identificación, confirmación, aislamiento, monitoreo de los posibles casos y el tratamiento de los casos confirmados, así como la divulgación de las medidas preventivas, todo lo cual debe redundar en la mitigación del contagio.

Que el Ministerio de Salud y Protección Social expidió la Resolución 385 del 12 de marzo de 2020, «Por la cual se declara la emergencia sanitaria por causa del coronavirus COVID-19 y se adoptan medidas para hacer frente al virus», en la que se establecieron disposiciones destinadas a la prevención y contención del riesgo epidemiológico asociado al nuevo coronavirus COVID-19.

Que mediante el Decreto 417 del 17 de marzo de 2020, con fundamento en el artículo 215 de la Constitución Política, el presidente de la Republica declaró el Estado de Emergencia

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

Económica, Social y Ecológica en todo el territorio nacional, por el término de treinta (30) días calendario, contados a partir de la vigencia de dicho Decreto.

Que en función de dicha declaratoria, y con sustento en las facultades señaladas por el artículo 215 de la Constitución Política, le corresponde al presidente de la República, con la firma de todos los ministros, adoptar las medidas necesarias para conjurar la crisis e impedir la extensión de sus efectos, y contribuir a enfrentar las consecuencias adversas generadas por la pandemia del nuevo coronavirus COVID-19, con graves afectaciones al orden económico y social.

Que el Ministerio de Salud y Protección Social reportó el 9 de marzo de 2020 0 muertes y 3 casos confirmados en Colombia.

Que pese a las medidas adoptadas, el Ministerio de Salud y Protección Social reportó el 5 de abril de 2020 35 muertes y 1.485 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (725), Cundinamarca (52), Antioquia (172), Valle del Cauca (196), Bolívar (45), Atlántico (51), Magdalena (12), Cesar (16), Norte de Santander (25), Santander (12), Cauca (12), Caldas (16), Risaralda (37), Quindío (23), Huila (34), Tolima (15), Meta (14), Casanare (2), San Andrés y Providencia (2), Nariño (6), Boyacá (13), Córdoba (3), Sucre (1) y La Guajira (1).

Que según la Organización Mundial de la Salud – OMS, en reporte de fecha 6 de abril de 2020 a las 03:45 GMT-5, - Hora del Meridiano de Greenwich-, se encuentran confirmados 1,174,855 casos, 64,471 fallecidos y 209 países, áreas o territorios con casos del nuevo coronavirus COVID-19.

Que los efectos que se derivan de las circunstancias que motivaron la declaratoria del Estado de Emergencia Económica, Social y Ecológica afectan el derecho al mínimo vital de los hogares más vulnerables, por lo que se requieren adoptar medidas excepcionales con el fin de brindar apoyos económicos a la población más desprotegida.

Que la Organización Internacional del Trabajo, en el comunicado de fecha de 18 de marzo de 2020 sobre el «El COVID-19 y el mundo del trabajo: Repercusiones y respuestas», afirma que «[...] El Covid-19 tendrá una amplia repercusión en el mercado laboral. Más allá de la inquietud que provoca a corto plazo para la salud de los trabajadores y de sus familias, el virus y la consiguiente crisis económica repercutirán adversamente en el mundo del trabajo en tres aspectos fundamentales, a saber: 1) la cantidad de empleo (tanto en materia de desempleo como de subempleo); 2) la calidad del trabajo (con respecto a los salarios y el acceso a protección social); y 3) los efectos en los grupos específicos más vulnerables frente a las consecuencias adversas en el mercado laboral [...].»

Que la Organización Internacional del Trabajo, en el referido comunicado, estima «[...] un aumento sustancial del desempleo y del subempleo como consecuencia del brote del virus. A tenor de varios casos hipotéticos sobre los efectos del Covid-19 en el aumento del PIB a escala mundial [...], en varias estimaciones preliminares de la OIT se señala un aumento del desempleo mundial que oscila entre 5,3 millones (caso "más favorable") y 24,7 millones de personas (caso "más desfavorable"), con respecto a un valor de referencia de 188 millones de desempleados en 2019. Con arreglo al caso hipotético de incidencia "media", podría registrarse un aumento de 13 millones de desempleados (7,4 millones en los países de ingresos elevados). Si bien esas estimaciones poseen un alto grado de incertidumbre, en todos los casos se pone de relieve un aumento sustancial del desempleo a escala mundial. A título comparativo, la crisis financiera mundial que se produjo en 2008-9 hizo aumentar el desempleo en 22 millones de personas.»

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

Que la Organización Internacional del Trabajo –OIT, en el citado comunicado, insta a los Estados a adoptar medidas urgentes para (i) proteger a los trabajadores y empleadores y sus familias de los riesgos para la salud generadas por el coronavirus COVID-19; (ii) proteger a los trabajadores en el lugar de trabajo; (iii) estimular la economía y el empleo, y (iv) sostener los puestos de trabajo y los ingresos, con el propósito de respetar los derechos laborales, mitigar los impactos negativos y lograr una recuperación rápida y sostenida.

Que de conformidad con la declaración conjunta del 27 de marzo de 2020 del presidente del Comité Monetario y Financiero Internacional y la directora gerente del Fondo Monetario Internacional, «Estamos en una situación sin precedentes en la que una pandemia mundial se ha convertido en una crisis económica y financiera. Dada la interrupción repentina de la actividad económica, el producto mundial se contraerá en 2020. Los países miembros ya han tomado medidas extraordinarias para salvar vidas y salvaguardar la actividad económica. Pero es necesario hacer más. Se debe dar prioridad al apoyo fiscal focalizado para los hogares y las empresas vulnerables a fin de acelerar y afianzar la recuperación en 2021.»

Que la Corte Constitucional, en Sentencia C-434 del 12 de julio de 2017, en la cual efectuó la revisión constitucional del Decreto Legislativo 733 de 2017, «Por el cual se dictan disposiciones en materia presupuestal para hacer frente a la emergencia económica, social y ecológica en el municipio de Mocoa, departamento de Putumayo, a través de la modificación del Presupuesto General de la Nación para la vigencia fiscal de 2017 y se efectúa la correspondiente liquidación», precisó que: «La Constitución establece, como regla general, que no se podrá hacer erogación o gasto alguno con cargo al tesoro público, ni trasferir créditos que no se hallen incluidos en el presupuesto de gastos decretados por el Congreso, por las asambleas departamentales, o por los concejos distritales o municipales (art. 345 C.P.) Así mismo, de manera específica, los artículos 346 y 347 de la Carta Política prevén que el presupuesto de rentas y ley de apropiaciones deberá ser aprobado por el Congreso de la República. [...] sin embargo, el Constituyente también hizo la salvedad de que las citadas reglas en materia presupuestal tienen aplicación en tiempos de paz o normalidad institucional, de modo que, en estados de excepción, se deja abierta la posibilidad de que otro centro de producción normativa y, en específico, el Ejecutivo, quien en tales situaciones se convierte en legislador transitorio, intervenga el presupuesto general de la Nación, cambie la destinación de algunas rentas, reasigne partidas y realice operaciones presupuestales, con el propósito de destinar recursos para la superación del estado de excepción.»

Que de conformidad con el Decreto 417 del 17 de marzo de 2020, es necesario adicionar el Presupuesto General de la Nación de la vigencia fiscal de 2020 con el fin de incluir los recursos necesarios para la implementación de medidas efectivas dirigidas a conjurar la emergencia y mitigar sus efectos, en especial, fortalecer el sistema de salud para que garantice las condiciones necesarias de atención y prevención del Coronavirus COVID -19, así como a contrarrestar la afectación de la estabilidad económica y social que ha conllevado la emergencia.

Que el artículo 83 del Estatuto Orgánico de Presupuesto dispone que: «Los créditos adicionales y traslados al Presupuesto General de la Nación destinados a atender gastos ocasionados por los estados de excepción, serán efectuados por el Gobierno en los términos que este señale. La fuente de gasto público será el decreto que declare el estado de excepción respectivo.»'

Que para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la pandemia COVID -19, se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 – Estatuto Orgánico de Presupuesto, la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que de conformidad con el artículo 30 del Estatuto Orgánico del Presupuesto, y el artículo 3 de la Ley 2008 de 2019, constituyen fondos especiales en el orden nacional, los ingresos definidos en la ley para la prestación de un servicio público específico, así como los pertenecientes a fondos sin personería jurídica creados por el legislador. Los fondos sin personería jurídica estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la respectiva ley anual de presupuesto y las demás normas que reglamenten los órganos a los cuales pertenecen.

Que en virtud de las medidas adoptadas en la declaratoria del Estado de Emergencia Económica, Social y Ecológica a que hace referencia el Decreto 417 del 17 de marzo de 2020, se creó el Fondo de Mitigación de Emergencias –FOME, mediante la expedición del Decreto 444 del 21 de marzo de 2020, como un fondo cuenta sin personería jurídica del Ministerio de Hacienda y Crédito Público, cuyo objeto es atender las necesidades de recursos para la atención en salud, los efectos adversos generados a la actividad productiva y la necesidad de que la economía continúe brindando condiciones que mantengan el empleo y el crecimiento.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que para adoptar las medidas para hacer frente a la emergencia y contrarrestar la extensión de sus efectos sociales y económicos se requiere contar con autorizaciones amplias y suficientes en relación con el cupo de endeudamiento de la Nación, de forma que se permita acceder a distintas fuentes de financiamiento y garantizar la disponibilidad de recursos para financiar las apropiaciones presupuestales.

Que en mérito de lo expuesto,


DECRETA:

DECRETA


ARTÍCULO 1. ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de TRES BILLONES DOSCIENTOS CINCUENTA MIL MILLONES DE PESOS MONEDA LEGAL ($3,250,000,000,000), según el siguiente detalle:


RENTAS DEL PRESUPUESTO GENERAL DE LA NACION


ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	3.250.000.000.000
2. RECURSOS DE CAPITAL DE LA NACIÓN	3.250.000.000.000

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
TOTAL ADICIÓN	3.250.000.000.000

ARTÍCULO 2. ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de TRES BILLONES DOSCIENTOS CINCUENTA MIL MILLONES DE PESOS MONEDA LEGAL ($3,250,000,000,000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			3.250.000.000.000		3.250.000.000.000
TOTAL ADICIÓN SECCIÓN			3.250.000.000.000		3.250.000.000.000
TOTAL ADICIÓN			3.250.000.000.000		3.250.000.000.000

ARTÍCULO 3. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de TRES BILLONES DOSCIENTOS CINCUENTA MIL MILLONES DE PESOS MONEDA LEGAL ($3,250,000,000,000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	3.250.000.000.000
2. RECURSOS DE CAPITAL DE LA NACIÓN	3.250.000.000.000
TOTAL ADICIÓN	3.250.000.000.000

ARTÍCULO 4. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de TRES BILLONES DOSCIENTOS CINCUENTA MIL MILLONES DE PESOS MONEDA LEGAL ($3,250,000,000,000), según el siguiente detalle:

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301 MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3.250.000.000.000		3.250.000.000.000
		TOTAL ADICIÓN SECCIÓN	3.250.000.000.000		3.250.000.000.000
		TOTAL ADICIÓN	3.250.000.000.000		3.250.000.000.000

ARTÍCULO 5. ANEXO. El presente decreto se acompaña de un anexo que contiene el detalle del gasto.

ARTÍCULO 6. VIGENCIA. El presente decreto rige a partir de la fecha de su publicación.

PUBLÍQUESE Y CÚMPLASE

Dado en Bogotá D.C., a los 6 ABR 2020



LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

LA MINISTRA DE RELACIONES EXTERIORES



CLAUDIA BLUM DE BARBERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»



6 ABR 2020

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

EL MINISTRO DE DEFENSA NACIONAL,

CARLOS HOLMES TRUJILLO GARCÍA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,

FERNANDO RUIZ GÓMEZ

EL MINISTRO DEL TRABAJO,



ANGEL CUSTODIO CABRERA BÁEZ

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

6 ABR 2020

LA MINISTRA DE MINAS Y ENERGÍA,



MARIA FERNANDA SUÁREZ LONDOÑO

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,



JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,



MARIA VICTORIA ANGULO GONZÁLEZ

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,



RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO

JONATHAN MALAGÓN GONZÁLEZ

Continuación del Decreto «Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco del Estado de Emergencia Económica, Social y Ecológica»

6 ABR 2020

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN
Y LAS COMUNICACIONES,



SYLVIA CRISTINA CONSTAIN RENGIFO

LA MINISTRA DE TRANSPORTE,

ANGELA MARÍA OROZCO GÓMEZ

LA MINISTRA DE CULTURA,



CARMEN INÉS VASQUEZ CAMACHO

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,

Mabel Gisela Torres Torres
MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,



ERNESTO LUCENA BARRERO

Anexo del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica"

DETALLE DE LA COMPOSICION DE LA ADICIÓN AL PRESUPUESTO DE RENTAS DE 2020
Pesos

CONCEPTOS	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	3,250,000,000,000
2.0.00 RECURSOS DE CAPITAL DE LA NACIÓN	3,250,000,000,000
2.0.00.2 RECURSOS DE CAPITAL	3,250,000,000,000
2.0.00.2.01 DISPOSICIÓN DE ACTIVOS	3,250,000,000,000
TOTAL ADICIÓN	3,250,000,000,000

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301			
					MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL ADICIÓN SECCIÓN	3,250,000,000,000		3,250,000,000,000
					A. FUNCIONAMIENTO	3,250,000,000,000		3,250,000,000,000
					UNIDAD: 130101			
					GESTION GENERAL	3,250,000,000,000		3,250,000,000,000
04					TRANSFERENCIAS DE CAPITAL	3,250,000,000,000		3,250,000,000,000
04	02				A ENTIDADES PÚBLICAS	3,250,000,000,000		3,250,000,000,000
04	02	05			A OTRAS ENTIDADES PÚBLICAS	3,250,000,000,000		3,250,000,000,000
04	02	05	002		CAPITALIZACIÓN DEL FONDO NACIONAL DE GARANTÍAS (FNG)	3,250,000,000,000		3,250,000,000,000
				11	OTROS RECURSOS DEL TESORO	3,250,000,000,000		3,250,000,000,000
TOTAL ADICIÓN						3,250,000,000,000		3,250,000,000,000



Libertad y Orden

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO 571

(**15 ABR 2020**

Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En uso de las facultades que le confiere el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994 y en desarrollo de lo dispuesto por el Decreto 417 del 17 de marzo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que la Organización Mundial de la Salud declaró el 11 de marzo de 2020 que el brote del Coronavirus COVID-19 es una pandemia, esencialmente por la velocidad en su propagación, por lo que instó a los Estados a tomar acciones urgentes y decididas para la identificación, confirmación, aislamiento, monitoreo de los posibles casos y el tratamiento de los casos confirmados, así como la divulgación de las medidas preventivas, todo lo cual debe redundar en la mitigación del contagio.

Que el Ministerio de Salud y Protección Social expidió la Resolución 385 del 12 de marzo de 2020, «Por la cual se declara la emergencia sanitaria por causa del coronavirus COVID-19 y se adoptan medidas para hacer frente al virus», en la que se establecieron disposiciones destinadas a la prevención y contención del riesgo epidemiológico asociado al Coronavirus COVID-19.

Que mediante el Decreto 417 del 17 de marzo de 2020, con fundamento en el artículo 215 de la Constitución Política, el presidente de la Republica declaró el Estado de

Emergencia Económica, Social y Ecológica en todo el territorio nacional, por el término de treinta (30) días calendario, contados a partir de la vigencia de dicho Decreto.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

Que en función de dicha declaratoria, y con sustento en las facultades señaladas por el artículo 215 de la Constitución Política, le corresponde al presidente de la República, con la firma de todos los ministros, adoptar las medidas necesarias para conjurar la crisis e impedir la extensión de sus efectos, y contribuir a enfrentar las consecuencias adversas generadas por la pandemia del Coronavirus COVID-19, con graves afectaciones al orden económico y social.

Que el artículo 47 de la Ley estatutaria 137 de 1994 faculta al Gobierno nacional para que, en virtud de la declaración del Estado de Emergencia, pueda dictar decretos con fuerza de ley, destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos, siempre que (i) dichos decretos se refieran a materias que tengan relación directa y específica con dicho Estado, (ii) su finalidad esté encaminada a conjurar las causas de la perturbación y a impedir la extensión de sus efectos, (iii) las medidas adoptadas sean necesarias para alcanzar los fines que dieron lugar a la declaratoria del estado de excepción correspondiente, y (iv) cuando se trate de decretos legislativos que suspendan leyes se expresen las razones por las cuales son incompatibles con el correspondiente Estado de Excepción.

Que el Ministerio de Salud y Protección Social reportó el 9 de marzo de 2020 0 muertes y 3 casos confirmados en Colombia.

Que al 17 de marzo de 2020 el Ministerio de Salud y Protección Social había reportado que en el país se presentaban 75 casos de personas infectadas con el Coronavirus COVID-19 y 0 fallecidos, cifra que ha venido creciendo a nivel país de la siguiente manera: 102 personas contagiadas al 18 de marzo de 2020; 108 personas contagiadas al día 19 de marzo de 2020; 145 personas contagiadas al día 20 de marzo, 196 personas contagiadas al día 21 de marzo, 235 personas contagiadas al 22 de marzo, 306 personas contagiadas al 23 de marzo de 2020; 378 personas contagiadas al día 24 de marzo; 470 personas contagiadas al día 25 de marzo, 491 personas contagiadas al día 26 de marzo, 539 personas contagiadas al día 27 de marzo, 608 personas contagiadas al 28 de marzo, 702 personas contagiadas al 29 de marzo; 798 personas contagiadas al día 30 de marzo; 906 personas contagiadas al día 31 de marzo, 1.065 personas contagiadas al día 1 de abril, 1.161 personas contagiadas al día 2 de abril, 1.267 personas contagiadas al día 3 de abril, 1.406 personas contagiadas al día 4 de abril, 1.485 personas contagiadas al día 5 de abril, 1.579 personas contagiadas al día 6 de abril, 1.780 personas contagiadas al 7 de abril, 2.054 personas contagiadas al 8 de abril, 2.223 personas contagiadas al 9 de abril, 2.473 personas contagiadas al día 10 de abril, 2.709 personas contagiadas al 11 de abril, 2.776 personas contagiadas al 12 de abril, 2.852 personas contagiadas al 13 de abril, 2.979 personas contagiadas al 14 de abril y ciento veintisiete (127) fallecidos a esa fecha.

Que pese a las medidas adoptadas, el Ministerio de Salud y Protección Social reportó el 14 de abril de 2020 127 muertes y 2.979 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (1.242), Cundinamarca (119), Antioquia (289), Valle del Cauca (514), Bolívar (145), Atlántico (94), Magdalena (66), Cesar (32), Norte de Santander (50), Santander (30), Cauca (20), Caldas (36), Risaralda (69), Quindío (49), Huila (55), Tolima (26), Meta (39), Casanare (9), San Andrés y Providencia (5), Nariño (41), Boyacá (31), Córdoba (15), Sucre (1) y La Guajira (1), Chocó (1).

Que según la Organización Mundial de la Salud – OMS, se ha reportado la siguiente información: (i) en reporte número 57 de fecha 17 de marzo de 2020 a las 10:00 a.m. CET[1] señaló que se encuentran confirmados 179.111 casos del nuevo coronavirus COVID-19 y 7.426 fallecidos, (ii) en reporte número 62 de fecha 21 de marzo de 2020 a las 23:59

---

[1] Central European Time [CET] – Hora central europea.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

p.m. CET señaló que se encuentran confirmados 292.142 casos del nuevo coronavirus COVID-19 y 12.783 fallecidos, (iii) en reporte número 63 de fecha 23 de marzo de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 332.930 casos del nuevo coronavirus COVID-19 y 14.509 fallecidos, (iv) en el reporte número 79 de fecha 8 de abril de 2020 a las 10:00 a.m. CET se encuentran confirmados 1.353.361 casos del nuevo coronavirus COVID-19 y 79.235 fallecidos, (v) en el reporte número 80 del 9 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.436.198 casos del nuevo coronavirus COVID-19 y 85.521 fallecidos, (vi) en el reporte número 81 del 10 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.521.252 casos del nuevo coronavirus COVID-19 y 92.798 fallecidos, (vii) en el reporte número 82 del 11 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.610.909 casos del nuevo coronavirus COVID-19 y 99.690 muertes, (viii) en el reporte número 83 del 12 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.696.588 casos del nuevo coronavirus COVID-19 y 105.952 fallecidos, (ix) en el reporte número 84 del 13 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.773.084 casos del nuevo coronavirus COVID-19 y 111.652 fallecidos, (x) en el reporte número 85 del 14 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.844.863 casos del nuevo coronavirus COVID-19 y 117.021 fallecidos.

Que según la Organización Mundial de la Salud – OMS, en reporte de fecha 13 de abril de 2020 a las 19:00 GMT[2]--5, - hora del Meridiano de Greenwich-, se encuentran confirmados 1.848.439 casos, 117.217 fallecidos y 213 países, áreas o territorios con casos del nuevo coronavirus COVID-19

Que la Organización Internacional del Trabajo, en el comunicado de fecha de 18 de marzo de 2020 sobre el «El COVID-19 y el mundo del trabajo: Repercusiones y respuestas», afirma que «[...] El Covid-19 tendrá una amplia repercusión en el mercado laboral. Más allá de la inquietud que provoca a corto plazo para la salud de los trabajadores y de sus familias, el virus y la consiguiente crisis económica repercutirán adversamente en el mundo del trabajo en tres aspectos fundamentales, a saber: 1) la cantidad de empleo (tanto en materia de desempleo como de subempleo); 2) la calidad del trabajo (con respecto a los salarios y el acceso a protección social); y 3) los efectos en los grupos específicos más vulnerables frente a las consecuencias adversas en el mercado laboral [...].»

Que la Organización Internacional del Trabajo, en el referido comunicado, estima «[...] un aumento sustancial del desempleo y del subempleo como consecuencia del brote del virus. A tenor de varios casos hipotéticos sobre los efectos del Covid-19 en el aumento del PIB a escala mundial [...], en varias estimaciones preliminares de la OIT se señala un aumento del desempleo mundial que oscila entre 5,3 millones (caso "más favorable") y 24,7 millones de personas (caso "más desfavorable"), con respecto a un valor de referencia de 188 millones de desempleados en 2019. Con arreglo al caso hipotético de incidencia "media", podría registrarse un aumento de 13 millones de desempleados (7,4 millones en los países de ingresos elevados). Si bien esas estimaciones poseen un alto grado de incertidumbre, en todos los casos se pone de relieve un aumento sustancial del desempleo a escala mundial. A título comparativo, la crisis financiera mundial que se produjo en 2008-9 hizo aumentar el desempleo en 22 millones de personas.»

Que la Organización Internacional del Trabajo –OIT, en el citado comunicado, insta a los Estados a adoptar medidas urgentes para (i) proteger a los trabajadores y empleadores y sus familias de los riesgos para la salud generadas por el coronavirus COVID-19; (ii) proteger a los trabajadores en el lugar de trabajo; (iii) estimular la economía y el empleo, y

---

[2] Greenwich Mean Time [GMT] – Hora del Meridiano de Greenwich.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

(iv) sostener los puestos de trabajo y los ingresos, con el propósito de respetar los derechos laborales, mitigar los impactos negativos y lograr una recuperación rápida y sostenida.

Que de conformidad con la declaración conjunta del 27 de marzo de 2020 del presidente del Comité Monetario y Financiero Internacional y la directora gerente del Fondo Monetario Internacional, «Estamos en una situación sin precedentes en la que una pandemia mundial se ha convertido en una crisis económica y financiera. Dada la interrupción repentina de la actividad económica, el producto mundial se contraerá en 2020. Los países miembros ya han tomado medidas extraordinarias para salvar vidas y salvaguardar la actividad económica. Pero es necesario hacer más. Se debe dar prioridad al apoyo fiscal focalizado para los hogares y las empresas vulnerables a fin de acelerar y afianzar la recuperación en 2021.»

Que el Decreto 417 del 17 de marzo 2020 señaló en su artículo 3 que el Gobierno nacional adoptará mediante decretos legislativos, además de las medidas anunciadas en su parte considerativa, todas aquellas «adicionales necesarias para conjurar la crisis e impedir la extensión de sus efectos, así mismo dispondrá las operaciones presupuestales necesarias para llevarlas a cabo.»

Que la honorable Corte Constitucional, en Sentencia C-434 del 12 de julio de 2017, en la cual efectuó la revisión constitucional del Decreto Legislativo 733 de 2017 "Por el cual se dictan disposiciones en materia presupuestal para hacer frente a la Emergencia Económica, Social y Ecológica en el municipio de Mocoa, departamento de Putumayo, a través de la modificación del Presupuesto General de la Nación para la vigencia fiscal de 2017 y se efectúa la correspondiente liquidación", precisó que: «La Constitución establece, como regla general, que no se podrá hacer erogación o gasto alguno con cargo al tesoro público, ni trasferir créditos que no se hallen incluidos en el presupuesto de gastos decretados por el Congreso, por las asambleas departamentales, o por los concejos distritales o municipales (art. 345 C.P.) Así mismo, de manera específica, los artículos 346 y 347 de la Carta Política prevén que el presupuesto de rentas y ley de apropiaciones deberá ser aprobado por el Congreso de la República. [...] sin embargo, el Constituyente también hizo la salvedad de que las citadas reglas en materia presupuestal tienen aplicación en tiempos de paz o normalidad institucional, de modo que, en estados de excepción, se deja abierta la posibilidad de que otro centro de producción normativa y, en específico, el Ejecutivo, quien en tales situaciones se convierte en legislador transitorio, intervenga el presupuesto general de la Nación, cambie la destinación de algunas rentas, reasigne partidas y realice operaciones presupuesta les, con el propósito de destinar recursos para la superación del estado de excepción.»

Que de conformidad con el Decreto 417 del 17 de marzo de 2020, es necesario adicionar el Presupuesto General de la Nación de la vigencia fiscal de 2020 con el fin de incluir los recursos necesarios para la implementación de medidas efectivas dirigidas a conjurar la emergencia y mitigar sus efectos, en especial, fortalecer el sistema de salud para que garantice las condiciones necesarias de atención y prevención del Coronavirus COVID -19, así como a contrarrestar la afectación de la estabilidad económica y social que ha conllevado la emergencia.

Que el artículo 83 del Estatuto Orgánico de Presupuesto dispone que: «Los créditos adicionales y traslados al Presupuesto General de la Nación destinados a atender gastos ocasionados por los estados de excepción, serán efectuados por el Gobierno en los términos que este señale. La fuente de gasto público será el decreto que declare el estado de excepción respectivo.»

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

Que para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la pandemia COVID -19, se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 - Estatuto Orgánico de Presupuesto, la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que de conformidad con el artículo 30 del Estatuto Orgánico del Presupuesto, y el artículo 3 de la Ley 2008 de 2019, constituyen fondos especiales en el orden nacional, los ingresos definidos en la ley para la prestación de un servicio público específico, así como los pertenecientes a fondos sin personería jurídica creados por el legislador. Los fondos sin personería jurídica estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la respectiva ley anual de presupuesto y las demás normas que reglamenten los órganos a los cuales pertenecen.

Que en virtud de las medidas adoptadas en la declaratoria del Estado de Emergencia Económica, Social y Ecológica a que hace referencia el Decreto 417 del 17 de marzo de 2020, se creó el Fondo de Mitigación de Emergencias -FOME, mediante la expedición del Decreto 444 del 21 de marzo de 2020, como un fondo cuenta sin personería jurídica del Ministerio de Hacienda y Crédito Público, cuyo objeto es atender las necesidades de recursos para la atención en salud, los efectos adversos generados a la actividad productiva y la necesidad de que la economía continúe brindando condiciones que mantengan el empleo y el crecimiento.

Que mediante el Decreto 552 del 15 de abril de 2020 se autorizó al Gobierno nacional para hacer uso de hasta el 80% de los recursos provenientes del saldo acumulado en el Fondo de Riesgos Laborales en la modalidad de préstamo a la Nación, con el fin de obtener recursos adicionales para atender las necesidades que en el marco de la emergencia declarada en el Decreto Legislativo 417 de 2020 puedan presentarse. Así mismo, indica que el Fondo de Riesgos Laborales cuenta con un saldo de excedentes acumulados desde su creación de CUATROCIENTOS DOCE MIL SEISCIENTOS SESENTA Y SEIS MIL MILLONES CIENTO SESENTA Y CINCO MIL SETECIENTOS NOVENTA MIL PESOS $412.666.165.790 al 31 de marzo de 2020 disponibles para tal fin.

Que de acuerdo con el artículo 1 del Decreto Legislativo 552 del 15 de abril de 2020 se incluyen los recursos provenientes del Fondo de Riesgos Laborales - FRL como fuente del Fondo de Mitigación de Emergencias – FOME, creado mediante el Decreto Legislativo 444 de 2020.

Que el Decreto 553 del 15 de abril de 2020 adopta medidas que promuevan los beneficios otorgados por Colombia Mayor para los adultos mayores en lista de espera del programa Colombia Mayor y financiar los potenciales beneficiarios del Mecanismo de Protección al Cesante, con el fin de mitigar los efectos sobre la calidad de vida de los adultos mayores y los efectos sobre el empleo en la situación de emergencia.

Que de acuerdo con el artículo 2 del Decreto 553 del 15 de abril de 2020 los recursos que del Fondo de Mitigación de Emergencias- FOME se distribuyan al Ministerio del Trabajo podrán financiar tres giros mensuales para la población en lista de espera del Programa Colombia Mayor, de setenta (70) años en adelante.

Que de acuerdo con el artículo 3 del Decreto 553 del 15 de abril de 2020 autoriza al Ministerio del Trabajo para que con los recursos que se asignen del Fondo de Mitigación de Emergencias- FOME, en el marco del Decreto 417 de 2020, realice transferencias de

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

---

giros directos a las Cajas de Compensación Familiar, con destinación específica a la cuenta de prestaciones económicas del Fondo de Solidaridad y Fomento al Empleo y Protección al Cesante-FOSFEC.

Que con el fin de dar aplicación a las medidas adoptadas para conjurar la crisis e impedir la extensión de sus efectos, de conformidad con el artículo 3 del Decreto 417 de 2020, se autoriza al Gobierno nacional para efectuar las operaciones presupuestales necesarias para llevarlas a cabo.

Que dentro de las operaciones presupuestales necesarias se incluye la reasignación de recursos de distintas fuentes y rubros del Presupuesto General de la Nación para destinarse al Fondo de Mitigación de Emergencias – FOME para hacer frente a la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 de 2020, y contrarrestar la extensión de sus efectos sociales y económicos.

Para efectuar las operaciones presupuestales necesarias sobre las partidas incluidas en la ley 2008 de 2019 "*Por la cual se decreta el Presupuesto de Rentas y Recursos de Capital y Ley de Apropiaciones para la vigencia fiscal del 1 de enero al 31 de diciembre de 2020*" y contar con recursos para hacer frente a la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 de 2020, y contrarrestar la extensión de sus efectos sociales y económicos, es indispensable incluir disposiciones que permitan al ejecutivo hacer más expedito el trámite de asignación de recursos a través de convenios interadministrativos con el Ministerio de Hacienda y Crédito Público como administrador del Fondo de Mitigación de Emergencias – FOME. Para ello, los ingresos y rentas del Presupuesto Nacional y de los presupuestos de los Establecimientos Públicos del orden nacional o asimilados por la ley a éstos, incluidos los fondos especiales y las contribuciones parafiscales que administran los órganos que hacen parte del Presupuesto General de la Nación se han de poder destinar a la atención de los gastos que se requieran durante la vigencia de fiscal 2020 para hacer frente a la Emergencia.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que en mérito de lo expuesto,

DECRETA

TÍTULO I
ADICIÓN AL PRESUPUESTO GENERAL DE LA NACIÓN

Artículo 1. *Adiciones Al Presupuesto De Rentas Y Recursos De Capital.* Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de TRESCIENTOS VEINTINUEVE MIL MILLONES DE PESOS MONEDA LEGAL ($329.000.000.000), según el siguiente detalle:

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	329.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	329.000.000.000
TOTAL ADICIÓN	329.000.000.000

Artículo 2. *Adiciones al presupuesto de gastos o ley de apropiaciones.* Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de TRESCIENTOS VEINTINUEVE MIL MILLONES DE PESOS MONEDA LEGAL ($329.000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			329.000.000.000		329.000.000.000
TOTAL ADICIÓN SECCIÓN			329.000.000.000		329.000.000.000
TOTAL ADICIÓN			329.000.000.000		329.000.000.000

Artículo 3. *Liquidación De La Adición Del Presupuesto De Rentas Y Recursos De Capital.* Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de TRESCIENTOS VEINTINUEVE MIL MILLONES DE PESOS MONEDA LEGAL ($329.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	329.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	329.000.000.000
TOTAL ADICIÓN	329.000.000.000

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

Artículo 4. *Liquidación de la adición del presupuesto de gastos o ley de apropiaciones.* Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma TRESCIENTOS VEINTINUEVE MIL MILLONES DE PESOS MONEDA LEGAL ($329.000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	329.000.000.000		329.000.000.000
		TOTAL ADICIÓN SECCIÓN	329.000.000.000		329.000.000.000
		TOTAL ADICIÓN	329.000.000.000		329.000.000.000

Artículo 5. *Anexo.* El presente Decreto Legislativo se acompaña de un anexo que contiene el detalle del gasto.

TÍTULO II
OTRAS DISPOSICIONES

Artículo 6. *Facultad de destinar ingresos y rentas del Presupuesto General de la Nación durante la vigencia fiscal 2020 para hacer frente a la Emergencia.* Los ingresos y rentas del Presupuesto Nacional y de los presupuestos de los Establecimientos Públicos del orden nacional o asimilados por la ley a éstos, incluidos los fondos especiales y las contribuciones parafiscales que administran los órganos que hacen parte del Presupuesto General de la Nación podrán ser destinados a la atención de los gastos que se requieran durante la vigencia de fiscal 2020 para hacer frente a la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 del 17 de marzo 2020 y contrarrestar la extensión de sus efectos sociales y económicos.

Parágrafo. La facultad que se establece en el presente artículo en ningún caso podrá extenderse a los ingresos y rentas que tengan una destinación específica establecida por la Constitución Política.

Artículo 7. *Convenios interadministrativos con el Ministerio de Hacienda y Crédito Público.* Se autoriza a las secciones y entidades que hacen parte del Presupuesto General de la Nación para que de su presupuesto de funcionamiento o inversión, durante la presente vigencia fiscal, realicen convenios interadministrativos con el Ministerio de Hacienda y Crédito Público como administrador del Fondo de Mitigación de Emergencias – FOME, con el fin de trasladar recursos que permitan atender las medidas necesarias para hacer frente a la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 del 17 de marzo de 2020 y contrarrestar la extensión de sus efectos sociales y económicos.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

Artículo 8. Vigencia. El presente Decreto Legislativo rige a partir de la fecha de su publicación.

15 ABR 2020



PUBLÍQUESE Y CÚMPLASE

Dado en Bogotá D.C., a los

LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

LA MINISTRA DE RELACIONES EXTERIORES



CLAUDIA BLUM DE BARBERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

15 ABR 2020

EL MINISTRO DE DEFENSA NACIONAL,



CARLOS HOLMES TRUJILLO GARCÍA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,



FERNANDO RUIZ GÓMEZ

EL MINISTRO DEL TRABAJO,



ANGEL CUSTODIO CABRERA BÁEZ

LA MINISTRA DE MINAS Y ENERGÍA,



MARIA FERNANDA SUÁREZ LONDOÑO

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

15 ABR 2020

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,

JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,

MARÍA VICTORIA ANGULO GONZÁLEZ

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,

RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO,

JONATHAN MALAGÓN GONZÁLEZ

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

15 ABR 2020

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES,

SYLVIA CRISTINA CONSTAIN RENGIFO

LA MINISTRA DE TRANSPORTE,

ANGELA MARÍA OROZCO GÓMEZ

LA MINISTRA DE CULTURA,

CARMEN INÉS VASQUEZ CAMACHO

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,

Mabel Gisela Torres Torres

MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,



ERNESTO LUCENA BARRERO

DECRETO 571 DE 15 ABR 2020 Página 1 de 1

Anexo del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco del Estado de Emergencia Económica, Social y Ecológica"

DETALLE DE LA COMPOSICION DE LA ADICIÓN AL PRESUPUESTO DE RENTAS DE 2020

Pesos

CONCEPTOS	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	329,000,000,000
6.0 FONDOS ESPECIALES DE LA NACIÓN	329,000,000,000
NUMERAL 0081 FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	329,000,000,000
TOTAL ADICIÓN	329,000,000,000

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301			
					MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL ADICIÓN SECCIÓN	329,000,000,000		329,000,000,000
					A. FUNCIONAMIENTO	329,000,000,000		329,000,000,000
					UNIDAD: 130101			
					GESTION GENERAL	329,000,000,000		329,000,000,000
03					TRANSFERENCIAS CORRIENTES	329,000,000,000		329,000,000,000
03	03				A ENTIDADES DEL GOBIERNO	329,000,000,000		329,000,000,000
03	03	01			A ÓRGANOS DEL PGN	329,000,000,000		329,000,000,000
03	03	01	082		FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	329,000,000,000		329,000,000,000
				54	FONDO ESPECIAL FOME	329,000,000,000		329,000,000,000
TOTAL ADICIÓN						329,000,000,000		329,000,000,000



Libertad y Orden

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO 572

(**15 ABR 2020**

Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 de 2020

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En uso de las facultades que le confiere el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994 y en desarrollo de lo dispuesto por el Decreto 417 del 17 de marzo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que la Organización Mundial de la Salud declaró el 11 de marzo de 2020 que el brote del nuevo coronavirus COVID-19 es una pandemia, esencialmente por la velocidad en su propagación, por lo que instó a los Estados a tomar acciones urgentes y decididas para la identificación, confirmación, aislamiento, monitoreo de los posibles casos y el tratamiento de los casos confirmados, así como la divulgación de las medidas preventivas, todo lo cual debe redundar en la mitigación del contagio.

Que el Ministerio de Salud y Protección Social expidió la Resolución 385 del 12 de marzo de 2020, «Por la cual se declara la emergencia sanitaria por causa del coronavirus COVID19 y se adoptan medidas para hacer frente al virus», en la que se establecieron disposiciones destinadas a la prevención y contención del riesgo epidemiológico asociado al nuevo coronavirus COVID-19.

Que mediante el Decreto 417 del 17 de marzo de 2020, con fundamento en el artículo 215 de la Constitución Política, el presidente de la Republica declaró el Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional, por el término treinta (30) días calendario, contados a partir de la vigencia de dicho Decreto.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

Que en función de dicha declaratoria, y con sustento en las facultades señaladas por el artículo 215 de la Constitución Política, le corresponde al presidente de la República, con la firma de todos los ministros, adoptar las medidas necesarias para conjurar la crisis e impedir la extensión de sus efectos, y contribuir a enfrentar las consecuencias adversas generadas por la pandemia del nuevo coronavirus COVID-1 con graves afectaciones al orden económico y social.

Que los efectos que se derivan de las circunstancias que motivaron la declaratoria del Estado de Emergencia Económica, Social y Ecológica pueden afectar el derecho al mínimo vital de los hogares más vulnerables, por lo que se requieren adoptar medidas excepcionales con el fin de brindar apoyos económicos a la población más desprotegida.

Que la Organización Internacional del Trabajo, en el comunicado de fecha 18 de marzo 2020 sobre «El COVID-19 y el mundo del trabajo: Repercusiones y respuestas», insta a los Estados a adoptar medidas urgentes para (i) proteger a los trabajadores y empleadores y sus familias de los riesgos para la salud generadas por el coronavirus COVID-19; (ii) proteger a los trabajadores en el lugar de trabajo; (iii) estimular la economía y el empleo, y (iv) sostener los puestos de trabajo y los ingresos, con el propósito de respetar los derechos laborales, mitigar los impactos negativos y lograr una recuperación rápida y sostenida.

Que de conformidad con la declaración conjunta del 27 de marzo de 2020 del presidente del Comité Monetario y Financiero Internacional y la directora gerente del Fondo Monetario Internacional, «Estamos en una situación sin precedentes en la que una pandemia mundial se ha convertido en una crisis económica y financiera. Dada la interrupción repentina de la actividad económica, el producto mundial se contraerá en 2020. Los países miembros ya han tomado medidas extraordinarias para salvar vidas y salvaguardar la actividad económica. Pero es necesario hacer más. Se debe dar prioridad al apoyo fiscal focalizado para los hogares y las empresas vulnerables a fin de acelerar y afianzar la recuperación en 2021.»

Que la honorable Corte Constitucional, en Sentencia C-434 del 12 de julio de 2017, en la cual efectuó la revisión constitucional del Decreto Legislativo 733 de 2017 "Por el cual se dictan disposiciones en materia presupuestal para hacer frente a la Emergencia Económica, Social y Ecológica en el municipio de Mocoa, departamento de Putumayo, a través de la modificación del Presupuesto General de la Nación para la vigencia fiscal de 2017 y se efectúa la correspondiente liquidación", precisó que: «La Constitución establece, como regla general, que no se podrá hacer erogación o gasto alguno con cargo al tesoro público, ni trasferir créditos que no se hallen incluidos en el presupuesto de gastos decretados por el Congreso, por las asambleas departamentales, o por los concejos distritales o municipales (art. 345 C.P.) Así mismo, de manera específica, los artículos 346 y 347 de la Carta Política prevén que el presupuesto de rentas y ley de apropiaciones deberá ser aprobado por el Congreso de la República. [...] sin embargo, el Constituyente también hizo la salvedad de que las citadas reglas en materia presupuestal tienen aplicación en tiempos de paz o normalidad institucional, de modo que, en estados de excepción, se deja abierta la posibilidad de que otro centro de producción normativa y, en específico, el Ejecutivo, quien en tales situaciones se convierte en legislador transitorio, intervenga el presupuesto general de la Nación, cambie la destinación de algunas rentas, reasigne partidas y realice operaciones presupuesta les, con el propósito de destinar recursos para la superación del estado de excepción.»

Que de conformidad con el Decreto 417 del 17 de marzo de 2020, es necesario adicionar el Presupuesto General de la Nación de la vigencia fiscal de 2020 con el fin de incluir los recursos necesarios para la implementación de medidas efectivas dirigidas a conjurar la emergencia y mitigar sus efectos, en especial, fortalecer el sistema de salud para que

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

garantice las condiciones necesarias de atención y prevención del Coronavirus COVID -19, así como a contrarrestar la afectación de la estabilidad económica y social que ha conllevado la emergencia.

Que el artículo 83 del Estatuto Orgánico de Presupuesto dispone que: «Los créditos adicionales y traslados al Presupuesto General de la Nación destinados a atender gastos ocasionados por los estados de excepción, serán efectuados por el Gobierno en los términos que este señale. La fuente de gasto público será el decreto que declare el estado de excepción respectivo.»

Que para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la pandemia COVID -19, se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 - Estatuto Orgánico de Presupuesto, la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que de conformidad con el artículo 30 del Estatuto Orgánico del Presupuesto, y el artículo 3 de la Ley 2008 de 2019, constituyen fondos especiales en el orden nacional, los ingresos definidos en la ley para la prestación de un servicio público específico, así como los pertenecientes a fondos sin personería jurídica creados por el legislador. Los fondos sin personería jurídica estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la respectiva ley anual de presupuesto y las demás normas que reglamenten los órganos a los cuales pertenecen.

Que en virtud de las medidas adoptadas en la declaratoria del Estado de Emergencia Económica, Social y Ecológica a que hace referencia el Decreto 417 del 17 de marzo de 2020, se creó el Fondo de Mitigación de Emergencias -FOME, mediante la expedición del Decreto 444 del 21 de marzo de 2020, como un fondo cuenta sin personería jurídica del Ministerio de Hacienda y Crédito Público, cuyo objeto es atender las necesidades de recursos para la atención en salud, los efectos adversos generados a la actividad productiva y la necesidad de que la economía continúe brindando condiciones que mantengan el empleo y el crecimiento.

Que con el fin de dar aplicación a las medidas adoptadas para conjurar la crisis e impedir la extensión de sus efectos, de conformidad con el artículo 3 del Decreto 417 de 2020, se autoriza al Gobierno nacional para efectuar las operaciones presupuestales necesarias para llevarlas a cabo.

Que mediante el Decreto Legislativo 562 del 15 de abril de 2020 se creó una inversión obligatoria temporal en títulos de deuda pública interna denominados Títulos de Solidaridad - TDS, los cuales serán suscritos por los establecimientos de crédito de acuerdo con los porcentajes establecidos en dicho decreto.

Que teniendo en cuenta las cifras sobre los activos y pasivos de los establecimientos de crédito con corte a 27 de marzo de 2020 suministradas por la Superintendencia Financiera de Colombia, se ha estimado que el monto máximo que se podría obtener con esta medida de inversión obligatoria correspondería a NUEVE BILLONES OCHOCIENTOS ONCE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($9,811,300.000.000).

Que dicha suma debe ser incorporada presupuestalmente como una fuente de recursos adicional del Fondo de Mitigación de Emergencia -FOME, creado por el Decreto Legislativo 444 de 2020 de acuerdo a lo establecido en el artículo 5 del Decreto Legislativo 562 del 15

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

de abril de 2020. No obstante, lo efectivamente recibido, en cualquier caso, dependerá de la realidad financiera de los obligados al momento de la colocación de los TDS.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que en mérito de lo expuesto,

DECRETA

Artículo 1. ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de NUEVE BILLONES OCHOCIENTOS ONCE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($9,811,300.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	9,811,300.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	9,811,300.000.000
TOTAL ADICIÓN	9,811,300.000.000

Artículo 2. ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de NUEVE BILLONES OCHOCIENTOS ONCE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($9,811,300.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301 MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A. PRESUPUESTO DE FUNCIONAMIENTO			9,811,300.000.000		9,811,300.000.000
TOTAL ADICIÓN SECCIÓN			9,811,300.000.000		9,811,300.000.000
TOTAL ADICIÓN			9,811,300.000.000		9,811,300.000.000

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

Artículo 3. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de NUEVE BILLONES OCHOCIENTOS ONCE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL MONEDA LEGAL ($9,811,300.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	9,811,300.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	9,811,300.000.000
TOTAL ADICIÓN	9,811,300.000.000

Artículo 4. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma NUEVE BILLONES OCHOCIENTOS ONCE MIL TRESCIENTOS MILLONES DE PESOS MONEDA LEGAL ($9,811,300.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	9,811,300.000.000		9,811,300.000.000
		TOTAL ADICIÓN SECCIÓN	9,811,300.000.000		9,811,300.000.000
		TOTAL ADICIÓN	9,811,300.000.000		9,811,300.000.000

Artículo 5. ANEXO. El presente decreto se acompaña de un anexo que contiene el detalle del gasto.

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

Artículo 6. VIGENCIA. El presente decreto rige a partir de la fecha de su publicación.

PUBLÍQUESE Y CÚMPLASE

Dado en Bogotá D.C., a los



15 ABR 2020

LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

LA MINISTRA DE RELACIONES EXTERIORES



CLAUDIA BLUM DE BARBERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,

ALBERTO CARRASQUILLA BARRERA

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

DECRETO 572 DE   Página 7 de 9

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

15 ABR 2020

EL MINISTRO DE DEFENSA NACIONAL,



CARLOS HOLMES TRUJILLO GARCÍA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,



FERNANDO RUIZ GÓMEZ

EL MINISTRO DEL TRABAJO,



ANGEL CUSTODIO CABRERA BÁEZ

LA MINISTRA DE MINAS Y ENERGÍA,



MARIA FERNANDA SUÁREZ LONDOÑO

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

15 ABR 2020

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,

JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,

MARIA VICTORIA ANGULO GONZÁLEZ

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,

RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO,

JONATHAN MALAGÓN GONZÁLEZ

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica, declarada mediante el Decreto 417 de 2020"

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN Y LAS COMUNICACIONES,

15 ABR 2020



SYLVIA CRISTINA CONSTAIN RENGIFO

LA MINISTRA DE TRANSPORTE,

ANGELA MARÍA OROZCO GÓMEZ

LA MINISTRA DE CULTURA,

CARMEN INÉS VASQUEZ CAMACHO

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,



Mabel Gisela Torres Torres

MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,

ERNESTO LUCENA BARRERO

Anexo del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 417 de 2020"

DETALLE DE LA COMPOSICION DE LA ADICIÓN AL PRESUPUESTO DE RENTAS DE 2020
Pesos

CONCEPTOS	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	9,811,300,000,000
6.0 FONDOS ESPECIALES DE LA NACIÓN	9,811,300,000,000
NUMERAL 0081 FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	9,811,300,000,000
TOTAL ADICIÓN	9,811,300,000,000

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301			
					MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL ADICIÓN SECCIÓN	9,811,300,000,000		9,811,300,000,000
					A. FUNCIONAMIENTO	9,811,300,000,000		9,811,300,000,000
					UNIDAD: 130101			
					GESTION GENERAL	9,811,300,000,000		9,811,300,000,000
03					TRANSFERENCIAS CORRIENTES	9,811,300,000,000		9,811,300,000,000
03	03				A ENTIDADES DEL GOBIERNO	9,811,300,000,000		9,811,300,000,000
03	03	01			A ÓRGANOS DEL PGN	9,811,300,000,000		9,811,300,000,000
03	03	01	082		FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	9,811,300,000,000		9,811,300,000,000
				54	FONDO ESPECIAL FOME	9,811,300,000,000		9,811,300,000,000
TOTAL ADICIÓN						9,811,300,000,000		9,811,300,000,000



REPÚBLICA DE COLOMBIA

PRESIDENCIA DE LA REPÚBLICA
SECRETARÍA JURÍDICA
Revisó
Aprobó C.M.G

Libertad y Orden

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO LEGISLATIVO 774 DE

(3 JUN 2020

Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En ejercicio de las atribuciones que le confiere el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994, y en desarrollo de lo previsto en el Decreto 637 del 6 de mayo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el Presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que el 6 de marzo de 2020 el Ministerio de Salud y de la Protección Social dio a conocer el primer caso de brote de enfermedad por Coronavirus COVID-19 en el territorio nacional.

Que el 11 de marzo de 2020 la Organización Mundial de la Salud - OMS declaró el actual brote de enfermedad por Coronavirus - COVID-19 como una pandemia, esencialmente por la velocidad de su propagación y la escala de trasmisión, toda vez que al 11 de marzo de 2020 a la OMS se habían notificado cerca de 125.000 casos de contagio en 118 países y que a lo largo de esas últimas dos semanas el número de casos notificados fuera de la República Popular China se había multiplicado en trece (13) veces, mientras que el número de países afectados se había triplicado, por lo que instó a los países a tomar acciones urgentes.

Que mediante la Resolución 380 del 10 de marzo de 2020, el Ministerio de Salud y Protección Social adoptó, entre otras, medidas preventivas sanitarias de aislamiento y cuarentena de las personas que, a partir de la entrada en vigencia de la precitada resolución, arribaran a Colombia desde la República Popular China, Francia, Italia y España.

DECRETO 774 DE Página 2 de 15

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

Que mediante Resolución 385 del 12 de marzo de 2020, el ministro de Salud y Protección Social, de acuerdo con lo establecido en el artículo 69 de la Ley 1753 de 2015, declaró el estado de emergencia sanitaria por causa del nuevo Coronavirus COVID-19 en todo el territorio nacional hasta el 30 de mayo de 2020 y, en virtud de esta, adoptó una serie de medidas con el objeto de prevenir y controlar la propagación del Coronavirus COVID-19 y mitigar sus efectos.

Que mediante Resolución 453 del 18 de marzo de 2020, los Ministerios de Salud y Protección Social y de Comercio, Industria y Turismo adoptaron "como medida sanitaria preventiva y de control en todo el territorio nacional, la clausura de los establecimientos y locales comerciales de esparcimiento y diversión; de baile; ocio y entretenimiento y de juegos de azar y apuestas tales como casinos, bingos y terminales de juegos de videos".

Que mediante la Resolución 844 del 26 de mayo de 2020 el Ministerio de Salud y Protección Social prorrogó la emergencia sanitaria por causa del nuevo Coronavirus COVID-19, decretada por medio de la Resolución 385 del 12 de marzo de 2020, hasta el 31 de agosto de 2020.

Que el Ministerio de Salud y Protección Social reportó el 9 de marzo de 2020 0 muertes y 3 casos confirmados en Colombia.

Que al 17 de marzo de 2020 el Ministerio de Salud y Protección Social había reportado que en el país se presentaban 75 casos de personas infectadas con el Coronavirus COVID-19 y 0 fallecidos, cifra que ha venido creciendo a nivel país de la siguiente manera: 102 personas contagiadas al 18 de marzo de 2020; 108 personas contagiadas al día 19 de marzo de 2020; 145 personas contagiadas al día 20 de marzo de 2020, 196 personas contagiadas al día 21 de marzo de 2020, 235 personas contagiadas al 22 de marzo de 2020, 306 personas contagiadas al 23 de marzo de 2020; 378 personas contagiadas al día 24 de marzo de 2020; 470 personas contagiadas al día 25 de marzo de 2020, 491 personas contagiadas al día 26 de marzo de 2020, 539 personas contagiadas al día 27 de marzo de 2020, 608 personas contagiadas al 28 de marzo de 2020, 702 personas contagiadas al 29 de marzo de 2020; 798 personas contagiadas al día 30 de marzo de 2020; 906 personas contagiadas al día 31 de marzo de 2020, 1.065 personas contagiadas al día 1 de abril de 2020, 1.161 personas contagiadas al día 2 de abril de 2020, 1.267 personas contagiadas al día 3 de abril de 2020, 1.406 personas contagiadas al día 4 de abril de 2020, 1.485 personas contagiadas al día 5 de abril de 2020, 1.579 personas contagiadas al día 6 de abril de 2020, 1.780 personas contagiadas al 7 de abril de 2020, 2.054 personas contagiadas al 8 de abril de 2020, 2.223 personas contagiadas al 9 de abril de 2020, 2.473 personas contagiadas al día 10 de abril de 2020, 2.709 personas contagiadas al 11 de abril de 2020, 2.776 personas contagiadas al 12 de abril de 2020, 2.852 personas contagiadas al 13 de abril de 2020, 2.979 personas contagiadas al 14 de abril de 2020, 3.105 personas contagiadas al 15 de abril de 2020, 3.233 personas contagiadas al 16 de abril de 2020, 3.439 personas contagiadas al 17 de abril de 2020, 3.621 personas contagiadas al 18 de abril de 2020, 3.792 personas contagiadas al 19 de abril de 2020, 3.977 personas contagiadas al 20 de abril de 2020, 4.149 personas contagiadas al 21 de abril de 2020, 4.356 personas contagiadas al 22 de abril de 2020, 4.561 personas contagiadas al 23 de abril de 2020, 4.881 personas contagiadas al 24 de abril de 2020, 5.142 personas contagiadas al 25 de abril de 2020, 5.379 personas contagiadas al 26 de abril de 2020, 5.597 personas contagiadas al 27 de abril de 2020, 5.949 personas contagiadas al 28 de abril de 2020, 6.211 personas contagiadas al 29 de abril de 2020, 6.507 personas contagiadas al 30 de abril de 2020, 7.006 personas contagiadas al 1 de mayo de 2020, 7.285 personas contagiadas al 2 de mayo de 2020, 7.668 personas contagiadas al 3 de mayo de 2020, 7.973 personas contagiadas al 4 de mayo de 2020, 8.613 personas contagiadas al 5 de mayo de 2020, 8.959 personas contagiadas al 6 de mayo de 2020, 9.456 personas contagiadas al 7 de mayo de 2020, 10.051 personas contagiadas al 8 de mayo de 2020,

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

10.495 personas contagiadas al 9 de mayo de 2020, 11.063 personas contagiadas al 10 de mayo de 2020, 11.613 personas contagiadas al 11 de mayo de 2020, 12.272 personas contagiadas al 12 de mayo de 2020, 12.930 personas contagiadas al 13 de mayo de 2020, 13.610 personas contagiadas al 14 de mayo de 2020, 14.216 personas contagiadas al 15 de mayo de 2020, 14.939 personas contagiadas al 16 de mayo de 2020, 15.574 personas contagiadas al 17 de mayo de 2020, 16.295 personas contagiadas al 18 de mayo de 2020, 16.935 personas contagiadas al 19 de mayo de 2020, 17.687 personas contagiadas al 20 de mayo de 2020, 18.330 personas contagiadas al 21 de mayo de 2020, 19.131 personas contagiadas al 22 de mayo de 2020, 20.177 personas contagiadas al 23 de mayo de 2020, 21.175 personas contagiadas al 24 de mayo de 2020, 21.981 personas contagiadas al 25 de mayo de 2020, 23.003 personas contagiadas al 26 de mayo de 2020, 24.104 al 27 de mayo de 2020, 25.366 personas contagiadas al 28 de mayo de 2020, 26.688 personas contagiadas al 29 de mayo de 2020, 28.236 personas contagiadas al 30 de mayo de 2020, 29.383 personas contagiadas al 31 de mayo de 2020, 30.493 personas contagiadas al 1 de junio de 2020, 31.833 personas contagiadas al 2 de junio de 2020 y mil nueve (1.009) fallecidos.

Que pese a las medidas adoptadas, el Ministerio de Salud y Protección Social (I) reportó el 10 de mayo de 2020 463 muertes y 11.063 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (4.155), Cundinamarca (283), Antioquia (468), Valle del Cauca (1.331), Bolívar (679), Atlántico (970), Magdalena (271), Cesar (72), Norte de Santander (99), Santander (42), Cauca (47), Caldas (100), Risaralda (216), Quindío (67), Huila (178), Tolima (130), Meta (923), Casanare (21), San Andrés y Providencia (6), Nariño (296), Boyacá (67), Córdoba (39), Sucre (4) La Guajira (27), Chocó (28), Caquetá (16) y Amazonas (527); (II) reportó el 11 de mayo de 2020 479 muertes y 11.613 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (4.305), Cundinamarca (289), Antioquia (474), Valle del Cauca (1.367), Bolívar (742), Atlántico (1.022), Magdalena (284), Cesar (72), Norte de Santander (99), Santander (42), Cauca (51), Caldas (100), Risaralda (216), Quindío (71), Huila (179), Tolima (130), Meta (927), Casanare (21), San Andrés y Providencia (6), Nariño (306), Boyacá (77), Córdoba (39), Sucre (4) La Guajira (27), Chocó (28), Caquetá (16), Amazonas (718), Putumayo (1); y (III) reportó el 2 de junio de 2020 1.009 muertes y 31.833 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (10.743), Cundinamarca (983), Antioquia (1.200), Valle del Cauca (3.714), Bolívar (3.364), Atlántico (4.550), Magdalena (653), Cesar (324), Norte de Santander (130), Santander (84), Cauca (113), Caldas (147), Risaralda (258), Quindío (113), Huila (251), Tolima (274), Meta (981), Casanare (35), San Andrés y Providencia (17), Nariño (1.263), Boyacá (212), Córdoba (135), Sucre (25), La Guajira (65), Chocó (295), Caquetá (24), Amazonas (1.852), Putumayo (9), Vaupés (11), Arauca (1), Guainía (6) y Vichada (1).

Que según la Organización Mundial de la Salud – OMS, se ha reportado la siguiente información: (I) en reporte número 57 de fecha 17 de marzo de 2020 a las 10:00 a.m. CET [Central European Time Zone] señaló que se encuentran confirmados 179.111 casos del nuevo coronavirus COVID-19 y 7.426 fallecidos, (II) en reporte número 62 de fecha 21 de marzo de 2020 a las 23:59 p.m. CET señaló que se encuentran confirmados 292.142 casos del nuevo coronavirus COVID-19 y 12.783 fallecidos, (III) en reporte número 63 de fecha 23 de marzo de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 332.930 casos del nuevo coronavirus COVID-19 y 14.509 fallecidos, (IV) en el reporte número 79 de fecha 8 de abril de 2020 a las 10:00 a.m. CET se encuentran confirmados 1.353.361 casos del nuevo coronavirus COVID-19 y 79.235 fallecidos, (V) en el reporte número 80 del 9 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.436.198 casos del nuevo coronavirus COVID-19 y 85.521 fallecidos, (VI) en el reporte número 81 del 10 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.521.252 casos del nuevo coronavirus COVID-19 y 92.798 fallecidos, (VII) en el reporte número 82 del 11 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.610.909 casos del nuevo coronavirus COVID-19 y 99.690 muertes, (VIII) en el reporte

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

número 83 del 12 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.696.588 casos del nuevo coronavirus COVID-19 y 105.952 fallecidos, (IX) en el reporte número 84 del 13 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.773.084 casos del nuevo coronavirus COVID-19 y 111.652 fallecidos, (X) en el reporte número 85 del 14 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.844.863 casos del nuevo coronavirus COVID-19 y 117.021 fallecidos, (XI) en el reporte número 86 del 15 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.914.916 casos del nuevo coronavirus COVID-19 y 123.010 fallecidos, (XII) en el reporte número 87 del 16 de abril de 2020 a las 10:00 a.m. CEST [Central European Summer Time] señaló que se encuentran confirmados 1.991.562 casos del nuevo coronavirus COVID-19 y 130.885 fallecidos, (XIII) en el reporte número 88 del 17 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.074.529 casos del nuevo coronavirus COVID-19 y 139.378 fallecidos, (XIV) en el reporte número 89 del 18 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.160.207 casos del nuevo coronavirus COVID-19 y 146.088 fallecidos, (XV) en el reporte número 90 del 19 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.241.778 casos del nuevo coronavirus COVID-19 y 152.551 fallecidos, (XVI) en el reporte número 91 del 20 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.314.621 casos del nuevo coronavirus COVID-19 y 157.847 fallecidos y (XVII) en el reporte número 92 del 21 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.397.217 casos del nuevo coronavirus COVID-19 y 162.956 fallecidos, (XVIII) en el reporte número 93 del 22 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.471.136 casos del nuevo coronavirus COVID-19 y 169.006 fallecidos, (XIX) en el reporte número 94 del 23 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.544.792 casos del nuevo coronavirus COVID-19 y 175.694 fallecidos, (XX) en el reporte número 95 del 24 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.626.321 casos del nuevo coronavirus COVID-19 y 181.938 fallecidos, (XXI) en el reporte número 96 del 25 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.719.896 casos del nuevo coronavirus COVID-19 y 187.705 fallecidos, (XXII) en el reporte número 97 del 26 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.804.796 casos del nuevo coronavirus COVID-19 y 193.710 fallecidos, (XXIII) en el reporte número 98 del 27 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentren confirmados 2.878.196 casos del nuevo coronavirus COVID-19 y 198.668 fallecidos, (XXIV) en el reporte número 99 del 28 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.954.222 casos del nuevo coronavirus COVID-19 y 202.597 fallecidos, (XXV) en el reporte número 100 del 29 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.018.952 casos del nuevo coronavirus COVID-19 y 207.973 fallecidos, (XXVI) en el reporte número 101 del 30 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.090.445 casos del nuevo coronavirus COVID-19 y 217.769 fallecidos, (XXVII) en el reporte número 102 del 1 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.175.207 casos del nuevo coronavirus COVID-19 y 224.172 fallecidos, (XXVIII) en el reporte número 103 del 2 de mayo de 2020 a las 3.267.184 casos del nuevo coronavirus COVID-19 y 229.971 fallecidos, (XXIX) en el reporte número 104 del 3 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.349.786 casos del nuevo coronavirus COVID-19 y 238.628 fallecidos, (XXX) en el reporte número 105 del 4 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.435.894 casos del nuevo coronavirus COVID-19 y 239.604 fallecidos, (XXXI) en el reporte número 106 del 5 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.517.345 casos del nuevo coronavirus COVID-19 y 243.401 fallecidos, (XXXII) en el reporte número 107 del 6 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.588.773 casos del nuevo coronavirus COVID-19 y 247.503 fallecidos, (XXXIII) en el reporte número 108 del 7 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.672.238 casos del nuevo coronavirus COVID-19 y 254.045 fallecidos, (XXXIV) en el

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

reporte número 109 del 8 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.759.967 casos del nuevo coronavirus COVID-19 y 259.474 fallecidos, (XXXV) en el reporte número 110 del 9 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.855.788 casos del nuevo coronavirus COVID-19 y 265.862 fallecidos, (XXXVI) en el reporte número 111 del 10 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.917.366 casos del nuevo coronavirus COVID-19 y 274.361 fallecidos, (XXXVII) en el reporte número 112 del 11 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.006.257 casos del nuevo coronavirus COVID-19 y 278.892 fallecidos, (XXXVIII) en el reporte número 113 del 12 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.088.848 casos del nuevo coronavirus COVID-19 y 283.153 fallecidos, (XXXIX) en el reporte número 114 del 13 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.170.424 casos del nuevo coronavirus COVID-19 y 287.399 fallecidos, (XL) en el reporte número 115 del 14 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.248.389 casos del nuevo coronavirus COVID-19 y 294.046 fallecidos, (XLI) en el reporte número 116 del 15 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.338.658 casos del nuevo coronavirus COVID-19 y 297.119 fallecidos, (XLII) en el reporte número 117 del 16 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.425.485 casos del nuevo coronavirus COVID-19 y 302.059 fallecidos, (XLIII) en el reporte número 118 del 17 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.525.497 casos del nuevo coronavirus COVID-19 y 307.395 fallecidos, (XLIV) en el reporte número 119 del 18 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.618.821 casos del nuevo coronavirus COVID-19 y 311.847 fallecidos, (XLV) en el reporte número 120 del 19 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.731.458 casos del nuevo coronavirus COVID-19 y 316.169 fallecidos, (XLVI) en el reporte número 121 del 20 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.789.205 casos del nuevo coronavirus COVID-19 y 318.789 fallecidos, (XLVII) en el reporte número 122 del 21 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.893.186 casos del nuevo coronavirus COVID-19 y 323.256 fallecidos, (XLVIII) en el reporte número 123 del 22 de mayo de 2020 señaló que se encuentran confirmadas 4.993.470 casos del nuevo coronavirus COVID-19 y 327.738 fallecidos, (XLIX) en el reporte número 124 del 23 de mayo de 2020 señaló que se encuentran confirmadas 5.103.006 casos del nuevo coronavirus COVID-19 y 333.401 fallecidos, (L) en el reporte número 125 del 24 de mayo de 2020 señaló que se encuentran confirmadas 5.204.508 casos del nuevo coronavirus COVID-19 y 337.687 fallecidos, (LI) en el reporte número 126 del 25 de mayo de 2020 señaló que se encuentran confirmadas 5.304.772 casos del nuevo coronavirus COVID-19 y 342.029 fallecidos, (LII) en el reporte número 127 del 26 de mayo de 2020 señaló que se encuentran confirmados 5.404.512 casos del nuevo coronavirus COVID-19 y 343.514 fallecidos, (LIII) en el reporte número 128 del 27 de mayo de 2020 señaló que se encuentran confirmados 5.488.825 casos del nuevo coronavirus COVID-19 y 349.095 fallecidos, (LIV) en el reporte número 129 del 28 de mayo de 2020 señaló que se encuentran confirmados 5.593.631 casos del nuevo coronavirus COVID-19 y 353.334 fallecidos, (LV) en el reporte número 130 del 29 de mayo de 2020 señaló que se encuentran confirmados 5.701.337 casos del nuevo coronavirus COVID-19 y 357.688 fallecidos, (LVI) en el reporte número 131 del 30 de mayo de 2020 señaló que se encuentran confirmados 5.817.385 casos del nuevo coronavirus COVID-19 y 362.705 fallecidos, (LVII) en el reporte número 132 del 31 de mayo de 2020 señaló que se encuentran confirmados 5.934.936 casos del nuevo coronavirus COVID-19 y 367.166 fallecidos, (LVIII) en el reporte número 133 del 1 de junio de 2020 señaló que se encuentran confirmados 6.057.853 casos del nuevo coronavirus COVID-19 y 371.166 fallecidos, (LVIX) en el reporte número 134 del 2 de junio de 2020 señaló que se encuentran confirmados 6.194.533 casos del nuevo coronavirus COVID-19 y 376.320 fallecidos.

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Que según la Organización Mundial de la Salud – OMS, (I) en reporte de fecha 10 de mayo de 2020 a las 19:00 GMT-5, - hora del Meridiano de Greenwich-, se encuentran confirmados 4.006.257 casos, 278.892 fallecidos y 215 países, áreas o territorios con casos del nuevo coronavirus COVID-19; (II) en reporte de fecha 11 de mayo de 2020 a las 19:00 GMT-5, - hora del Meridiano de Greenwich-, se encuentran confirmados 4.088.848 casos, 283.153 fallecidos y 215 países, áreas o territorios con casos del nuevo coronavirus COVID-19; y (III) en reporte de fecha 1 de junio de 2020 a las 19:00 GMT-5, -hora del Meridiano de Greenwich-, se encuentran confirmados 6.140.934 casos, 373.548 fallecidos y 216 países, áreas o territorios con casos del nuevo coronavirus COVID-19.

Que mediante el Decreto 637 del 6 de mayo de 2020 se declaró el Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional por el término de treinta (30) días calendario, con el fin de conjurar la grave calamidad pública que afecta al País por causa del nuevo Coronavirus COVID-19.

Que dentro de las medidas generales tenidas en cuenta en el Decreto 637 del 6 de mayo de 2020 para la declaratoria del Estado de Emergencia Económica, Social y Ecológica, se incluyeron las siguientes:

«Que los efectos económicos negativos a los habitantes del territorio nacional requieren de la atención a través de medidas extraordinarias referidas a condonar o aliviar las obligaciones de diferente naturaleza como tributarias, financieras, entre otras, que puedan verse afectadas en su cumplimiento de manera directa por efectos de la crisis;

[...]

Que con el objeto de garantizar la continuidad en la prestación de los servicios públicos será necesario adoptar medidas para hacerla más eficiente y garantizar la sostenibilidad de los procedimientos, costos y tarifas asociados, así como establecer mecanismos de priorización, ajuste y racionalización de los trámites y procesos, mitigando los impactos de la emergencia en la prestación del servicio y en la ejecución de proyectos de este sector.

[...]

Que a pesar de que en virtud del Decreto 417 de 2020 se tomaron medidas para atender los efectos adversos generados a la actividad productiva, procurando el mantenimiento del empleo y la economía, a la fecha se han presentado nuevas circunstancias, como es la necesidad de mantener el aislamiento social obligatorio y la imposibilidad de las empresas de continuar con su actividad comercial e industrial, y por tanto continuar cumpliendo con las obligaciones y compromisos adquiridos con sus empleados y otras causas, lo que ha generado una disminución significativa en la actividad económica del país.»

Que de acuerdo con los análisis elaborados por la publicación The Economist del 26 de marzo de 2020, titulado «COVID-19 to send almost all G20 countries into a recession,» la economía global se va contraer 2.5%. Asimismo, según el mismo documento, se pronostica que la economía de los Estados Unidos cerrará el año con una contracción del 2.9% y la economía de la Unión Europea con una caída del 6%.

Que el Banco Mundial en el informe titulado «La economía en los tiempos del COVID-19», de abril de 2020, estimó que el producto interno bruto colombiano caerá en un 2% para el 2020 con ocasión del impacto generado por la emergencia sanitaria.

Que según los datos de la encuesta integrada de hogares (GRIH) – Mercado Laboral del Departamento Nacional de Estadística, revelados el 29 de mayo de 2020, para el mes de abril de 2020, la tasa de desempleo del total nacional fue 19,8%, lo que significó un aumento de 9,5 puntos porcentuales frente al mismo mes del año pasado (10,3%). La tasa global de participación se ubicó en 51,8%, lo que representó una reducción de 10,4 puntos

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

porcentuales frente a abril del 2019 (62,2%). Finalmente, la tasa de ocupación fue 41,6%, presentando una disminución de 14,2 puntos porcentuales respecto al mismo mes del 2019 (55,8%).

Que según el mismo documento, la tasa de desempleo en el total de las 13 ciudades y áreas metropolitanas fue 23,5%, lo que representó un aumento de 12,4 puntos porcentuales frente al mismo mes del año pasado (11,1%). La tasa global de participación se ubicó en 53,8%, lo que significó una reducción de 11,4 puntos porcentuales frente a abril del 2019 (65,2%). Entre tanto, la tasa de ocupación fue 41,2%, lo que representó una disminución de 16,7 puntos porcentuales respecto al mismo mes del 2019 (57,9%).

Que desagregando por sectores el análisis del impacto, se evidencia que todos los sectores redujeron el número de ocupados a excepción al de suministro de electricidad, gas, agua y gestión de desechos.

Variación de Ocupados por sector económico para el trimestre febrero-abril cifras en miles
Fuente Departamento Nacional de Estadística DANE

Rama de actividad económica	2019	2020	Variación
Comercio y reparación de vehículos	4.170	3.661	-509
Industrias manufactureras	2.624	2.142	-481
Actividades artísticas, entretenimiento, recreación y otras actividades de servicios	2.107	1.660	-447
Administración pública y defensa, educación y atención de la salud humana	2.556	2.271	-285
Construcción	1.434	1.258	-176
Agricultura, ganadería, caza, silvicultura y pesca	3.318	3.201	-117
Alojamiento y servicios de comida	1.591	1.481	-110
Transporte y almacenamiento	1.581	1.485	-96
Actividades profesionales, científicas, técnicas y servicios administrativos	1.347	1.268	-79
Información y comunicaciones	357	306	-51
Actividades inmobiliarias	258	217	-41
Actividades financieras y de seguros	332	297	-35
Explotación de minas y canteras	182	177	-5
No informa	0	16	16
Suministro de electricidad gas, agua y gestión de desechos	170	246	76
Ocupados Total Nacional	22.027	19.687	-2.340

Que, en este contexto, el estancamiento de la actividad productiva a nivel nacional ha conllevado a la disminución de 5.4 millones de ocupados a 30 de abril, debido a la imposibilidad de realizar teletrabajo o trabajo desde casa, de otorgar de vacaciones anticipadas, así como de tomar otras medidas de flexibilización laboral.

Que mediante el Decreto 637 del 6 de mayo de 2020 se declaró el Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional por el término de treinta (30) días calendario, con el fin de conjurar la grave calamidad pública que afecta al país por causa del nuevo Coronavirus COVID-19.

Que la adopción de medidas autorizadas por el Estado de Emergencia Económica, Social y Ecológica busca fortalecer las acciones dirigidas a conjurar los efectos de la crisis, mediante la mitigación y prevención del impacto negativo en la economía del País. En este sentido, en sus considerandos se indica lo siguiente: «Que con el fin de dar aplicación a las

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

medidas adoptadas se debe autorizar al Gobierno nacional para efectuar las operaciones presupuestales que resulten necesarias».

Que el artículo 3 del Decreto 637 del 6 de mayo de 2020 resolvió adoptar «mediante decretos legislativos, además de las medidas anunciadas en la parte considerativa de este decreto, todas aquellas medidas adicionales necesarias para conjurar la crisis e impedir la extensión de sus efectos, así mismo dispondrá las operaciones presupuestales necesarias para llevarlas a cabo.»

Que mediante el Decreto Legislativo 568 del 15 de abril de 2020 «Por el cual se crea el impuesto solidario por el COVID 19, dentro del Estado de Emergencia Económica, Social y Ecológica dispuesto en el Decreto Legislativo 417 de 2020», se dispuso lo siguiente:

> «Artículo 1. Impuesto solidario por el COVID 19. A partir del primero (01) de mayo de 2020 y hasta el treinta (31) de julio de 2020, créase con destinación específica para inversión social en la clase media vulnerable y en los trabajadores informales el impuesto solidario por el COVID 19, por el pago o abono en cuenta mensual periódico de salarios de diez millones de pesos (10.000.000) o más de los servidores públicos en los términos del artículo 123 de la Constitución Política, por el pago o abono en cuenta mensual periódico de los honorarios de las personas naturales vinculadas mediante contrato de prestación de servicios profesionales y de apoyo a la gestión vinculados a las entidades del Estado de diez millones de pesos (10.000.000) o más; y por el pago o abono en cuenta mensual periódico de la mesada pensional de las megapensiones de los pensionados de diez millones de pesos (10.000.000) o más, que será trasladado al Fondo de Mitigación de Emergencias -FOME al que se refiere el Decreto Legislativo 444 de 2020.»

Que el artículo 345 de la Constitución Política consagra lo siguiente: «En tiempo de paz no se podrá percibir contribución o impuesto que no figure en el presupuesto de rentas, ni hacer erogación con cargo al Tesoro que no se halle incluida en el de gastos. Tampoco podrá hacerse ningún gasto público que no haya sido decretado por el Congreso, por las asambleas departamentales, o por los concejos distritales o municipales, ni transferir crédito alguno a objeto no previsto en el respectivo presupuesto.»

Que, por lo anterior, se requiere adicionar el Presupuesto General de la Nación para la vigencia 2020, con el fin de incluir los recursos que se estiman se recaudarán en virtud del impuesto solidario por el COVID-19.

Que de conformidad con el documento titulado «INFORME DEL MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO SOBRE LA SOLICITUD DEL NUMERAL 3.2 DEL ORDINAL TERCERO DEL AUTO DE PRUEBAS DEL 8 DE MAYO DE 2020 - EXP. RE-293, OFICIO N° OPC 568/20 (DECRETO LEGISLATIVO 568 DE 2020)» de fecha 19 de mayo de 2020, suscrito digitalmente por el director general de política macroeconómica del Ministerio de Hacienda y Crédito Público, el cual fuera remitido a la honorable Corte Constitucional el 19 de mayo de 2020, en cumplimiento de lo dispuesto en el Auto del 8 de mayo de 2020, expediente RE – 293, por concepto del impuesto solidario por el COVID-19 «Se estimó un recaudo de $287 mil millones (mm), de los cuales $150,7mm provienen de servidores públicos, $42,1mm de personas naturales con contratos de prestación de servicios y $94,2mm de pensionados. Este estimativo no incluye los aportes voluntarios.»

Que de conformidad con lo establecido en los artículos 1 y 10 del Decreto Legislativo 568 del 15 de abril de 2020 los recursos recaudados por el impuesto solidario por el COVID-19 deben ser trasladados al Fondo de Mitigación de Emergencias -FOME, creado mediante el Decreto Legislativo 444 del 21 de marzo de 2020.

Que para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la Pandemia COVID – 19,

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 – Estatuto Orgánico de Presupuesto, el artículo 47 de la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que como consecuencia de lo anterior es necesario modificar la Ley 2008 de 2019, "Por la cual se decreta el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1º de enero al 31 de diciembre de 2020", con el fin de atender los gastos ocasionados por las medidas requeridas para atender el estado de excepción.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que, en mérito de lo expuesto,

DECRETA

Artículo 1. ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL.
Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de DOSCIENTOS OCHENTA Y SIETE MIL MILLONES DE PESOS MONEDA LEGAL ($287,000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	287,000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	287,000.000.000
TOTAL ADICIÓN	287,000.000.000

Artículo 2. ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES.
Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de DOSCIENTOS OCHENTA Y SIETE MIL MILLONES DE PESOS MONEDA LEGAL ($287,000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1301

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	287,000.000.000		287,000.000.000
		TOTAL ADICIÓN SECCIÓN	287,000.000.000		287,000.000.000
		TOTAL ADICIÓN	287,000.000.000		287,000.000.000

Artículo 3. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de DOSCIENTOS OCHENTA Y SIETE MIL MILLONES DE PESOS MONEDA LEGAL ($287,000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	287,000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	287,000.000.000
TOTAL ADICIÓN	287,000.000.000

Artículo 4. LIQUIDACIÓN DE LA ADICIÓN DEL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma DOSCIENTOS OCHENTA Y SIETE MIL MILLONES DE PESOS MONEDA LEGAL ($287,000.000.000), según el siguiente detalle:

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		A. PRESUPUESTO DE FUNCIONAMIENTO	287,000.000.000		287,000.000.000
		TOTAL ADICIÓN SECCIÓN	287,000.000.000		287,000.000.000
		TOTAL ADICIÓN	287,000.000.000		287,000.000.000

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Artículo 5. ANEXO. El presente Decreto Legislativo se acompaña de un anexo que contiene el detalle del gasto.

Artículo 6. VIGENCIA. El presente Decreto Legislativo rige a partir de la fecha de su publicación.

PUBLÍQUESE Y CÚMPLASE

Dado en Bogotá D.C., a los 3 JUN 2020

LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

LA MINISTRA DE RELACIONES EXTERIORES

[illegible]BERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,

ALBERTO CARRASQUILLA BARRERA

DECRETO 774 DE Página 12 de 15

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

3 JUN 2020

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

EL MINISTRO DE DEFENSA NACIONAL,



CARLOS HOLMES TRUJILLO GARCÍA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,



FERNANDO RUIZ GÓMEZ

DECRETO 774 DE Página 13 de 15

Continuación del Decreto "Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

EL MINISTRO DEL TRABAJO,

3 JUN 2020

ANGEL CUSTODIO CABRERA BÁEZ

LA MINISTRA DE MINAS Y ENERGÍA,

MARIA FERNANDA SUÁREZ LONDOÑO

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,

JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,

MARIA VICTORIA ANGULO GONZÁLEZ

DECRETO   774   DE   Página 14 de 15

Continuación del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

3 JUN 2020

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,



RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO,

JONATHAN MALAGÓN GONZÁLEZ

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN
Y LAS COMUNICACIONES,



KAREN ABUDINEN ABUCHAIBE

LA MINISTRA DE TRANSPORTE,

ANGELA MARÍA OROZCO GÓMEZ

DECRETO   774   DE   Página 15 de 15

Continuación del Decreto *Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

LA MINISTRA DE CULTURA,



3 JUN 2020

CARMEN INÉS VASQUEZ CAMACHO

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,

Mabel Gisela Torres Torres
MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,



ERNESTO LUCENA BARRERO

DECRETO 774 DE 3 JUN 2020

Anexo del Decreto *"Por el cual se adiciona el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

DETALLE DE LA COMPOSICION DE LA ADICIÓN AL PRESUPUESTO DE RENTAS DE 2020
Pesos

CONCEPTOS	TOTAL
I - INGRESOS DEL PRESUPUESTO NACIONAL	287,000,000,000
6.0 FONDOS ESPECIALES DE LA NACIÓN	287,000,000,000
NUMERAL 0081 FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	287,000,000,000
TOTAL ADICIÓN	287,000,000,000

ADICIÓN AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301			
					MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL ADICIÓN SECCIÓN	287,000,000,000		287,000,000,000
					A. FUNCIONAMIENTO	287,000,000,000		287,000,000,000
					UNIDAD: 130101			
					GESTION GENERAL	287,000,000,000		287,000,000,000
03					TRANSFERENCIAS CORRIENTES	287,000,000,000		287,000,000,000
03	03				A ENTIDADES DEL GOBIERNO	287,000,000,000		287,000,000,000
03	03	01			A ÓRGANOS DEL PGN	287,000,000,000		287,000,000,000
03	03	01	082		FONDO DE MITIGACIÓN DE EMERGENCIAS -FOME	287,000,000,000		287,000,000,000
				54	FONDO ESPECIAL FOME	287,000,000,000		287,000,000,000
					TOTAL ADICIÓN	287,000,000,000		287,000,000,000

REPÚBLICA DE COLOMBIA



Libertad y Orden

PRESIDENCIA DE LA REPÚBLICA
SECRETARÍA JURÍDICA
Revisó JAL
Aprobó

MINISTERIO DE HACIENDA Y CRÉDITO PÚBLICO

DECRETO LEGISLATIVO 813 DE

(4 JUN 2020)

Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020

EL PRESIDENTE DE LA REPÚBLICA DE COLOMBIA

En ejercicio de las atribuciones que le confieren el artículo 215 de la Constitución Política, en concordancia con la Ley 137 de 1994, y en desarrollo de lo previsto en el Decreto 637 del 6 de mayo de 2020, «Por el cual se declara un Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional», y

CONSIDERANDO

Que en los términos del artículo 215 de la Constitución Política, el presidente de la República, con la firma de todos los ministros, en caso de que sobrevengan hechos distintos de los previstos en los artículos 212 y 213 de la Constitución Política, que perturben o amenacen perturbar en forma grave e inminente el orden económico, social y ecológico del país, o que constituyan grave calamidad pública, podrá declarar el Estado de Emergencia Económica, Social y Ecológica.

Que según la misma norma constitucional, una vez declarado el estado de Emergencia Económica, Social y Ecológica, el Presidente de la República, con la firma de todos los ministros, podrá dictar decretos con fuerza de ley destinados exclusivamente a conjurar la crisis y a impedir la extensión de sus efectos.

Que estos decretos deberán referirse a materias que tengan relación directa y específica con el estado de Emergencia Económica, Social y Ecológica, y podrán, en forma transitoria, establecer nuevos tributos o modificar los existentes.

Que el 6 de marzo de 2020 el Ministerio de Salud y de la Protección Social dio a conocer el primer caso de brote de enfermedad por Coronavirus COVID-19 en el territorio nacional.

Que el 11 de marzo de 2020 la Organización Mundial de la Salud - OMS declaró el actual brote de enfermedad por Coronavirus - COVID-19 como una pandemia, esencialmente por la velocidad de su propagación y la escala de trasmisión, toda vez que al 11 de marzo de 2020 a la OMS se habían notificado cerca de 125.000 casos de contagio en 118 países y que a lo largo de esas últimas dos semanas el número de casos notificados fuera de la República Popular China se había multiplicado en trece (13) veces, mientras que el número de países afectados se había triplicado, por lo que instó a los países a tomar acciones urgentes.

DECRETO ·· 813 DE   Página 2 de 22

Continuación del Decreto "Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

Que mediante la Resolución 380 del 10 de marzo de 2020, el Ministerio de Salud y Protección Social adoptó, entre otras, medidas preventivas sanitarias de aislamiento y cuarentena de las personas que, a partir de la entrada en vigencia de la precitada resolución, arribaran a Colombia desde la República Popular China, Francia, Italia y España.

Que mediante Resolución 385 del 12 de marzo de 2020, el ministro de Salud y Protección Social, de acuerdo con lo establecido en el artículo 69 de la Ley 1753 de 2015, declaró el estado de emergencia sanitaria por causa del nuevo Coronavirus COVID-19 en todo el territorio nacional hasta el 30 de mayo de 2020 y, en virtud de esta, adoptó una serie de medidas con el objeto de prevenir y controlar la propagación del Coronavirus COVID-19 y mitigar sus efectos.

Que mediante Resolución 453 del 18 de marzo de 2020, los Ministerios de Salud y Protección Social y de Comercio, Industria y Turismo adoptaron "como medida sanitaria preventiva y de control en todo el territorio nacional, la clausura de los establecimientos y locales comerciales de esparcimiento y diversión; de baile; ocio y entretenimiento y de juegos de azar y apuestas tales como casinos, bingos y terminales de juegos de videos".

Que mediante la Resolución 844 del 26 de mayo de 2020 el Ministerio de Salud y Protección Social prorrogó la emergencia sanitaria por causa del nuevo Coronavirus COVID-19, decretada por medio de la Resolución 385 del 12 de marzo de 2020, hasta el 31 de agosto de 2020.

Que el Ministerio de Salud y Protección Social reportó el 9 de marzo de 2020 0 muertes y 3 casos confirmados en Colombia.

Que al 17 de marzo de 2020 el Ministerio de Salud y Protección Social había reportado que en el país se presentaban 75 casos de personas infectadas con el Coronavirus COVID-19 y 0 fallecidos, cifra que ha venido creciendo a nivel país de la siguiente manera: 102 personas contagiadas al 18 de marzo de 2020; 108 personas contagiadas al día 19 de marzo de 2020; 145 personas contagiadas al día 20 de marzo de 2020, 196 personas contagiadas al día 21 de marzo de 2020, 235 personas contagiadas al 22 de marzo de 2020, 306 personas contagiadas al 23 de marzo de 2020; 378 personas contagiadas al día 24 de marzo de 2020; 470 personas contagiadas al día 25 de marzo de 2020, 491 personas contagiadas al día 26 de marzo de 2020, 539 personas contagiadas al día 27 de marzo de 2020, 608 personas contagiadas al 28 de marzo de 2020, 702 personas contagiadas al 29 de marzo de 2020; 798 personas contagiadas al día 30 de marzo de 2020; 906 personas contagiadas al día 31 de marzo de 2020, 1.065 personas contagiadas al día 1 de abril de 2020, 1.161 personas contagiadas al día 2 de abril de 2020, 1.267 personas contagiadas al día 3 de abril de 2020, 1.406 personas contagiadas al día 4 de abril de 2020, 1.485 personas contagiadas al día 5 de abril de 2020, 1.579 personas contagiadas al día 6 de abril de 2020, 1.780 personas contagiadas al 7 de abril de 2020, 2.054 personas contagiadas al 8 de abril de 2020, 2.223 personas contagiadas al 9 de abril de 2020, 2.473 personas contagiadas al día 10 de abril de 2020, 2.709 personas contagiadas al 11 de abril de 2020, 2.776 personas contagiadas al 12 de abril de 2020, 2.852 personas contagiadas al 13 de abril de 2020, 2.979 personas contagiadas al 14 de abril de 2020, 3.105 personas

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

contagiadas al 15 de abril de 2020, 3.233 personas contagiadas al 16 de abril de 2020, 3.439 personas contagiadas al 17 de abril de 2020, 3.621 personas contagiadas al 18 de abril de 2020, 3.792 personas contagiadas al 19 de abril de 2020, 3.977 personas contagiadas al 20 de abril de 2020, 4.149 personas contagiadas al 21 de abril de 2020, 4.356 personas contagiadas al 22 de abril de 2020, 4.561 personas contagiadas al 23 de abril de 2020, 4.881 personas contagiadas al 24 de abril de 2020, 5.142 personas contagiadas al 25 de abril de 2020, 5.379 personas contagiadas al 26 de abril de 2020, 5.597 personas contagiadas al 27 de abril de 2020, 5.949 personas contagiadas al 28 de abril de 2020, 6.211 personas contagiadas al 29 de abril de 2020, 6.507 personas contagiadas al 30 de abril de 2020, 7.006 personas contagiadas al 1 de mayo de 2020, 7.285 personas contagiadas al 2 de mayo de 2020, 7.668 personas contagiadas al 3 de mayo de 2020, 7.973 personas contagiadas al 4 de mayo de 2020, 8.613 personas contagiadas al 5 de mayo de 2020, 8.959 personas contagiadas al 6 de mayo de 2020, 9.456 personas contagiadas al 7 de mayo de 2020, 10.051 personas contagiadas al 8 de mayo de 2020, 10.495 personas contagiadas al 9 de mayo de 2020, 11.063 personas contagiadas al 10 de mayo de 2020, 11.613 personas contagiadas al 11 de mayo de 2020, 12.272 personas contagiadas al 12 de mayo de 2020, 12.930 personas contagiadas al 13 de mayo de 2020, 13.610 personas contagiadas al 14 de mayo de 2020, 14.216 personas contagiadas al 15 de mayo de 2020, 14.939 personas contagiadas al 16 de mayo de 2020, 15.574 personas contagiadas al 17 de mayo de 2020, 16.295 personas contagiadas al 18 de mayo de 2020, 16.935 personas contagiadas al 19 de mayo de 2020, 17.687 personas contagiadas al 20 de mayo de 2020, 18.330 personas contagiadas al 21 de mayo de 2020, 19.131 personas contagiadas al 22 de mayo de 2020, 20.177 personas contagiadas al 23 de mayo de 2020, 21.175 personas contagiadas al 24 de mayo de 2020, 21.981 personas contagiadas al 25 de mayo de 2020, 23.003 personas contagiadas al 26 de mayo de 2020, 24.104 al 27 de mayo de 2020, 25.366 personas contagiadas al 28 de mayo de 2020, 26.688 personas contagiadas al 29 de mayo de 2020, 28.236 personas contagiadas al 30 de mayo de 2020, 29.383 personas contagiadas al 31 de mayo de 2020, 30.493 personas contagiadas al 1 de junio de 2020, 31.833 personas contagiadas al 2 de junio de 2020, 33.354 personas contagiadas al 3 junio de 2020 y mil cuarenta y cinco (1.045) fallecidos.

Que pese a las medidas adoptadas, el Ministerio de Salud y Protección Social (I) reportó el 10 de mayo de 2020 463 muertes y 11.063 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (4.155), Cundinamarca (283), Antioquia (468), Valle del Cauca (1.331), Bolívar (679), Atlántico (970), Magdalena (271), Cesar (72), Norte de Santander (99), Santander (42), Cauca (47), Caldas (100), Risaralda (216), Quindío (67), Huila (178), Tolima (130), Meta (923), Casanare (21), San Andrés y Providencia (6), Nariño (296), Boyacá (67), Córdoba (39), Sucre (4) La Guajira (27), Chocó (28), Caquetá (16) y Amazonas (527); (II) reportó el 11 de mayo de 2020 479 muertes y 11.613 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (4.305), Cundinamarca (289), Antioquia (474), Valle del Cauca (1.367), Bolívar (742), Atlántico (1.022), Magdalena (284), Cesar (72), Norte de Santander (99), Santander (42), Cauca (51), Caldas (100), Risaralda (216), Quindío (71), Huila (179), Tolima (130), Meta (927), Casanare (21), San Andrés y Providencia (6), Nariño (306), Boyacá (77), Córdoba (39), Sucre (4) La Guajira (27), Chocó (28), Caquetá (16), Amazonas (718), Putumayo (1); y (III) reportó el 3 de

DECRETO . . 813 DE   Página 4 de 22

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

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junio de 2020 1.045 muertes y 33.354 casos confirmados en Colombia, distribuidos así: Bogotá D.C. (11.250), Cundinamarca (1.034), Antioquia (1.260), Valle del Cauca (3.886), Bolívar (3.571), Atlántico (4.756), Magdalena (706), Cesar (348), Norte de Santander (134), Santander (114), Cauca (116), Caldas (156), Risaralda (262), Quindío (119), Huila (252), Tolima (274), Meta (983), Casanare (35), San Andrés y Providencia (17), Nariño (1.346), Boyacá (214), Córdoba (163), Sucre (47), La Guajira (65), Chocó (295), Caquetá (24), Amazonas (1.898), Putumayo (10), Vaupés (11), Arauca (1), Guainía (6) y Vichada (1).

Que según la Organización Mundial de la Salud – OMS, se ha reportado la siguiente información: (I) en reporte número 57 de fecha 17 de marzo de 2020 a las 10:00 a.m. CET[1] señaló que se encuentran confirmados 179.111 casos del nuevo coronavirus COVID-19 y 7.426 fallecidos, (II) en reporte número 62 de fecha 21 de marzo de 2020 a las 23:59 p.m. CET señaló que se encuentran confirmados 292.142 casos del nuevo coronavirus COVID-19 y 12.783 fallecidos, (III) en reporte número 63 de fecha 23 de marzo de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 332.930 casos del nuevo coronavirus COVID-19 y 14.509 fallecidos, (IV) en el reporte número 79 de fecha 8 de abril de 2020 a las 10:00 a.m. CET se encuentran confirmados 1.353.361 casos del nuevo coronavirus COVID-19 y 79.235 fallecidos, (V) en el reporte número 80 del 9 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.436.198 casos del nuevo coronavirus COVID-19 y 85.521 fallecidos, (VI) en el reporte número 81 del 10 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.521.252 casos del nuevo coronavirus COVID-19 y 92.798 fallecidos, (VII) en el reporte número 82 del 11 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.610.909 casos del nuevo coronavirus COVID-19 y 99.690 muertes, (VIII) en el reporte número 83 del 12 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.696.588 casos del nuevo coronavirus COVID-19 y 105.952 fallecidos, (IX) en el reporte número 84 del 13 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.773.084 casos del nuevo coronavirus COVID-19 y 111.652 fallecidos, (X) en el reporte número 85 del 14 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.844.863 casos del nuevo coronavirus COVID-19 y 117.021 fallecidos, (XI) en el reporte número 86 del 15 de abril de 2020 a las 10:00 a.m. CET señaló que se encuentran confirmados 1.914.916 casos del nuevo coronavirus COVID-19 y 123.010 fallecidos, (XII) en el reporte número 87 del 16 de abril de 2020 a las 10:00 a.m. CEST[2] señaló que se encuentran confirmados 1.991.562 casos del nuevo coronavirus COVID-19 y 130.885 fallecidos, (XIII) en el reporte número 88 del 17 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.074.529 casos del nuevo coronavirus COVID-19 y 139.378 fallecidos, (XIV) en el reporte número 89 del 18 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.160.207 casos del nuevo coronavirus COVID-19 y 146.088 fallecidos, (XV) en el reporte número 90 del 19 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.241.778 casos del nuevo coronavirus COVID-19 y 152.551 fallecidos, (XVI) en el reporte número 91 del 20 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.314.621 casos del nuevo coronavirus COVID-19 y 157.847 fallecidos y (XVII) en el reporte número 92 del 21

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[1] CET: Hora central europea.
[2] CEST: Hora central europea de verano.

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.397.217 casos del nuevo coronavirus COVID-19 y 162.956 fallecidos, (XVIII) en el reporte número 93 del 22 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.471.136 casos del nuevo coronavirus COVID-19 y 169.006 fallecidos, (XIX) en el reporte número 94 del 23 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.544.792 casos del nuevo coronavirus COVID-19 y 175.694 fallecidos, (XX) en el reporte número 95 del 24 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.626.321 casos del nuevo coronavirus COVID-19 y 181.938 fallecidos, (XXI) en el reporte número 96 del 25 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.719.896 casos del nuevo coronavirus COVID-19 y 187.705 fallecidos, (XXII) en el reporte número 97 del 26 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.804.796 casos del nuevo coronavirus COVID-19 y 193.710 fallecidos, (XXIII) en el reporte número 98 del 27 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentren confirmados 2.878.196 casos del nuevo coronavirus COVID-19 y 198.668 fallecidos, (XXIV) en el reporte número 99 del 28 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 2.954.222 casos del nuevo coronavirus COVID-19 y 202.597 fallecidos, (XXV) en el reporte número 100 del 29 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.018.952 casos del nuevo coronavirus COVID-19 y 207.973 fallecidos, (XXVI) en el reporte número 101 del 30 de abril de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.090.445 casos del nuevo coronavirus COVID-19 y 217.769 fallecidos, (XXVII) en el reporte número 102 del 1 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.175.207 casos del nuevo coronavirus COVID-19 y 224.172 fallecidos, (XXVIII) en el reporte número 103 del 2 de mayo de 2020 a las 3.267.184 casos del nuevo coronavirus COVID-19 y 229.971 fallecidos, (XXIX) en el reporte número 104 del 3 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.349.786 casos del nuevo coronavirus COVID-19 y 238.628 fallecidos, (XXX) en el reporte número 105 del 4 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.435.894 casos del nuevo coronavirus COVID-19 y 239.604 fallecidos, (XXXI) en el reporte número 106 del 5 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.517.345 casos del nuevo coronavirus COVID-19 y 243.401 fallecidos, (XXXII) en el reporte número 107 del 6 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.588.773 casos del nuevo coronavirus COVID-19 y 247.503 fallecidos, (XXXIII) en el reporte número 108 del 7 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.672.238 casos del nuevo coronavirus COVID-19 y 254.045 fallecidos, (XXXIV) en el reporte número 109 del 8 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.759.967 casos del nuevo coronavirus COVID-19 y 259.474 fallecidos, (XXXV) en el reporte número 110 del 9 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.855.788 casos del nuevo coronavirus COVID-19 y 265.862 fallecidos, (XXXVI) en el reporte número 111 del 10 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 3.917.366 casos del nuevo coronavirus COVID-19 y 274.361 fallecidos, (XXXVII) en el reporte número 112 del 11 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.006.257 casos del nuevo coronavirus COVID-19 y 278.892 fallecidos, (XXXVIII) en el reporte número 113 del 12 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.088.848 casos del nuevo coronavirus COVID-19

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

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y 283.153 fallecidos, (XXXIX) en el reporte número 114 del 13 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.170.424 casos del nuevo coronavirus COVID-19 y 287.399 fallecidos, (XL) en el reporte número 115 del 14 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.248.389 casos del nuevo coronavirus COVID-19 y 294.046 fallecidos, (XLI) en el reporte número 116 del 15 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.338.658 casos del nuevo coronavirus COVID-19 y 297.119 fallecidos, (XLII) en el reporte número 117 del 16 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.425.485 casos del nuevo coronavirus COVID-19 y 302.059 fallecidos, (XLIII) en el reporte número 118 del 17 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.525.497 casos del nuevo coronavirus COVID-19 y 307.395 fallecidos, (XLIV) en el reporte número 119 del 18 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.618.821 casos del nuevo coronavirus COVID-19 y 311.847 fallecidos, (XLV) en el reporte número 120 del 19 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.731.458 casos del nuevo coronavirus COVID-19 y 316.169 fallecidos, (XLVI) en el reporte número 121 del 20 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.789.205 casos del nuevo coronavirus COVID-19 y 318.789 fallecidos, (XLVII) en el reporte número 122 del 21 de mayo de 2020 a las 10:00 a.m. CEST señaló que se encuentran confirmados 4.893.186 casos del nuevo coronavirus COVID-19 y 323.256 fallecidos, (XLVIII) en el reporte número 123 del 22 de mayo de 2020 señaló que se encuentran confirmadas 4.993.470 casos del nuevo coronavirus COVID-19 y 327.738 fallecidos, (XLIX) en el reporte número 124 del 23 de mayo de 2020 señaló que se encuentran confirmadas 5.103.006 casos del nuevo coronavirus COVID-19 y 333.401 fallecidos, (L) en el reporte número 125 del 24 de mayo de 2020 señaló que se encuentran confirmadas 5.204.508 casos del nuevo coronavirus COVID-19 y 337.687 fallecidos, (LI) en el reporte número 126 del 25 de mayo de 2020 señaló que se encuentran confirmadas 5.304.772 casos del nuevo coronavirus COVID-19 y 342.029 fallecidos, (LII) en el reporte número 127 del 26 de mayo de 2020 señaló que se encuentran confirmados 5.404.512 casos del nuevo coronavirus COVID-19 y 343.514 fallecidos, (LIII) en el reporte número 128 del 27 de mayo de 2020 señaló que se encuentran confirmados 5.488.825 casos del nuevo coronavirus COVID-19 y 349.095 fallecidos, (LIV) en el reporte número 129 del 28 de mayo de 2020 señaló que se encuentran confirmados 5.593.631 casos del nuevo coronavirus COVID-19 y 353.334 fallecidos, (LV) en el reporte número 130 del 29 de mayo de 2020 señaló que se encuentran confirmados 5.701.337 casos del nuevo coronavirus COVID-19 y 357.688 fallecidos, (LVI) en el reporte número 131 del 30 de mayo de 2020 señaló que se encuentran confirmados 5.817.385 casos del nuevo coronavirus COVID-19 y 362.705 fallecidos, (LVII) en el reporte número 132 del 31 de mayo de 2020 señaló que se encuentran confirmados 5.934.936 casos del nuevo coronavirus COVID-19 y 367.166 fallecidos, (LVIII) en el reporte número 133 del 1 de junio de 2020 señaló que se encuentran confirmados 6.057.853 casos del nuevo coronavirus COVID-19 y 371.166 fallecidos, (LVIX) en el reporte número 134 del 2 de junio de 2020 señaló que se encuentran confirmados 6.194.533 casos del nuevo coronavirus COVID-19 y 376.320 fallecidos, (LVX) en el reporte número 135 del 3 de junio de 2020 señaló que se encuentran confirmados 6.287.771 casos del nuevo coronavirus COVID-19 y 379.941 fallecidos.

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Que según la Organización Mundial de la Salud – OMS, (I) en reporte de fecha 10 de mayo de 2020 a las 19:00 GMT-5, - hora del Meridiano de Greenwich-, se encuentran confirmados 4.006.257 casos, 278.892 fallecidos y 215 países, áreas o territorios con casos del nuevo coronavirus COVID-19; (II) en reporte de fecha 11 de mayo de 2020 a las 19:00 GMT-5, - hora del Meridiano de Greenwich-, se encuentran confirmados 4.088.848 casos, 283.153 fallecidos y 215 países, áreas o territorios con casos del nuevo coronavirus COVID-19; y (III) en reporte de fecha 3 de junio de 2020 a las 19:00 GMT-5, -hora del Meridiano de Greenwich-, se encuentran confirmados 6.397.294 casos, 383.872 fallecidos y 216 países, áreas o territorios con casos del nuevo coronavirus COVID-19.

Que según los datos de la encuesta integrada de hogares (GRIH) – Mercado Laboral del Departamento Nacional de Estadística, revelados el 29 de mayo de 2020, para el mes de abril de 2020, la tasa de desempleo del total nacional fue 19,8%, lo que significó un aumento de 9,5 puntos porcentuales frente al mismo mes del año pasado (10,3%). La tasa global de participación se ubicó en 51,8%, lo que representó una reducción de 10,4 puntos porcentuales frente a abril del 2019 (62,2%). Finalmente, la tasa de ocupación fue 41,6%, presentando una disminución de 14,2 puntos porcentuales respecto al mismo mes del 2019 (55,8%).

Que según el mismo documento, la tasa de desempleo en el total de las 13 ciudades y áreas metropolitanas fue 23,5%, lo que representó un aumento de 12,4 puntos porcentuales frente al mismo mes del año pasado (11,1%). La tasa global de participación se ubicó en 53,8%, lo que significó una reducción de 11,4 puntos porcentuales frente a abril del 2019 (65,2%). Entre tanto, la tasa de ocupación fue 41,2%, lo que representó una disminución de 16,7 puntos porcentuales respecto al mismo mes del 2019 (57,9%).

Que desagregando por sectores el análisis del impacto, se evidencia que todos los sectores redujeron el número de ocupados a excepción al de suministro de electricidad, gas, agua y gestión de desechos.

Variación de Ocupados por sector económico para el trimestre febrero-abril cifras en miles
Fuente Departamento Nacional de Estadística DANE

Rama de actividad económica	2019	2020	Variación
Comercio y reparación de vehículos	4.170	3.661	-509
Industrias manufactureras	2.624	2.142	-481
Actividades artísticas, entretenimiento, recreación y otras actividades de servicios	2.107	1.660	-447
Administración pública y defensa, educación y atención de la salud humana	2.556	2.271	-285
Construcción	1.434	1.258	-176
Agricultura, ganadería, caza, silvicultura y pesca	3.318	3.201	-117
Alojamiento y servicios de comida	1.591	1.481	-110
Transporte y almacenamiento	1.581	1.485	-96
Actividades profesionales, científicas, técnicas y servicios administrativos	1.347	1.268	-79
Información y comunicaciones	357	306	-51

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Actividades inmobiliarias	258	217	-41
Actividades financieras y de seguros	332	297	-35
Explotación de minas y canteras	182	177	-5
No informa	0	16	16
Suministro de electricidad gas, agua y gestión de desechos	170	246	76
Ocupados Total Nacional	22.027	19.687	-2.340

Que, en este contexto, el estancamiento de la actividad productiva a nivel nacional ha conllevado a la disminución de 5.4 millones de ocupados a 30 de abril, debido a la imposibilidad de realizar teletrabajo o trabajo desde casa, de otorgar de vacaciones anticipadas, así como de tomar otras medidas de flexibilización laboral.

Que mediante el Decreto 637 del 6 de mayo 2020, el presidente de la República declaró el Estado de Emergencia Económica, Social y Ecológica en todo el territorio nacional por el término treinta (30) días, con el fin de conjurar los efectos económicos y sociales que ha generado la grave calamidad pública que afecta al país por la pandemia del nuevo Coronavirus COVID-19.

Que la adopción de medidas autorizadas por el Estado de Emergencia busca fortalecer las acciones dirigidas a conjurar los efectos de la crisis, mediante la mitigación y prevención del impacto negativo en la economía del país; indicando en sus considerandos "Que con el fin de dar aplicación a las medidas adoptadas se debe autorizar al Gobierno nacional para efectuar las operaciones presupuestales que resulten necesarias".

Que el artículo 3 del Decreto 637 del 6 de mayo de 2020 resolvió adoptar "mediante decretos legislativos [...] todas aquellas medidas adicionales necesarias para conjurar la crisis e impedir la extensión de sus efectos, así mismo dispondrá las operaciones presupuestales necesarias para llevarlas a cabo."

Que en el sector minero-energético se hace necesario adoptar medidas que busquen, entre otras, garantizar la prestación efectiva del servicio en cumplimiento al principio de solidaridad, generar equilibrios ante las cargas y efectos derivados de la pandemia del nuevo Coronavirus COVID -19 para los distintos agentes de la cadena productiva y para los usuarios, hacer más eficientes y sostenibles los mecanismos, costos y tarifas asociados a la prestación de los servicios públicos y a las actividades del sector minero-energético, así como establecer mecanismos de priorización, reducción, reestructuración y racionalización en trámites, procedimientos y procesos que permitan mitigar los impactos de la emergencia en relación con los servicios y proyectos asociados a dicho sector.

Que de conformidad con el artículo 30 del Estatuto Orgánico del Presupuesto, y el artículo 3 de la Ley 2008 de 2019, constituyen fondos especiales en el orden nacional, los ingresos definidos en la ley para la prestación de un servicio público específico, así como los pertenecientes a fondos sin personería jurídica creados por el legislador. Los fondos sin personería jurídica estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la respectiva ley anual de presupuesto y las demás normas que reglamenten los órganos a los cuales pertenecen.

Que el Fondo Cuenta Especial Cuota de Fomento para Gas Natural – FECFGN, es un fondo de destinación específica que, según la Ley 401 de 1997, tiene como propósito promover y cofinanciar proyectos dirigidos al desarrollo de infraestructura para el uso del gas natural en los municipios y el sector rural prioritariamente.

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Que la Ley 2008 de 2019, por medio de la cual se fija el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1° de enero al 31 de diciembre de 2020, asignó, entre otros, para el Ministerio de Minas y Energía el presupuesto para apoyo a la financiación de proyectos dirigidos al desarrollo de infraestructura y conexiones para el uso del gas natural a nivel nacional.

Que, de conformidad con esta misma ley, los recursos asignados al proyecto de inversión de apoyo a la financiación de proyectos dirigidos al desarrollo de infraestructura y conexiones para el uso de gas natural a nivel nacional pertenecen al Fondo Cuenta Especial Cuota de Fomento para Gas Natural – FECFGN.

Que el artículo 9 del Decreto Legislativo 798 de 2020, establecen que durante la vigencia de la Emergencia Sanitaria declarada por el Ministerio de Salud y Protección Social, con ocasión de la pandemia derivada del Coronavirus COVID – 19, se podrán destinar los recursos disponibles del Fondo Especial Cuota de Fomento de Gas Natural, para financiar las acometidas internas y medidores de los proyectos de infraestructura financiados a través de dicho Fondo y, para subsidiar hasta la totalidad del costo de la prestación del servicio de los usuarios a los que se refiere el artículo 297 de la Ley 1955 de 2019.

Que debido a los efectos económicos ocasionados por la pandemia COVID-19, los usuarios de los estratos 1 y 2 del servicio público domiciliario de gas pueden verse en la imposibilidad de cumplir con sus obligaciones de pago frente al prestador del servicio, conllevando al eventual incumplimiento, y por lo tanto, poner en riesgo la sostenibilidad financiera de las empresas y la continuidad en la prestación del servicio de gas, razón por la cual se expidió el Decreto Legislativo 798 de 2020.

Que la Coordinadora del Grupo de Presupuesto de la Subdirección Administrativa y Financiera de la Subdirección Financiera y Administrativa del Ministerio de Minas y Energía certificó el 2 de junio de 2020 *"Que de acuerdo con las cifras de recaudo suministradas por el Grupo de Gestión Financiera y Contable de la Subdirección Administrativa y Financiera con corte a 31 de marzo de 2020 y una vez descontado el presupuesto de gastos aprobado con recursos del FONDO ESPECIAL CUOTA DE FOMENTO para la vigencia 2020, existen recursos adicionales y disponibles por valor de $124.000 millones, para ser incorporados en la adición al Presupuesto de Gastos para la vigencia 2020."*

Que dicha suma debe ser incorporada presupuestalmente como recursos adicionales en el Presupuesto General de la Nación del Fondo Cuenta Especial Cuota de Fomento para Gas Natural – FECFGN, creado por la Ley 401 de 1997.

Que, por otra parte, el Departamento Administrativo de la Presidencia de la República, mediante comunicaciones OFI20-00044561 / IDM 1219000 del 27 de marzo de 2020 y OFI20-00048196/IDM1219000 del 3 de abril de 2020, solicitó adicionar los recursos presupuestales de la vigencia 2020 en la suma de cincuenta mil millones de pesos ($50.000.000.000) con el objetivo de crear y difundir una campaña de comunicación masiva, enfocada en información y pedagogía para enfrentar la pandemia del Coronavirus Covid-19.

Que la legislación colombiana establece que los operadores de telecomunicaciones (personas naturales o jurídica, públicas o privadas) deberán poner a disposición sus servicios de manera gratuita a las autoridades competentes, con el fin de trasmitir comunicaciones relacionadas con el estado de emergencia por el COVID-19, y la Procuraduría General de la Nación expidió la Directiva 016 del 22 de abril de 2020 en la cual señaló: *"Exhortar a los Representantes Legales y Ordenadores del Gasto de las entidades de los sectores central y descentralizado de la rama ejecutiva en el orden*

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

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nacional y territorial, rama judicial, rama legislativa, organismos autónomos, organismos de control y organización electoral que contratan con cargo a recursos públicos, sin que sea relevante su naturaleza o su régimen jurídico, a: (…). 4. (…) se adopten las medidas correctivas necesarias, evitando así incurrir en posibles faltas disciplinarias, de responsabilidad fiscal o la comisión de un delito. 4.1. Contratación relacionada con la emergencia que no resulte necesaria, tales como, material publicitario impreso, radial, fotográfico o virtual sobre prevención del COVID-19 dirigido a población con acceso a televisión e internet y que cuentan con información suficiente; o contratos de publicidad para resaltar la imagen del alcalde, gobernador o partido político".

Que en virtud de lo anterior, el Departamento Administrativo de la Presidencia de la República determinó la imposibilidad de contratar con los recursos asignados en la Resolución No. 0994 de abril 8 de 2020, expedida por el Ministerio de Hacienda y Crédito Público, por lo cual solicitó al Ministerio de Hacienda y Crédito Público, mediante OFI20-00100724 / IDM 1219000 el 22 de mayo de 2020, reducir el presupuesto de la Presidencia de la República en la suma de cincuenta mil millones de pesos ($50.000.000.000) moneda corriente, los cuales deben ser incorporados presupuestalmente al Fondo de Mitigación de Emergencias – FOME, creado mediante Decreto Legislativo 444 de 2020.

Que, por otra parte, el Decreto 637 de 2020 señala que "la actual situación ha tenido claramente un impacto negativo para las familias de todos los estratos socioeconómicos, tanto en el entorno rural como urbano, en especial las que se encuentran en situación de vulnerabilidad socio-económica, amenazando la garantía de la provisión de servicios públicos como la educación, incluyendo la permanencia de los niños, niñas, adolescentes y jóvenes en todos sus niveles (primera infancia, básica, media y superior), así como también de las prestaciones complementarias y programas sociales tendientes a hacer efectivos estos derechos, por lo que se hace necesario adoptar medidas tendientes a reducir la deserción y a apoyar al sistema educativo".

Que para atender los efectos del COVID-19 en el sistema educativo, se expidió el Decreto Legislativo 662 del 14 de mayo de 2020 "Por el cual se crea el Fondo Solidario para la Educación y se adoptan medidas para mitigar la deserción en el sector educativo provocada por el Coronavirus COVID-19, en el marco del Estado de Emergencia Económica, Social y Ecológica", el cual estableció que el Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior -ICETEX administrará el Fondo Solidario para la Educación.

Que el mencionado Decreto, en el numeral 6 del artículo 2 señaló que los recursos del Fondo Solidario para la Educación provendrán, entre otros, de "Los recursos del presupuesto de inversión que el Ministerio de Educación Nacional transfiera al Fondo Solidario para la Educación". y en su artículo 3, estableció que el uso de los recursos del Fondo Solidario para la Educación serán usados para mitigar la extensión de los efectos de la crisis en el sector educativo en el territorio nacional, para apalancar los siguientes programas educativos: 1."Plan de Auxilios Educativos Coronavirus COVID-19, creado mediante el artículo 1 del Decreto 467 del 23 de marzo de 2020; 2. Línea de crédito educativo para el pago de pensiones de jardines y colegios privados; 3. Línea de crédito educativo para el pago de matrícula de los jóvenes en condición de vulnerabilidad, en programas de educación para el trabajo y el desarrollo humano; 4. Auxilio económico para el pago de la matrícula de los jóvenes en condición de vulnerabilidad, en instituciones de educación superior pública."

Que, por otra parte, tras la expansión del COVID-19 en el país y la sustancial caída de los precios del petróleo, las finanzas públicas del Gobierno nacional sufrieron dos choques importantes. El primero de estos choques correspondió a un incremento del gasto público requerido, mientras el segundo responde a la materialización de una fuerte caída de los

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

---

ingresos esperados en el año. Respecto a este último, la reducción de la actividad económica, producto del aislamiento preventivo obligatorio para aplanar la curva de contagios en el país, ha tenido unas fuertes implicaciones en la recaudación de la gran mayoría de impuestos nacionales y otros ingresos.

Que en sesión del 29 de mayo de 2020, el Comité de Tesorería del Ministerio de Hacienda y Crédito Público informó sobre la necesidad de financiar el faltante de caja de la Nación para la vigencia 2020, mediante: i) Mayores desembolsos de deuda externa, a través de una combinación de bonos externos y la potencial activación de una línea de rápido desembolso con el Fondo Monetario Internacional (FMI). Dichos recursos serían monetizados para solventar el faltante de caja en pesos, e ii) Incremento en las colocaciones de TES.

Que en sesión del CONFIS del 3 de junio de 2020, el Consejo Superior de Política Fiscal – CONFIS, de acuerdo con lo establecido en el artículo 26 del Estatuto Orgánico de Presupuesto, otorgó concepto previo favorable a la modificación del Plan Financiero del Gobierno nacional central 2020, consistente en la disminución de los Ingresos Corrientes de la Nación en $23.731 miles de millones e incremento de los Recursos de Capital por el mismo valor, con el propósito de atender el faltante de disponibilidad de caja de la Nación generado por los efectos de la pandemia del coronavirus COVID 19.

Que de acuerdo con el artículo 4 de la Ley 819 de 2003, el presupuesto y sus modificaciones deben guardar consistencia con las previsiones del Marco Fiscal de Mediano Plazo, del cual forma parte el Plan Financiero, por lo que deben garantizarse los movimientos autorizados por el CONFIS que guarden relación de consistencia con los cambios autorizados en el Plan financiero el 3 de junio de 2020.

Que producto de la reducción en los ingresos corrientes de la Nación, se hace necesario reducir el aforo de los recursos de ingresos corrientes no percibidos como consecuencia de los efectos que ha tenido la pandemia del COVID-19 en la economía colombiana, en la suma de VEINTITRES BILLONES SETECIENTOS TREINTA Y UN MIL MILLONES DE PESOS MONEDA LEGAL ($23.731.000.000.000).

De conformidad con lo anterior es necesario adicionar proporcionalmente la fuente de financiación mediante la asignación de recursos de capital originalmente prevista en el artículo 1 de la Ley 2008 de 2019 de ingresos corrientes de la Nación por recursos de capital en el Presupuesto General de la Nación en la suma de VEINTITRES BILLONES SETECIENTOS TREINTA Y UN MIL MILLONES DE PESOS MONEDA LEGAL ($23.731.000.000.000).

Que, por otra parte, a comienzos de 2020 el Fondo Monetario Internacional y otros organismos y agencias internacionales consideraban que la economía mundial había entrado en una etapa de consolidación que debería afianzarse en los siguientes años. Sin embargo, a nivel global, en el curso del primer trimestre de 2020 aparecieron en el horizonte dos elementos que han provocado un impacto profundo en la economía mundial. En primer lugar, contra todos los pronósticos, se hizo trizas el acuerdo petrolero que existía al interior de la OPEP+ mediante el cual se había convenido un esquema de reducción en la producción de petróleo para asegurar precios en niveles aceptables para sus miembros La ruptura del acuerdo, especialmente por las desavenencias entre Arabia Saudita y Rusia, dos de los más importantes productores, creó una sobreoferta de la producción y desencadenó una caída sostenida en el precio de los hidrocarburos, en sus diferentes referencias, afectando negativamente el crecimiento global.

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

Que esta situación se vio agravada con la aparición y expansión mundial de un segundo elemento: un virus. Nadie incluía en sus modelos matemáticos, en ninguna parte del planeta, estimaciones razonables de los efectos que pudiera tener sobre la economía el surgimiento y expansión de un nuevo coronavirus, identificado como Covid-19. Su aparición en China, en los últimos días de 2019, y su veloz propagación a la mayoría de los países, hasta convertirse en una pandemia, como la declaró la Organización Mundial de Salud, OMS, el pasado 11 de marzo, ha originado un cataclismo sanitario, económico, social y financiero en casi todos los países del mundo y ha afectado el tejido social de una manera que no tiene antecedentes. En estos meses, los gobiernos, en todo el mundo, han tenido que adoptar políticas estrictas de contención social obligatoria y de distanciamiento social, como única defensa ante el virus, en espera de una vacuna efectiva. De todas maneras, se estima que los efectos serán de larga duración. Por lo pronto, el efecto conjunto de estos dos elementos ha puesto a la mayoría de las economías en situación de recesión.

Que Colombia no ha escapado a esta situación y se han adoptado una serie de medidas necesarias para enfrentar esta situación, todo esto en medio de un estado de incertidumbre fiscal, que ha alterado la situación regular de gestión en la materia y ha obligado a la reorientación de los recursos hacia gastos no previstos inicialmente, que ahora son indispensables. Se espera que sean mayores a medida que se expanda el contagio viral.

Que en esta nueva situación ha modificado por completo el panorama económico y fiscal esperado para 2020 y años siguientes. El contenido y distribución del presupuesto de 2020, la planeación de mediano plazo presentada en el Marco Fiscal de Mediano Plazo, MFMP, y en el Marco de Gasto de Mediano Plazo, MGMP, que sirvió de base para la programación de este presupuesto, muestran una situación muy diferente a la realidad que surge hoy por la aparición de factores externos e imprevisibles, que el gobierno ha tenido que enfrentar con los recursos disponibles.

Que por lo anterior, es claro que, en las actuales circunstancias y en el futuro inmediato, el gobierno no cuenta con un margen de acción amplio en materia fiscal. No solo se requiere mantener los esfuerzos en materia sanitaria, considerando que el Covid - 19 se mantendrá activo mientras no se cuente con una vacuna efectiva, sino que la acción del Gobierno y de las autoridades económicas deberá focalizarse en volver a crear las condiciones para apoyar la recuperación económica y la generación de empleo y atender las necesidades de la población y de las pequeñas empresas, cada vez más apremiantes en la medida en que persista la situación de emergencia sanitaria y altos niveles de desempleo.

Que es claro que, en conjunto, las medidas que ha adoptado el Gobierno nacional para hacer frente a la situación generada por la pandemia del nuevo coronavirus Covid-19 tienen una incidencia significativa en las cuentas fiscales que necesariamente deben ser tenidas en cuenta en el proceso de planificación financiera del Estado y cuyo efecto será cada vez mayor en la medida en que el Gobierno nacional deba asignar recursos crecientes de difícil cuantificación, dado el nivel de incertidumbre que existe.

Que por esta razón, es aconsejable que, en las actuales circunstancias de incertidumbre, el Gobierno nacional cuente con facultades que le permitan reaccionar a tiempo y con la mayor oportunidad a situaciones imprevisibles como las que han caracterizado la expansión de la pandemia. En este tipo de situaciones de anormalidad no es posible ni razonable seguir (cumplir) los mismos procedimientos y plazos que son habituales en tiempos de normalidad. Se requiere dotar al Gobierno nacional de facultades para tomar decisiones rápidas y oportunas en materia de asignación de recursos del presupuesto a fin de contrarrestar los efectos de la pandemia por Covid 19. Razón por la cual se autoriza al Gobierno nacional para que pueda disponer las operaciones presupuestales necesarias,

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

siempre y cuando cuente con los recursos, para conjurar la crisis e impedir la extensión de sus efectos.

Que de conformidad con lo anteriormente expuesto, para efectos de concretar las medidas económicas y sociales que el Gobierno nacional busca implementar para conjurar la grave crisis ocasionada por la Pandemia COVID – 19, se hace necesario aprobar créditos adicionales y realizar traslados, distribuciones, modificaciones y desagregaciones al Presupuesto General de la Nación del 2020, en el marco de las facultades otorgadas al Gobierno nacional mediante el artículo 83 del Decreto 111 de 1996 – Estatuto Orgánico de Presupuesto, el artículo 47 de la Ley 137 de 1994 y el artículo 18 de la Ley 2008 de 2019.

Que el artículo 83 del Estatuto Orgánico de Presupuesto dispone: "Los créditos adicionales y traslados al Presupuesto General de la Nación destinados a atender gastos ocasionados por los estados de excepción, serán efectuados por el Gobierno en los términos que este señale. La fuente de gasto público será el decreto que declare el estado de excepción respectivo".

Que como consecuencia de lo anterior es indispensable modificar la Ley 2008 de 2019, *"Por la cual se decreta el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1o de enero al 31 de diciembre de 2020"*, con el fin de atender los gastos ocasionados por las medidas requeridas para atender el estado de excepción.

Que el artículo 67 del Estatuto Orgánico del Presupuesto faculta al Gobierno para dictar el Decreto de liquidación del Presupuesto General de la Nación, y prevé que el decreto se acompañará con un anexo que tendrá el detalle del gasto.

Que en mérito de lo expuesto,

DECRETA

ARTÍCULO 1. ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de VEINTITRES BILLONES OCHOCIENTOS CINCUENTA Y CINCO MIL MILLONES DE PESOS MONEDA LEGAL ($23.855.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	23.855.000.000.000
2. RECURSOS DE CAPITAL DE LA NACIÓN	23.731.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	124,000.000.000
TOTAL ADICIONES	23.855.000.000.000

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

ARTÍCULO 2. REDUCCIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Teniendo en cuenta el impacto negativo en los ingresos por los efectos sobre las finanzas públicas ocasionados por el coronavirus - COVID 19 redúzcase el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de VEINTITRES BILLONES SETECIENTOS TREINTA Y UN MIL MILLONES DE PESOS MONEDA LEGAL ($23.731.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

REDUCCIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	23.731.000.000.000
1. INGRESOS CORRIENTES DE LA NACIÓN	23.731.000.000.000
TOTAL REDUCCIONES	23.731.000.000.000

ARTÍCULO 3. ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de CIENTO VEINTICUATRO MIL MILLONES DE PESOS MONEDA LEGAL ($124.000.000.000), según el siguiente detalle:

ADICIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2101 MINISTERIO DE MIINAS Y ENERGÍA			
		TOTAL ADICIONES SECCIÓN	124,000.000.000		124,000.000.000
		C. INVERSION	124,000.000.000		124,000.000.000
2101		ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	124,000.000.000		124,000.000.000
2101	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	124,000.000.000		124,000.000.000
		TOTAL ADICIONES	124,000.000.000		124,000.000.000

ARTÍCULO 4. CONTRACRÉDITOS AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Efectúense los siguientes contracréditos en el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de CIENTO TREINTA Y TRES MIL CUATROCIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS DIECISIETE MIL DIECISIETE PESOS MONEDA LEGAL ($133.499.717.017), según el siguiente detalle:

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

CONTRACRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
		TOTAL CONTRACRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
		A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
		SECCION: 2201			
		MINISTERIO DE EDUCACIÓN NACIONAL			
		TOTAL CONTRACRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
		C. INVERSIÓN	83,499,717,017		83,499,717,017
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	79,959,556,051		79,959,556,051
2201	700	INTERSUBSECTORIAL EDUCACIÓN	79,959,556,051		79,959,556,051
2299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EDUCACION	3,540,160,966		3,540,160,966
2299	700	INTERSUBSECTORIAL EDUCACIÓN	3,540,160,966		3,540,160,966
		TOTAL CONTRACRÉDITOS	133,499,717,017		133,499,717,017

ARTÍCULO 5. CRÉDITOS AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Con base en los recursos de que trata el artículo anterior, efectúense los siguientes créditos en el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de CIENTO TREINTA Y TRES MIL CUATROCIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS DIECISIETE MIL DIECISIETE PESOS MONEDA LEGAL ($133.499.717.017), según el siguiente detalle:

CRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301			
		MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		TOTAL CRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
		A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
		SECCION: 2201			
		MINISTERIO DE EDUCACION NACIONAL			
		TOTAL CRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
		C. INVERSION	83,499,717,017		83,499,717,017
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	83,499,717,017		83,499,717,017

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

CRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
2202	700	INTERSUBSECTORIAL EDUCACION	83,499,717,017		83,499,717,017
		TOTAL CRÉDITOS	133,499,717,017		133,499,717,017

ARTÍCULO 6. LIQUIDACIÓN DE LAS ADICIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Adiciónese el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de VEINTITRES BILLONES OCHOCIENTOS CINCUENTA Y CINCO MIL MILLONES DE PESOS MONEDA LEGAL ($23.855.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

ADICIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	23.855.000.000.000
2. RECURSOS DE CAPITAL DE LA NACIÓN	23.731.000.000.000
6. FONDOS ESPECIALES DE LA NACIÓN	124.000.000.000
TOTAL ADICIONES	23.855.000.000.000

ARTÍCULO 7. LIQUIDACIÓN DE LAS REDUCCIONES AL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL. Redúzcase el Presupuesto de Rentas y Recursos de Capital del Presupuesto General de la Nación de la vigencia fiscal de 2020 en la suma de VEINTITRES BILLONES SETECIENTOS TREINTA Y UN MIL MILLONES DE PESOS MONEDA LEGAL ($23.731.000.000.000), según el siguiente detalle:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

REDUCCIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CONCEPTO	VALOR
I - INGRESOS DEL PRESUPUESTO NACIONAL	23.731.000.000.000
1. INGRESOS CORRIENTES DE LA NACIÓN	23.731.000.000.000
TOTAL REDUCCIONES	23.731.000.000.000

ARTÍCULO 8. LIQUIDACIÓN DE LAS ADICIONES AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Adiciónese el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma CIENTO VEINTICUATRO MIL MILLONES DE PESOS MONEDA LEGAL ($124.000.000.000), según el siguiente detalle:

Continuación del Decreto "Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

ADICIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2101			
		MINISTERIO DE MIINAS Y ENERGÍA			
		TOTAL ADICIONES SECCIÓN	124,000.000.000		124,000.000.000
		C. INVERSION	124,000.000.000		124,000.000.000
2101		ACCESO AL SERVICIO PÙBLICO DOMICILIARIO DE GAS COMBUSTIBLE	124,000.000.000		124,000.000.000
2101	1900	INTERSUBSECTORIAL MINAS Y ENERGÍA	124,000.000.000		124,000.000.000
		TOTAL ADICIONES	124,000.000.000		124,000.000.000

ARTÍCULO 9. LIQUIDACIÓN DE LOS CONTRACRÉDITOS AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Efectúense los siguientes contracréditos en el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de CIENTO TREINTA Y TRES MIL CUATROCIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS DIECISIETE MIL DIECISIETE PESOS MONEDA LEGAL ($133.499.717.017), según el siguiente detalle:

CONTRACRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
		TOTAL CONTRACRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
		A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
		SECCION: 2201			
		MINISTERIO DE EDUCACIÓN NACIONAL			
		TOTAL CONTRACRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
		C. INVERSIÓN	83,499,717,017		83,499,717,017
2201		CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	79,959,556,051		79,959,556,051
2201	700	INTERSUBSECTORIAL EDUCACIÓN	79,959,556,051		79,959,556,051
2299		FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EDUCACION	3,540,160,966		3,540,160,966
2299	700	INTERSUBSECTORIAL EDUCACIÓN	3,540,160,966		3,540,160,966
		TOTAL CONTRACRÉDITOS	133,499,717,017		133,499,717,017

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

ARTÍCULO 10. LIQUIDACIÓN DE LOS CRÉDITOS AL PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Con base en los recursos de que trata el artículo anterior, ábranse los siguientes créditos en el Presupuesto de Gastos o Ley de Apropiaciones del Presupuesto General de la Nación de la vigencia fiscal de 2020, en la suma de CIENTO TREINTA Y TRES MIL CUATROCIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS DIECISIETE MIL DIECISIETE PESOS MONEDA LEGAL ($133.499.717.017), según el siguiente detalle:

CRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1301 MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
		TOTAL CRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
		A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
		SECCION: 2201 MINISTERIO DE EDUCACION NACIONAL			
		TOTAL CRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
		C. INVERSION	83,499,717,017		83,499,717,017
2202		CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	83,499,717,017		83,499,717,017
2202	700	INTERSUBSECTORIAL EDUCACIÓN	83,499,717,017		83,499,717,017
		TOTAL CRÉDITOS	133,499,717,017		133,499,717,017

ARTÍCULO 11. Movimientos presupuestales. Teniendo en cuenta la incertidumbre sobre la extensión de los efectos de la pandemia ocasionada por el coronavirus - COVID 19, y la urgencia que demanda su atención, facúltese al Gobierno nacional para adicionar o modificar el Presupuesto General de la Nación de la vigencia fiscal de 2020, siempre y cuando se cuente con la fuente de financiación para atender dichos efectos.

ARTÍCULO 12. El presente decreto se acompaña de un anexo que contiene el detalle del gasto.

ARTÍCULO 13. VIGENCIA. El presente decreto rige a partir de la fecha de su publicación.

PUBLÍQUESE Y CÚMPLASE   4 JUN 2020

Dado en Bogotá D.C., a los

LA MINISTRA DEL INTERIOR,

ALICIA VICTORIA ARANGO OLMOS

DECRETO 813 DE   Página 19 de 22

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

4 JUN 2020

LA MINISTRA DE RELACIONES EXTERIORES



CLAUDIA BLUM DE BARBERI

EL MINISTRO DE HACIENDA Y CRÉDITO PÚBLICO,



ALBERTO CARRASQUILLA BARRERA

LA MINISTRA DE JUSTICIA Y DEL DERECHO,



MARGARITA LEONOR CABELLO BLANCO

EL MINISTRO DE DEFENSA NACIONAL,



CARLOS HOLMES TRUJILLO GARCIA

EL MINISTRO DE AGRICULTURA Y DESARROLLO RURAL,



RODOLFO ENRIQUE ZEA NAVARRO

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

4 JUN 2020

EL MINISTRO DE SALUD Y PROTECCIÓN SOCIAL,



FERNANDO RUIZ GÓMEZ

EL MINISTRO DEL TRABAJO,



ANGEL CUSTODIO CABRERA BÁEZ

LA MINISTRA DE MINAS Y ENERGÍA,



MARIA FERNANDA SUÁREZ LONDOÑO

EL MINISTRO DE COMERCIO, INDUSTRIA Y TURISMO,



JOSE MANUEL RESTREPO ABONDANO

LA MINISTRA DE EDUCACIÓN NACIONAL,



MARIA VICTORIA ANGULO GONZÁLEZ

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

EL MINISTRO DE AMBIENTE Y DESARROLLO SOSTENIBLE,

4 JUN 2020



RICARDO JOSÉ LOZANO PICÓN

EL MINISTRO DE VIVIENDA, CIUDAD Y TERRITORIO,



JONATHAN MALAGÓN GONZÁLEZ

LA MINISTRA DE TECNOLOGÍAS DE LA INFORMACIÓN
Y LAS COMUNICACIONES,

Karen A.

KAREN ABUDINEN ABUCHAIBE

LA MINISTRA DE TRANSPORTE,



ANGELA MARÍA OROZCO GÓMEZ

LA MINISTRA DE CULTURA,



CARMEN INÉS VASQUEZ CAMACHO

Continuación del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

LA MINISTRA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN,



4 JUN 2020

Mabel Gisela Torres Torres

MABEL GISELA TORRES TORRES

EL MINISTRO DEL DEPORTE,

ERNESTO LUCENA BARRERO

Anexo del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

DETALLE DE LA COMPOSICION DE LAS ADICIONES AL PRESUPUESTO DE RENTAS DE 2020

Pesos

CONCEPTOS		TOTAL
I.	INGRESOS DEL PRESUPUESTO NACIONAL	23,855,000,000,000
2.0.00	RECURSOS DE CAPITAL DE LA NACIÓN	23,731,000,000,000
2.0.00.2	RECURSOS DE CAPITAL	23,731,000,000,000
2.0.00.2.06	RECURSOS DE CRÉDITO EXTERNO	15,545,000,000,000
2.0.00.2.07	RECURSOS DE CRÉDITO INTERNO	2,644,000,000,000
2.0.00.2.14	OTROS RECURSOS DE CAPITAL	5,542,000,000,000
6.0	FONDOS ESPECIALES DE LA NACIÓN	124,000,000,000
NUMERAL 0062	FONDO ESPECIAL CUOTA DE FOMENTO DE GAS NATURAL	124,000,000,000
TOTAL ADICIONES		23,855,000,000,000

DETALLE DE LA COMPOSICION DE LAS REDUCCIONES AL PRESUPUESTO DE RENTAS DE 2020

Pesos

CONCEPTOS		TOTAL
I.	INGRESOS DEL PRESUPUESTO NACIONAL	23,731,000,000,000
1.0.00	INGRESOS CORRIENTES DE LA NACIÓN	23,731,000,000,000
1.0.00.1	INGRESOS CORRIENTES	23,731,000,000,000
1.0.00.1.01	INGRESOS TRIBUTARIOS	23,531,000,000,000
1.0.00.1.01.1	IMPUESTOS DIRECTOS	5,185,494,000,000
NUMERAL 0001	IMPUESTO SOBRE LA RENTA Y COMPLEMENTARIOS	5,185,494,000,000
1.0.00.1.01.2	IMPUESTOS INDIRECTOS	18,345,506,000,000
NUMERAL 0001	IMPUESTO SOBRE ADUANAS Y RECARGOS	1,454,548,000,000
NUMERAL 0002	IMPUESTO SOBRE LAS VENTAS	13,107,944,000,000
NUMERAL 0003	IMPUESTO DE TIMBRE NACIONAL	41,430,000,000
NUMERAL 0006	GRAVAMEN A LOS MOVIMIENTOS FINANCIEROS	1,045,998,000,000
NUMERAL 0008	IMPUESTO NACIONAL AL CONSUMO	1,927,400,000,000
NUMERAL 0009	IMPUESTO NACIONAL A LA GASOLINA Y AL ACPM	732,331,000,000
NUMERAL 0014	IMPUESTO NACIONAL AL CARBONO	35,855,000,000
1.0.00.1.02	INGRESOS NO TRIBUTARIOS	200,000,000,000
1.0.00.1.02.2	TASAS Y DERECHOS ADMINISTRATIVOS	200,000,000,000
TOTAL REDUCCIONES		23,731,000,000,000

Continuación del Anexo del Decreto *"Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"*

ADICIONES AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 2101			
					MINISTERIO DE MINAS Y ENERGÍA			
					TOTAL ADICIONES SECCIÓN	124,000,000,000		124,000,000,000
					C. INVERSION	124,000,000,000		124,000,000,000
					UNIDAD: 210101			
					GESTION GENERAL	124,000,000,000		124,000,000,000
2101					ACCESO AL SERVICIO PÚBLICO DOMICILIARIO DE GAS COMBUSTIBLE	124,000,000,000		124,000,000,000
2101	1900				INTERSUBSECTORIAL MINAS Y ENERGÍA	124,000,000,000		124,000,000,000
2101	1900	8			DISTRIBUCIÓN DE RECURSOS A USUARIOS DE GAS COMBUSTIBLE POR RED DE ESTRATOS 1 Y 2 NACIONAL	115,700,000,000		115,700,000,000
				16	FONDOS ESPECIALES	115,700,000,000		115,700,000,000
2101	1900	9			APOYO A LA FINANCIACIÓN DE PROYECTOS DIRIGIDOS AL DESARROLLO DE INFRAESTRUCTURA, Y CONEXIONES PARA EL USO DE GAS NATURAL A NIVEL NACIONAL	8,300,000,000		8,300,000,000
				16	FONDOS ESPECIALES	8,300,000,000		8,300,000,000
					TOTAL ADICIONES	124,000,000,000		124,000,000,000

CONTRACRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 0201			
					PRESIDENCIA DE LA REPUBLICA			
					TOTAL CONTRACRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
					A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
					UNIDAD: 020101			
					GESTION GENERAL	50,000,000,000		50,000,000,000

Continuación del Anexo del Decreto "Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

CONTRACRÉDITOS AL PRESUPUESTO GENERAL DE LA NACIÓN 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
03					TRANSFERENCIAS CORRIENTES	50,000,000,000		50,000,000,000
03	03				A ENTIDADES DEL GOBIERNO	50,000,000,000		50,000,000,000
03	03	01			A ÓRGANOS DEL PGN	50,000,000,000		50,000,000,000
03	03	01	82		FONDO DE MITIGACIÓN DE EMERGENCIAS - FOME	50,000,000,000		50,000,000,000
				54	FONDO ESPECIAL FOME	50,000,000,000		50,000,000,000
					SECCION: 2201 MINISTERIO DE EDUCACIÓN NACIONAL			
					TOTAL CONTRACRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
					C. INVERSIÓN	83,499,717,017		83,499,717,017
					UNIDAD: 220101 GESTIÓN GENERAL	83,499,717,017		83,499,717,017
2201					CALIDAD, COBERTURA Y FORTALECIMIENTO DE LA EDUCACIÓN INICIAL, PRESCOLAR, BÁSICA Y MEDIA	79,959,556,051		79,959,556,051
2201	700				INTERSUBSECTORIAL EDUCACIÓN	79,959,556,051		79,959,556,051
2201	700	18			FORTALECIMIENTO DE LAS CONDICIONES PARA EL LOGRO DE TRAYECTORIAS EDUCATIVAS EN LA EDUCACIÓN INICIAL PREESCOLAR, BÁSICA Y MEDIA NACIONAL	63,658,199,376		63,658,199,376
				10	RECURSOS CORRIENTES	21,016,776,564		21,016,776,564
				11	OTROS RECURSOS DEL TESORO	42,641,422,812		42,641,422,812
2201	700	19			IMPLEMENTACIÓN DE ESTRATEGIAS EDUCATIVAS INTEGRALES, PERTINENTES Y DE CALIDAD EN ZONAS RURALES NACIONAL	16,301,356,675		16,301,356,675
				10	RECURSOS CORRIENTES	16,301,356,675		16,301,356,675
2299					FORTALECIMIENTO DE LA GESTION Y DIRECCION DEL SECTOR EDUCACION	3,540,160,966		3,540,160,966
2299	700				INTERSUBSECTORIAL EDUCACIÓN	3,540,160,966		3,540,160,966
2299	700	10			DESARROLLO DE LAS CAPACIDADES DE PLANEACIÓN Y GESTIÓN INSTITUCIONALES Y SECTORIALES NACIONAL	3,540,160,966		3,540,160,966
				10	RECURSOS CORRIENTES	3,540,160,966		3,540,160,966

Continuación del Anexo del Decreto "Por el cual se modifica el Presupuesto General de la Nación de la vigencia fiscal de 2020 y se efectúa su correspondiente liquidación, en el marco de la Emergencia Económica, Social y Ecológica declarada mediante el Decreto 637 del 6 de mayo de 2020"

CONTRACRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					TOTAL CONTRACREDITOS	133,499,717,017		133,499,717,017

CRÉDITOS AL PRESUPUESTO GENERAL DE LA NACION 2020

CTA PROG	SUBC SUBP	OBJG PROY	ORD SPRY	REC	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
					SECCION: 1301 MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
					TOTAL CRÉDITOS SECCIÓN	50,000,000,000		50,000,000,000
					A. FUNCIONAMIENTO	50,000,000,000		50,000,000,000
					UNIDAD: 130101 GESTION GENERAL	50,000,000,000		50,000,000,000
03					TRANSFERENCIAS CORRIENTES	50,000,000,000		50,000,000,000
03	03				A ENTIDADES DEL GOBIERNO	50,000,000,000		50,000,000,000
03	03	01			A ÓRGANOS DEL PGN	50,000,000,000		50,000,000,000
03	03	01	082		FONDO DE MITIGACIÓN DE EMERGENCIAS –FOME	50,000,000,000		50,000,000,000
				54	FONDO ESPECIAL FOME	50,000,000,000		50,000,000,000
					SECCION: 2201 MINISTERIO DE EDUCACION NACIONAL			
					TOTAL CRÉDITOS SECCIÓN	83,499,717,017		83,499,717,017
					C. INVERSION	83,499,717,017		83,499,717,017
					UNIDAD: 220101 GESTION GENERAL	83,499,717,017		83,499,717,017
2202					CALIDAD Y FOMENTO DE LA EDUCACION SUPERIOR	83,499,717,017		83,499,717,017
2202	700				INTERSUBSECTORIAL EDUCACIÓN	83,499,717,017		83,499,717,017
2202	700	47			APOYO PARA FOMENTAR EL ACCESO CON CALIDAD A LA EDUCACIÓN SUPERIOR A TRAVÉS DE INCENTIVOS A LA DEMANDA EN COLOMBIA NACIONAL	83,499,717,017		83,499,717,017
				10	RECURSOS CORRIENTES	40,858,294,205		40,858,294,205
				11	OTROS RECURSOS DEL TESORO	42,641,422,812		42,641,422,812
					TOTAL CRÉDITOS	133,499,717,017		133,499,717,017